     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           --------------------------

                               OBJECTSPACE, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                        7379                    75-2441715
 (State or other jurisdiction        (Primary standard          (I.R.S. employer
              of                        industrial            identification no.)
incorporation or organization)  classification code number)

                           --------------------------
                               OBJECTSPACE, INC.
                         14850 QUORUM DRIVE, SUITE 500
                              DALLAS, TEXAS 75240
                           TELEPHONE: (972) 726-4100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                  DAVID NORRIS
                             CHAIRMAN OF THE BOARD,
                          CHIEF EXECUTIVE OFFICER AND
                                   PRESIDENT
                               OBJECTSPACE, INC.
                         14850 QUORUM DRIVE, SUITE 500
                              DALLAS, TEXAS 75240
                           TELEPHONE: (972) 726-4100
                           FACSIMILE: (972) 715-9000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------
                          Copies of communications to:

            GREGORY R. SAMUEL                                  RONALD G. SKLOSS
            GARRETT A. DEVRIES                                 NATHAN T. DOOLEY
          HAYNES AND BOONE, LLP                        BROBECK, PHLEGER & HARRISON LLP
       901 MAIN STREET, SUITE 3100                     301 CONGRESS AVENUE, SUITE 1200
           DALLAS, TEXAS 75202                               AUSTIN, TEXAS 78701
        TELEPHONE: (214) 651-5000                         TELEPHONE: (512) 477-5495
        FACSIMILE: (214) 651-5940                         FACSIMILE: (512) 477-5813

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM
                                                              AGGREGATE OFFERING        AMOUNT OF
            TITLE OF SECURITIES TO BE REGISTERED                   PRICE(1)         REGISTRATION FEE
Common Stock, $0.01 par value...............................    $115,000,000(1)        $30,360.00

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SUBJECT TO COMPLETION -- APRIL 3, 2000

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY U.S. FEDERAL SECURITIES LAW TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROSPECTUS
                 , 2000

                                     [LOGO]

                                  SHARES OF COMMON STOCK

----------------------------------------------------------------------

OBJECTSPACE, INC.:                      THE OFFERING:
- We are a leading provider of          - We are offering          shares of
  business-to-business infrastructure     our common stock.
  software products and services that   - The underwriters have an option to
  enable organizations to rapidly         purchase up to      additional
  integrate business applications         shares from us to cover
  within and across organizations over    over-allotments.
  the Internet.                         - This is our initial public offering,
- ObjectSpace, Inc.                     and no public market currently exists
  14850 Quorum Drive, Suite 500         for our shares.
  Dallas, Texas 75240                   - We plan to use the net proceeds from
  (972) 726-4100                          this offering for working capital
                                          and other general corporate purposes
PROPOSED SYMBOL & MARKET:                 and for the repayment of
- OBSP/Nasdaq National Market             approximately $3.0 million of
                                          indebtedness.
                                        - Closing:             , 2000

---------------------------------------------------------------------------------
                                                 Per Share               Total
---------------------------------------------------------------------------------
Public offering price (Estimated):               $                    $

Underwriting fees:

Proceeds to ObjectSpace, Inc.:
---------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE

              BEAR, STEARNS & CO. INC.

                            DAIN RAUSCHER WESSELS

                                          WARBURG DILLON READ LLC

                                                        DLJDIRECT INC.

[Description of Prospectus Artwork

1.  INSIDE FRONT COVER PORTRAYS THE FOLLOWING:

    Circle with a picture of a person walking away. Text on the right side reads "In The New Economy, Standing Alone Means Falling Behind..." Logo of ObjectSpace and slogan "The Power Between" appear at the bottom of the page.

2.  GATEFOLD PORTRAYS THE FOLLOWING:

    Title in upper left corner reads "OpenBusiness from ObjectSpace". Graphic depicts the letter "B" inside each of the six differently-sized circles, connected by straight lines. The background depicts a digitized cityscape. Text on right side reads:

    "ENABLING NEW BUSINESS MODELS

    Escalating competitive pressures, shifting supplier relationships and diverse customer demands are forcing organizations of all sizes to quickly embrace a new B2B business model.

    Through the use of XML and support for a broad range of additional communications standards, our solution enables organizations to easily and rapidly integrate business applications over the Internet.

    OBJECTSPACE B2B INTEGRATION SOLUTIONS:

       OpenBusiness Infrastructure Platform

       OpenBusiness Gateway

       OpenBusiness Portal

       Professional Services"

    Logo of ObjectSpace and slogan "The Power Between" appear at lower right corner.]

                               TABLE OF CONTENTS

                                            PAGE
Prospectus Summary..................        1

Risk Factors........................        4

Special Note Regarding Forward-
  Looking Statements; Market Data...       14

Use of Proceeds.....................       14

Dividend Policy.....................       14

Corporate Information...............       15

Capitalization......................       16

Dilution............................       17

Selected Financial Data.............       18

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................       19

                                            PAGE

Business............................       27

Management..........................       40

Certain Transactions................       50

Principal Stockholders..............       53

Description of Capital Stock........       54

Shares Eligible for Future Sale.....       57

Underwriting........................       60

Legal Matters.......................       62

Experts.............................       62

Where You Can Find More
  Information.......................       62

Index to Financial Statements.......      F-1

                               PROSPECTUS SUMMARY

    THIS SUMMARY IS QUALIFIED BY MORE DETAILED INFORMATION APPEARING IN OTHER SECTIONS OF THE PROSPECTUS. THE OTHER INFORMATION IS IMPORTANT, SO PLEASE READ THIS ENTIRE PROSPECTUS CAREFULLY.

                                  OUR BUSINESS

    We are a leading provider of business-to-business infrastructure software products and services that enable organizations to easily and rapidly integrate business applications within and across organizations over the Internet. Our software allows organizations to link their business processes by sharing services, conducting transactions and exchanging information in real-time, with customers, suppliers and other trading partners. Our OpenBusiness solution provides a robust, easy to configure integration platform that ensures reliable, secure integration of complex, dynamic software applications and scales to accommodate large numbers of business-to-business, or B2B, partners. We believe our OpenBusiness solution allows our customers to integrate business processes with their B2B partners with fewer alterations to their existing software applications than current alternatives.

    Escalating competitive pressures, shifting supplier relationships and diverse customer demands are forcing organizations of all sizes to quickly embrace a new Internet-based B2B business model. This new model requires a higher level of business process integration in which customers, suppliers and other trading partners transact business electronically over the Internet. With improved B2B integration, or B2Bi, organizations can more effectively pursue new revenue opportunities and significantly improve operating efficiencies. We believe many organizations will not be able to successfully compete in today's global markets without embracing this new B2B business model.

    We have designed our solution to be rapidly deployed, permitting our customers to reduce the time necessary to execute new Internet-based B2B strategies. Through the use of eXtensible Markup Language, or XML, and support for a broad range of additional communications standards, our solution provides a high level of interoperability among disparate software applications. As a result, our OpenBusiness solution, unlike other B2Bi solutions, allows customers, suppliers and other trading partners to successfully integrate their otherwise incompatible software applications without significant reprogramming or adopting the same communications standards. In addition, to help our customers adopt new B2B models and implement our OpenBusiness solution, we provide a wide range of professional services, including strategic planning, architectural design, project management and implementation services.

    Our OpenBusiness product line is comprised of our:

    - OPENBUSINESS INFRASTRUCTURE PLATFORM that provides the critical foundation for integrating an organization's disparate business applications, allowing them to be easily extended to their external B2B partners;

    - OPENBUSINESS GATEWAY, a recently released product that builds upon the functionality of the Infrastructure Platform by extending an organization's internally integrated applications to its B2B partners over the Internet; and

    - OPENBUSINESS PORTAL, a recently released product that can leverage the integration and access capabilities of the Infrastructure Platform and Gateway, allowing organizations to rapidly create a website to catalog business applications they choose to make available to their community of B2B partners.

    We market our products and services globally primarily through our direct sales force, complemented by the selling and support efforts of value-added resellers and system integrators. As of March 15, 2000, we had licensed our OpenBusiness products or provided professional services to over 300 customers, including Caterpillar, General Motors, Intel, Merrill Lynch, Nokia, Sprint and Unisys.

                                  THE OFFERING

Common stock offered.........................  Shares

Common stock to be outstanding after this
  offering...................................  Shares

Use of proceeds..............................  We plan to use the net proceeds from this offering for working capital and other
                                               general corporate purposes and for the
                                               repayment of approximately $3.0 million of
                                               indebtedness.

Proposed Nasdaq National Market symbol.......  OBSP

    Unless otherwise indicated, all information contained in this prospectus:

    - assumes no exercise of the underwriters' option to purchase an
      over-allotment of up to       additional shares;

    - gives effect to a 100% stock dividend effected in January 2000 and a 40% stock dividend effected in March 2000; and

    - gives effect to the conversion of each outstanding share of preferred stock into 2.8 shares of common stock upon the closing of this offering.

    The number of shares of our common stock to be outstanding after this offering includes:

    - 21,090,901 shares of our common stock outstanding as of March 30, 2000;
      and

    - 9,167,567 shares of our common stock to be issued upon the conversion of all shares of our preferred stock upon the closing of this offering.

    The number of shares of our common stock to be outstanding after this offering excludes:

    - 4,828,671 shares issuable upon exercise of options outstanding as of March 30, 2000 with a weighted-average exercise price of $2.48;

    - 5,209,657 shares available for future issuance under our stock option plans as of March 30, 2000; and

    - 434,795 shares plus that number of shares equal to $2.5 million divided by the offering price of the common stock in this offering, in each case issuable upon the exercise of warrants outstanding as of March 30, 2000.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    Below is summary financial data of our company. We derived the summary financial data as of December 31, 1999 and for the years ended December 31, 1997, 1998 and 1999 from our audited financial statements included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 1995 and 1996 from our financial statements for the years then ended. When reading this summary financial data, please refer to "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and accompanying notes for additional information. The pro forma information in the table below gives effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock, as if the shares had converted immediately upon issuance, and elimination of common stock redemption rights.

                                                                        YEARS ENDED DECEMBER 31,
                                                          ----------------------------------------------------
                                                            1995       1996       1997       1998       1999
STATEMENT OF OPERATIONS DATA:
  Revenue:
      License...........................................  $   588    $ 1,097    $ 1,547    $   908    $ 5,250
      Service...........................................    3,972      8,757     10,070     10,897     14,896
                                                          -------    -------    -------    -------    -------
        Total revenue...................................    4,560      9,854     11,617     11,805     20,146
  Gross profit..........................................    1,908      4,557      3,841      3,670      8,774
  Operating loss from continuing operations.............     (755)    (1,578)    (3,789)    (4,661)    (6,262)
  Net income (loss).....................................      179          5     (2,292)    (4,362)    (4,153)
  Basic and diluted net income (loss) per common
    share...............................................  $  0.01         --    $ (0.12)   $ (0.23)   $ (0.49)
  Weighted average number of common shares
    outstanding.........................................   16,800     17,611     19,624     19,632     19,640
  Pro forma basic and diluted net income (loss) per
    common share........................................  $  0.01         --    $ (0.11)   $ (0.20)   $ (0.14)
  Shares used in computing pro forma basic and basic and
    diluted net income (loss) per common share..........   16,800     18,117     21,024     21,534     30,076

    The pro forma column of the table below gives effect to the automatic:

    - conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of this offering; and

    - elimination of redemption rights on 1,195,236 shares of our common stock upon the closing of this offering.

    The pro forma as adjusted column of the table below gives effect to:

    - our sale of       shares of common stock in this offering at an assumed
      initial public offering price of $      per share, after deducting the
      underwriting discounts and commissions and estimated offering expenses payable by us; and

    - our repayment of approximately $3.0 million of outstanding indebtedness from the net proceeds of this offering.

                                                                    AS OF DECEMBER 31, 1999
                                                              ------------------------------------
                                                                          PRO FORMA     PRO FORMA
                                                               ACTUAL    (UNAUDITED)   AS ADJUSTED
BALANCE SHEET DATA:
  Cash and cash equivalents.................................    $1,670      $1,670
  Working capital...........................................     4,871       4,871
  Total assets..............................................    17,543      17,543
  Long-term obligations, net of current portion.............       177         177
  Mandatorily redeemable convertible preferred stock, common
    stock and warrants......................................    17,969          --
  Stockholders' equity (deficit)............................   (11,778)      6,191

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, BEFORE INVESTING IN OUR COMMON STOCK. ANY OF THE FOLLOWING RISKS COULD SERIOUSLY HARM OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION AND CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE. AS A RESULT, YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

WE EXPECT TO INCUR LOSSES IN THE FUTURE AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

    We have incurred net losses in each of the last three fiscal years as we spent heavily, particularly during 1999, to develop our products and expand our sales and marketing organization. Our net loss was $2.3 million in 1997, $4.4 million in 1998 and $4.2 million in 1999. We expect to make significant investments in our sales and marketing programs and research and development, resulting in a substantial increase in our operating expense. Consequently, we will need to generate significant additional revenue to achieve and maintain profitability in the future. We may not be able to generate sufficient revenue from sales of our products and related professional services to become profitable. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. We cannot predict when we will operate profitably, if at all. If we fail to achieve or maintain profitability, our stock price may decline.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO FLUCTUATIONS AND SEASONALITY BECAUSE OF MANY FACTORS, WHICH COULD HARM OUR BUSINESS PROSPECTS AND LOWER OUR STOCK PRICE.

    Our quarterly revenue and results of operations are difficult to predict. We have experienced fluctuations in revenue and operating results from quarter-to-quarter and anticipate that these fluctuations will continue. These fluctuations are due to a variety of factors, some of which are outside of our control, including:

    - our ability to attract new customers and retain existing customers;

    - the length and variability of our sales cycle, which makes it difficult to forecast the quarter in which our sales will occur;

    - the fact that a few customers typically provide a large portion of our revenue in any particular quarter;

    - the amount and timing of operating expense relating to the expansion of our business and operations;

    - our mix of license and service revenue;

    - the utilization rate for our professional services personnel and the need to staff customer projects with third party contractors;

    - changes in our pricing policies or our competitors' pricing policies;

    - the development of new products or product enhancements by us or our competitors;

    - our mix of domestic and international sales;

    - the market for B2Bi solutions and other general economic factors; and

    - changes to generally accepted accounting principles, especially those related to the recognition of software revenue.

    In addition, we have also experienced and expect to continue to experience seasonality in the sales of our OpenBusiness products. For example, we anticipate that sales may be lower in our first fiscal quarter each year due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results.

    We also typically realize a significant portion of our license revenue in the last few weeks of a quarter because of our customers' purchasing patterns. As a result, we are subject to significant variations in license revenue and results of operations if we incur a delay in a large customer's order. If we fail to close one or more significant license agreements that we have targeted to close in a given quarter, this failure could seriously harm our operating results for that quarter. Failure to meet or exceed the expectation of securities analysts or investors due to any of these or other factors may cause our stock price to fall.

BECAUSE OUR B2BI PRODUCTS ARE RELATIVELY NEW, WE HAVE A LIMITED OPERATING HISTORY WITH WHICH YOU CAN EVALUATE OUR CURRENT BUSINESS MODEL AND PROSPECTS.

    We shipped the first commercial version of our OpenBusiness Integration Platform in October 1997 and released our OpenBusiness Gateway and Portal products to customers in late March 2000. We have sold only one license of our OpenBusiness Gateway product and no licenses of our OpenBusiness Portal product, and, to date, our Gateway customer has not completely implemented this product. We have engaged in very limited marketing of our Gateway and Portal products. Accordingly, we have only a limited operating history with which you can evaluate our current business model and our prospects.

    We expect licenses of, and professional services related to, our OpenBusiness products to account for substantially all of our total revenue for the foreseeable future. We also expect revenue from licenses of our OpenBusiness products to constitute an increasing portion of our total revenue. We intend to continue to enhance our OpenBusiness products with the release of future versions, upgrades and increased functionality.

    Because our OpenBusiness products are at an early stage of commercialization, it is difficult for us to forecast the level of market acceptance that our OpenBusiness solution will attain. Some of the risks we face include:

    - internal information technology departments of potential customers may choose to create their own B2Bi solutions internally or through third-party, custom developers;

    - competitors may develop products, technologies or capabilities that render our OpenBusiness products and related professional services obsolete or noncompetitive or that shorten the life cycles of these products;

    - the market may not accept our OpenBusiness products;

    - we may not be able to attract and retain a broad customer base; and

    - we may not be able to negotiate and maintain favorable strategic relationships.

    Failure to successfully manage these risks could harm our business and cause our stock price to fall.

    Furthermore, to remain competitive, products like ours typically require frequent updates that add new features. We may not succeed in creating and licensing updated or new versions of our OpenBusiness products. A decline in demand for, or in the average licensing price of, our OpenBusiness products would have a direct negative effect on our business and our ability to increase our mix of license revenue relative to service revenue and could cause our stock price to fall.

IF BROAD MARKET ACCEPTANCE FOR XML DOES NOT DEVELOP, SALES OF OUR OPENBUSINESS PRODUCTS MAY SUFFER.

    We have designed our OpenBusiness products to use eXtensible Markup Language, or XML, an emerging standard for sharing data over the Internet. Although we believe that XML will achieve broad market acceptance in the near future, it is possible that the market will perceive a competing standard as superior to XML. If a competing standard replaced XML, the market might not accept XML-based products. In addition, our OpenBusiness products might not be compatible with the new standard or we might not be able to develop a product using this standard in a timely manner. Consequently, a failure of XML-based products to achieve broad market acceptance or the introduction of a competing standard that the market perceives as superior could adversely affect our sales of our OpenBusiness products and could cause our stock price to decline.

IF WE CANNOT ATTRACT AND RETAIN THE TECHNICAL PERSONNEL NECESSARY TO CONTINUE OUR RESEARCH AND DEVELOPMENT EFFORTS, OUR BUSINESS WILL SUFFER.

    We cannot be certain that we can hire or retain a sufficient number of highly qualified technical personnel. Our business depends on the continued development and evolution of our OpenBusiness products. Competition for qualified technical personnel is intense, particularly because we are in a new area of software development and only a limited number of individuals have acquired the skills they need to develop and maintain the products we offer. Our competitors have attempted to hire our employees away from us, and we expect that they will continue these attempts in the future. Failure to attract and retain a sufficient number of qualified technical personnel will harm our business and could cause our stock price to fall.

THE LOSS OF A MAJOR CUSTOMER COULD HARM OUR OPERATING RESULTS AND OUR BUSINESS.

    We generally derive a significant portion of our revenue from a small number of relatively large sales, and our business generally depends on a limited number of customers. For example, in 1999, two customers accounted for an aggregate of approximately 46% of our total revenue, ClubCorp for approximately 26% and General Motors for approximately 20%. In addition, our top ten customers in each of the last three fiscal years accounted for more than 70% of our total revenue in each of those fiscal years. We may continue to derive a significant portion of our revenue from a relatively small number of customers in the future. A major customer's decision not to use our products or our professional services could harm our business, operating results and financial condition and cause our stock price to fall.

THE MARKET FOR B2BI SOLUTIONS IS HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

    The market for B2Bi solutions is rapidly changing and intensely competitive. We expect competition to intensify as the number of entrants increases and as other software companies expand into this marketplace. Our current and potential competitors include other B2Bi vendors, internal information technology departments, enterprise application integration software vendors and other large software vendors. Many of our existing and potential competitors have better brand recognition, longer operating histories, larger customer bases and greater financial, technical, marketing and other resources than us. As a result, they may be able to leverage these advantages to gain market share from us. In addition, they may be able to respond more effectively than we can to changing technologies, conditions or customer demands, especially during economic downturns. Increased competition could significantly reduce our future revenue and increase our operating losses due to price reductions, lower gross margins or lost market share, which could harm our business and cause our stock price to decline.

WE INTEND TO EXPAND OUR INTERNATIONAL SALES EFFORTS, AND FAILURE TO GROW OUR INTERNATIONAL OPERATIONS SUCCESSFULLY COULD HARM OUR BUSINESS AND CAUSE OUR STOCK PRICE TO DECLINE.

    We intend to expand our international sales efforts, particularly in Europe and Asia, but we have very limited experience in selling, marketing, licensing and supporting our products and professional services abroad. Expansion of our international operations will require a significant amount of attention from our management and substantial financial resources. In addition, doing business internationally involves additional risks, particularly:

    - unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

    - restrictions on repatriation of earnings;

    - fluctuations in currency exchange rates;

    - less protective intellectual property rights;

    - differing labor regulations;

    - changes in a country's or region's political or economic conditions; and

    - greater difficulty in staffing and managing foreign operations.

    Because of these risks, we may not achieve an acceptable return on our investment or be able to compete effectively in international markets. Failure to grow our international operations successfully and in a timely manner could harm our business and cause our stock price to fall.

A FAILURE TO EXPAND OUR SALES FORCE AND DISTRIBUTION CHANNELS WILL ADVERSELY AFFECT OUR BUSINESS.

    To increase market awareness and sales of our OpenBusiness products and related professional services, we plan to expand our direct and indirect sales and distribution efforts, both domestically and internationally. Distribution of our software and professional services offerings requires a sophisticated sales effort targeted at multiple departments within an organization. Competition for qualified sales and marketing personnel is intense, and we may not be able to attract and retain adequate numbers of these personnel to maintain our growth. Even if we can attract qualified personnel, these personnel require training and will take time to achieve full productivity. Our competitors have attempted to hire our employees away from us, and we expect that they will continue these attempts in the future. Failure to attract and retain qualified sales and marketing personnel could harm sales of our products and professional services and cause our stock price to decline.

    In addition to expanding our sales force, we also plan to expand our relationships with system integrators and other technology leaders to further develop our indirect sales channel. However, we may be unable to expand these relationships or develop new relationships in a timely manner. As we continue to develop our indirect sales channel, we will need to manage potential conflicts between our direct sales force and third party reselling efforts. Failure to expand and develop these relationships or successfully manage these conflicts could harm our business and cause our stock price to decline.

IF WE CANNOT MEET OUR FUTURE CAPITAL REQUIREMENTS, OUR BUSINESS WILL SUFFER.

    We believe that the net proceeds from this offering, together with our existing working capital immediately prior to this offering, will be sufficient to meet our anticipated working capital and capital expenditure requirements through at least the next twelve months. The time period for which we believe our capital is sufficient is an estimate. The actual time period may differ materially as a result of a number of factors, risks and uncertainties. We may need to raise additional funds in the future through public or private debt or equity financings in order to:

    - fund operating losses;

    - take advantage of opportunities, including more rapid expansion or acquisitions of complementary businesses or technologies;

    - hire, train and retain employees;

    - develop new products or professional services; or

    - respond to economic and competitive pressures.

    Future additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available or are not available on acceptable terms, our operating results and financial condition may suffer, and our stock price may decline.

OUR BUSINESS WILL SUFFER IF WE DO NOT EXPAND OUR PROFESSIONAL SERVICES ORGANIZATION.

    We cannot be certain that we can attract or retain a sufficient number of highly qualified professional services personnel. Customers that license our software may engage our professional services staff to assist with support, training, consulting and implementation. We believe that growth in our product licenses depends on our ability to provide our customers with these services. As a result, we plan to increase the number of our professional services personnel to meet these needs. Competition for qualified personnel is intense, particularly because we are in a new market and only a limited number of individuals have acquired the skills they need to provide the services our customers require. New professional services personnel will require training and education and take time to reach full productivity. We also intend to use more costly third party consultants to supplement our own professional services staff. Our business may suffer and our stock price may fall, if we are unable to expand our professional services organization.

FAILURE TO MANAGE OUR PLANNED GROWTH COULD HARM OUR BUSINESS.

    Our ability to successfully license products, sell professional services and implement our business plan in a rapidly evolving market requires an effective plan for managing our future growth. We plan to increase the scope of our operations at a rapid rate. Future expansion efforts will be expensive and may strain our managerial and other resources. To manage future growth effectively, we must maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations. If we do not manage growth properly, it could harm our operating results and financial condition and cause our stock price to fall.

IF WE CANNOT DEVELOP ENHANCEMENTS TO, AND NEW VERSIONS OF, OUR OPENBUSINESS PRODUCTS IN A TIMELY AND EFFECTIVE MANNER, OUR OPERATING RESULTS COULD SUFFER.

    We have recently released the first version of our OpenBusiness Gateway and OpenBusiness Portal and plan to release enhancements to, and new versions of, this line of products. Because of the complexity of our OpenBusiness products, our internal testing and customer testing may reveal desirable feature enhancements that could lead us to postpone the release of new versions. In addition, the reallocation of resources associated with any postponement could cause delays in the development and release of future enhancements to, and new versions of, our currently available OpenBusiness products. We may not be able to successfully complete the development of currently planned or future enhancements or new versions in a timely and efficient manner. Any failed or delayed development efforts could harm our operating results and lower our stock price.

IF OUR OPENBUSINESS PRODUCTS CONTAIN DEFECTS, WE COULD LOSE CUSTOMERS AND
REVENUE.

    Products as complex as ours often contain known errors, undetected errors and performance problems. Software developers frequently find many serious defects during the period immediately following introduction of new software or enhancements to existing software. These defects may be present in the recent release of our OpenBusiness products or our planned releases of enhancements to our OpenBusiness products. Although we attempt to resolve all errors that we believe our customers would consider to be serious, our software is not error-free. Our customers may consider as serious those known errors that we consider to be minor. We or our customers may discover undetected errors and performance problems in the future. Defects in our software could lead to the following:

    - delays in customer acceptance of our product;

    - loss of existing customers;

    - harm to our reputation; and

    - liability to our customers or third parties.

    Accordingly, any defects could result in lost revenue and could harm our business and lower our stock price.

OUR EXECUTIVE OFFICERS ARE CRITICAL TO OUR BUSINESS, BUT MAY NOT REMAIN WITH US IN THE FUTURE.

    Our future success depends upon the continued service of our executive officers, and none of our executive officers are bound by an employment agreement for any specific term. The loss of services of one or more of our executive officers, or their decision to join a competitor or otherwise compete directly or indirectly with us, could harm our business and lower our stock price. In particular, David Norris, our Chairman of the Board, Chief Executive Officer and President, would be especially difficult to replace and his departure could harm our business and lower our stock price.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, OUR BUSINESS AND COMPETITIVE POSITION MAY SUFFER.

    Our success depends heavily upon our proprietary technology and other intellectual property rights. To date, we have relied primarily on a combination of employment agreements, contractual provisions and copyright, trade secret, trademark and patent laws to protect our proprietary technology. We have 17 pending patent applications for technology related to our OpenBusiness products, but we cannot assure you that these applications will be successfully issued. In addition, others may infringe on our patent or other intellectual property rights. A few of our agreements would allow others to obtain the source code for our products in the event of bankruptcy and similar circumstances, which may limit our ability to protect our intellectual property rights in the future. Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Our means of protecting our intellectual property rights in the United States or abroad may not be adequate to fully protect our intellectual property rights. Any inability to protect our intellectual property rights could seriously harm our business, stock price and ability to compete in the B2Bi solutions market.

OTHERS MAY CLAIM THAT WE INFRINGE UPON THEIR INTELLECTUAL PROPERTY RIGHTS.

    Litigation regarding intellectual property rights is common in the software industry. We expect that B2Bi products and services may be increasingly subject to infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Although we believe that our intellectual property rights are sufficient to allow us to market our OpenBusiness products without incurring liability, others may still bring claims of infringement against us. These claims may be with or without merit. Any litigation to defend against claims of infringement or invalidity could result in substantial costs and diversion of resources. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages or that prevents us from licensing our products. Any of these events could harm our business, and lower our stock price.

    In addition, we have agreed, and may agree in the future, to indemnify some of our customers against claims that our software infringes upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may need to obtain one or more licenses from others. We, or our customers, may be unable to obtain necessary licenses from others at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any required licenses could harm our business and result in decline in our stock price.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES OR JOINT VENTURE INVESTMENTS MAY DISRUPT OUR BUSINESS OR DILUTE STOCKHOLDER VALUE.

    We may acquire companies, products or technologies or enter into joint ventures. If we are unable to integrate these acquisitions with our existing operations, we may not receive the intended benefits of the acquisitions. In addition, acquisitions may subject us to unanticipated liabilities or risks. Any acquisition or joint venture may temporarily disrupt our operations and divert management's attention from day-to-day operations.

    If we make future acquisitions, we may incur debt or issue equity securities in order to finance the acquisitions. The issuance of equity securities for any acquisition could cause our stockholders to suffer significant dilution. In addition, our profitability may suffer due to acquisition-related expenses, additional interest expense or amortization costs for acquired goodwill and other intangible assets and operating losses generated by the acquired entity or joint venture. Acquisitions and joint ventures that do not successfully complement our existing operations may harm our business and cause our stock price to decrease.

IF OUR STRATEGIC RELATIONSHIPS TERMINATE, OUR BUSINESS COULD SUFFER.

    We rely upon strategic relationships with system integrators and other technology leaders. These relationships expose our products to many potential customers to which we may not otherwise have access. In addition, these relationships provide us with insights into new technology and with third-party service providers that our customers can use for implementation assistance. Maintaining and expanding these relationships is a part of our business strategy. However, some of our current and potential strategic partners are actual or potential competitors, which may impair the viability of these relationships. Termination of, or failure to expand, any of these relationships with these organizations could cause us to lose important opportunities, including sales and marketing opportunities, and our business may suffer and our stock price may decline.

WE MUST MEET THE CHANGING NEEDS OF OUR CUSTOMERS IN THE MARKET FOR B2BI SOLUTIONS IN ORDER TO SUCCEED.

    The characteristics of the market for B2Bi solutions include rapidly changing technology, evolving industry standards and frequent new product announcements. In order to succeed, we must adapt to market changes by continually improving the performance, features and reliability of our OpenBusiness products. We could incur substantial costs to modify our products and professional services in order to adapt to these changes. Our incurring significant costs without adequate results or inability to adapt rapidly to these changes could harm our business and cause our stock price to fall.

    In addition, our customers and their B2B partners use a wide variety of constantly changing hardware, applications and server platforms. If our products are unable to support a variety of these or are unable to adapt to the rapidly changing B2Bi market, our products may fail to gain and maintain broad market acceptance, causing our operating results and stock price to decline.

IF THE MARKET FOR INTERNET-BASED B2BI SOLUTIONS DOES NOT EXPAND, OUR BUSINESS WILL SUFFER.

    The Internet-based B2Bi solutions market is relatively new and may not grow as fast as we expect. Our potential customers are just beginning to seek solutions for managing interactions with their trading partners, and concerns about the security, reliability and quality of the services delivered over the Internet may inhibit the growth of our market. If Internet-based B2Bi solutions fail to achieve market acceptance, our business may suffer and our stock price may fall.

                         RISKS RELATED TO OUR INDUSTRY

CONTINUED GROWTH OF THE INTERNET AS A METHOD OF CONDUCTING BUSINESS IS NECESSARY FOR OUR SUCCESSFUL GROWTH.

    Our future success depends upon the widespread acceptance and use of the Internet as an effective medium for B2B commerce. The failure of the Internet to continue to develop as a commercial or business medium could harm our business and stock price. A number of factors could limit the acceptance and use of the Internet for B2B commerce. These factors include the growth and use of the Internet in general, the relative ease of conducting business on the Internet and the efficiencies and improvements that conducting commerce on the Internet provides.

THE SUCCESS OF OUR BUSINESS DEPENDS UPON THE SPEED AND RELIABILITY OF THE INTERNET AND OUR CUSTOMERS' INTERNAL NETWORKS.

    The recent growth in Internet traffic has caused frequent periods of decreased operating performance of systems and applications accessed over the Internet. If Internet usage continues to grow rapidly, the underlying infrastructure may not be able to support these demands, and performance and reliability may decline. If outages or delays on the Internet occur frequently or increase in frequency, B2B commerce could grow more slowly or decline, which may reduce the demand for our OpenBusiness solution. The speed and reliability of both the Internet and our customers' internal networks limit the ability of our products to satisfy our customers' needs. Consequently, improvements made to the entire Internet, as well as to our individual customers' networking infrastructures, to alleviate overloading and congestion will accelerate the emergence and growth of the market for our software. Failure to make these improvements will hinder the ability of our customers to utilize our solution, and our business may suffer, and our stock price may decline.

INTERNET COMMERCE INVOLVES INCREASED SECURITY RISKS AND MAY DETER FUTURE USE OF OUR PRODUCTS AND SERVICES.

    Internet-based B2B commerce depends upon the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the security features contained in our software or the algorithms that our customers and their B2B partners use to protect content and transactions over the Internet or proprietary information in our customers' and their partners' databases. Anyone who is able to circumvent security measures could misappropriate proprietary, confidential customer information or cause interruptions in our customers' and their partners' operations. Our customers and their business partners may need to incur significant costs to protect against security breaches or to alleviate problems caused by breaches, reducing their demand for our products and services. Further, a well-publicized compromise of security could deter businesses from using the Internet to conduct transactions that involve transmitting confidential information. The failure of the security features of our products to prevent security breaches, or well publicized security breaches affecting the Internet in general, could significantly harm our business and our stock price.

CHANGES IN THE LAWS RELATING TO THE INTERNET COULD ADVERSELY AFFECT OUR
  BUSINESS.

    Regulation of the Internet is largely unsettled. The adoption of laws or regulations that increase the costs or administrative burdens of doing business using the Internet could cause companies to seek an alternative means of transacting business. If the adoption of new Internet laws or regulations causes companies to seek alternative methods for conducting business, the demand for our products and services could decrease, harming our business and our stock price.

                         RISKS RELATED TO THIS OFFERING

BECAUSE A FEW EXISTING STOCKHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK, OTHER STOCKHOLDERS WILL HAVE LIMITED VOTING POWER.

    Following consummation of this offering, our officers, directors and their
affiliates will beneficially own or control approximately   % of our common
stock. In combination with our 5% stockholders, this group controls   % of the
outstanding shares of our stock. As a result, if these persons act together, they will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. These stockholders may make decisions that are adverse to your interests.

SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

    Sales of a significant number of shares of our common stock after this offering could cause the market price of our common stock to decline or could adversely affect our ability to raise money through the sale of additional equity securities. Our directors, executive officers and 5% stockholders collectively will beneficially own 26,188,731 shares of common stock following this offering, not including shares they have the right to acquire through the exercise of options. Each of these persons and entities has entered into a lock-up agreement, prohibiting them from selling or otherwise disposing of any shares for 180 days after the date of this prospectus without the approval of Donaldson, Lufkin & Jenrette. However, holders who have not been officers, directors or affiliates of our company on or since the date of this prospectus may be eligible to sell their shares 90 days after the date of this prospectus. In addition, Donaldson, Lufkin & Jenrette has approved pledges of up to 3,609,446 shares of common stock to secure loans. If a default occurs under a loan, the lender may foreclose upon and sell any pledged shares. When the lock-up agreements expire, all of the shares held by our directors, executive officers and 5% stockholders will become eligible for sale, subject to limitations provided by applicable law.

WE HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS, AND THE INVESTMENT OF THESE PROCEEDS MAY NOT YIELD RETURNS THAT YOU WILL CONSIDER SUFFICIENT.

    We have not allocated most of the net proceeds of this offering for specific purposes. Thus, our management has broad discretion over how we use these proceeds and could spend most of these proceeds in ways with which our stockholders may not agree. Our management may invest the proceeds in ways that do not yield returns that you will consider sufficient.

THERE MAY NOT BE AN ACTIVE TRADING MARKET FOR OUR STOCK AFTER THE OFFERING, CAUSING YOU TO LOSE ALL OR PART OF YOUR INVESTMENT.

    Prior to this offering, there has not been a public market for our common stock. An active public market for our common stock may not develop or continue after this offering. We have negotiated with representatives of the underwriters to determine the initial public offering price. The trading prices of many technology companies' stocks are at or near historical highs and reflect financial ratios substantially above historic levels. We cannot be certain that these trading prices or ratios will continue. As a result, the trading market price of our common stock may decline below our initial public offering price.

THE PRICE VOLATILITY OF INTERNET-RELATED STOCKS MAY CAUSE OUR STOCK PRICE TO
  DECLINE.

    The stock market, and specifically the stock prices of Internet-related companies, has been very volatile. This volatility is often not related to the operating performance of the companies. This broad market volatility and industry volatility may substantially reduce the price of our common stock, without regard to our operating performance. Fluctuations in the price of our common stock may affect our visibility and credibility in the market for B2Bi solutions. If broad fluctuations occur in the market price of our common stock, you may be unable to resell your shares if at or above the offering price.

    Plaintiffs have often brought securities class action litigation against companies that experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs to us in defending against a lawsuit and could divert management's attention from our business.

AS A NEW INVESTOR, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR INVESTMENT.

    If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares. If the holders of outstanding options and warrants exercise those options and warrants, you will incur further dilution.

A CUSTOMER CONTRACT, OUR CORPORATE GOVERNANCE DOCUMENTS AND DELAWARE LAW CONTAIN CERTAIN ANTI-TAKEOVER PROVISIONS.

    We have granted one of our licensees a right of first refusal to acquire a significant portion of our OpenBusiness Infrastructure Platform if we sell our company or those portions containing the licensed technology. This right of first refusal, along with provisions of our certificate of incorporation, our bylaws and Delaware law, could make it more difficult to acquire us, even if doing so would be beneficial to our stockholders.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as "may," "will," "should," "expects," "scheduled," "plans," "intends," "anticipates," "believes," "estimates," "aims," "potential" or "continue" or the negative of such terms and other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

    This prospectus contains market data related to our business, the Internet and e-commerce. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and stock price.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, levels of activity, performance or goals will be achieved. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus to conform these statements to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of the       shares of
common stock we are selling in this offering will be approximately $    million,
at an assumed initial public offering price of $    per share, after deducting
estimated offering expenses of approximately $        million and underwriters'
discounts and commissions payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be
approximately $        million.

    We intend to use the net proceeds we receive from this offering primarily for working capital and other general corporate purposes, including funding operating losses. We also intend to use approximately $3.0 million of the net proceeds of this offering to repay outstanding indebtedness. Of this amount, approximately $2.2 million bears interest at an effective rate of approximately 15.2% and matures in June 2001 and approximately $800,000 bears interest at a variable interest rate that at March 15, 2000 was approximately 9.8% and matures in April 2000. Other than the repayment of this indebtedness, we have not identified specific uses for the net proceeds of this offering, and management will have broad discretion over their use and investment. Pending their use, we plan to invest the net proceeds in interest-bearing, investment grade securities. We may use a portion of the net proceeds to acquire or invest in technology or businesses that are complementary to our business, although we have no current plans in this regard.

                                DIVIDEND POLICY

    We have never paid any cash dividends on our common stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for use in the operation of our business. Payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, the terms of our revolving line of credit prohibit us from paying dividends without the lender's consent.

                             CORPORATE INFORMATION

    We were initially incorporated in Texas in August 1992 and reincorporated in Delaware in December 1997. Our principal executive offices are located at 14850 Quorum Drive, Suite 500, Dallas, Texas 75240, and our telephone number is
(972) 726-4100. Our website address is WWW.OBJECTSPACE.COM. THE INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS. We have registered the trademark "ObjectSpace-Registered Trademark-" in the United States and have applied for the trademark "OpenBusiness-TM-" in the United States. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

                                 CAPITALIZATION

    The following table sets forth our cash position, current portion of long-term obligations and total capitalization as of December 31, 1999.

    The pro forma column of the table gives effect to:

    - increases in our authorized common stock from 20,000,000 shares to 95,000,000 shares subsequent to December 31, 1999;

    - the automatic conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of this offering; and

    - the automatic elimination of redemption rights on 1,195,236 shares of our common stock upon the closing of this offering.

    The pro forma as adjusted column of the table gives effect to the sale in
this offering of       shares of common stock at an assumed price of $       per
share, less estimated underwriting discounts and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described in "Use of Proceeds."

    This table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus.

                                                                  AS OF DECEMBER 31, 1999
                                                              --------------------------------
                                                                                     PRO FORMA
                                                                                        AS
                                                               ACTUAL    PRO FORMA   ADJUSTED
                                                                       (IN THOUSANDS)
Cash........................................................  $  1,670   $  1,670
                                                              ========   ========    ========
Current portion of long-term obligations....................  $  3,482   $  3,482
                                                              ========   ========    ========
Long-term obligations, net of current portion...............  $    177   $    177
Redeemable stock and warrants:
  Common stock and warrants.................................     1,901         --
  Series A convertible preferred stock......................     2,738         --
  Series B convertible preferred stock......................    13,330         --
                                                              --------   --------    --------
  Total redeemable stock and warrants.......................    17,969         --
Stockholders' equity (deficit):
  Preferred stock, $1.00 par value, 1,725,868 shares
    authorized and no shares outstanding, actual; 5,000,000
    shares authorized and no shares outstanding, pro forma
    and pro forma as adjusted...............................        --         --
  Common stock, $0.01 par value, 20,000,000 shares
    authorized and 19,685,032 shares outstanding, actual;
    95,000,000 shares authorized and 30,047,835 shares
    outstanding, pro forma; 95,000,000 shares authorized and
          shares outstanding, pro forma as adjusted.........       197        300
  Additional paid-in capital................................     5,927     23,793
  Deferred stock compensation...............................    (1,700)    (1,700)
  Accumulated deficit.......................................   (16,195)   (16,195)
  Unrealized losses on marketable securities................        (7)        (7)
                                                              --------   --------    --------
  Total stockholders' equity (deficit)......................   (11,778)     6,191
                                                              --------   --------    --------
Total capitalization........................................  $  6,368   $  6,368    $
                                                              ========   ========    ========

    This table excludes:

    - 4,860,928 shares issuable upon exercise of options outstanding as of December 31, 1999;

    - 3,244,040 shares available for future issuance under our stock option plans as of December 31, 1999; and

    - 430,595 shares plus that number of shares equal to $2.5 million divided by the offering price of the common stock in this offering, in each case issuable upon the exercise of warrants outstanding as of December 31, 1999.

                                    DILUTION

    Our pro forma net tangible book value as of December 31, 1999, after giving effect to the conversion of all outstanding shares of preferred stock into 9,167,567 shares of common stock at a ratio of 2.8 shares of common stock for each share of preferred stock outstanding, upon the closing of this offering, was approximately $6.0 million, or approximately $0.20 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 30,047,835 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock and elimination of the redemption rights on 1,195,236 shares of common stock upon completion of this offering.

    Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of common stock immediately after
completion of this offering. After giving effect to the sale by us of   shares
of common stock in this offering at an assumed initial offering price of $
per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net
tangible book value as of December 31, 1999, would have been $      , or $
per share. This represents an immediate increase in net tangible book value of
$      per share to existing stockholders and an immediate dilution in net
tangible book value of $      per share to purchasers of common stock in this
offering, as illustrated in the following table:

Assumed initial public offering price.......................              $
  Pro forma net tangible book value per share as of December
    31, 1999................................................   $0.20
  Increase per share attributable to this offering..........
                                                               -----
Pro forma net tangible book value per share after this
  offering..................................................
                                                                          -----
Dilution per share to new investors.........................              $
                                                                          =====

    The following table sets forth, on a pro forma basis as of December 31, 1999, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering
price of $      per share.

                                                 SHARES PURCHASED           TOTAL CONSIDERATION
                                             -------------------------   -------------------------   AVERAGE PRICE
                                                 NUMBER       PERCENT        AMOUNT       PERCENT      PER SHARE
                                             (IN THOUSANDS)              (IN THOUSANDS)
Existing stockholders......................      30,048             %        $16,865            %        $0.56
New investors
                                                 ------        -----         -------       -----         -----
  Total....................................                    100.0%        $             100.0%        $
                                                 ======        =====         =======       =====         =====

    To the extent that any shares are issued upon exercise of options or warrants that were outstanding at December 31, 1999 or granted after that date, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with our financial statements and the notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The statement of operations data from the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our financial statements for the years then ended. Historical results are not necessarily indicative of future results. The pro forma information in the table below gives effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock, as if the shares had converted immediately upon issuance, and elimination of common stock redemption rights.

                                                                            YEARS ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  License...................................................  $   588    $ 1,097    $ 1,547    $   908    $ 5,250
  Service...................................................    3,972      8,757     10,070     10,897     14,896
                                                              -------    -------    -------    -------    -------
    Total revenue...........................................    4,560      9,854     11,617     11,805     20,146
Cost of revenue:
  License...................................................       74         97        968        714        924
  Service...................................................    2,578      5,200      6,808      7,421     10,448
                                                              -------    -------    -------    -------    -------
    Total cost of revenue...................................    2,652      5,297      7,776      8,135     11,372
Gross profit................................................    1,908      4,557      3,841      3,670      8,774
Operating expense:
  Sales and marketing.......................................      562      1,276      2,863      3,712      6,773
  Research and development..................................      217        465      1,802      1,811      4,075
  General and administrative................................    1,884      4,394      2,965      2,808      3,956
  Noncash stock compensation expense........................       --         --         --         --        232
                                                              -------    -------    -------    -------    -------
    Total operating expense.................................    2,663      6,135      7,630      8,331     15,036
Operating loss from continuing operations...................     (755)    (1,578)    (3,789)    (4,661)    (6,262)
Interest expense............................................      179        161         56        249        642
Interest income and other, net..............................       --         --        (22)       (56)      (257)
                                                              -------    -------    -------    -------    -------
Loss from continuing operations before income taxes.........     (934)    (1,739)    (3,823)    (4,854)    (6,647)
Income tax expense (benefit)................................      112         17       (214)        --         --
                                                              -------    -------    -------    -------    -------
Loss from continuing operations.............................   (1,046)    (1,756)    (3,609)    (4,854)    (6,647)
Discontinued operations:
  Income (loss) from discontinued operations................    1,225      1,761      1,317        492        (73)
  Gain on sale of discontinued operations...................       --         --         --         --      2,567
                                                              -------    -------    -------    -------    -------
    Income from discontinued operations.....................    1,225      1,761      1,317        492      2,494
                                                              -------    -------    -------    -------    -------
Net income (loss)...........................................      179          5     (2,292)    (4,362)    (4,153)
                                                              -------    -------    -------    -------    -------
Accretion of redeemable preferred stock and common stock....       --         --         --        210      5,425
                                                              -------    -------    -------    -------    -------
Net income (loss) attributable to common stockholders.......  $   179    $     5    $(2,292)   $(4,572)   $(9,578)
                                                              =======    =======    =======    =======    =======
Basic and diluted net income (loss) per common share........  $  0.01         --    $ (0.12)   $ (0.23)   $ (0.49)
Weighted average number of common shares outstanding........   16,800     17,611     19,624     19,632     19,640
Pro forma basic and diluted net income (loss) per common
  share.....................................................  $  0.01         --    $ (0.11)   $ (0.20)   $ (0.14)
Shares used in computing pro forma basic and diluted net
  income (loss) per common share............................   16,800     18,117     21,024     21,534     30,076

                                                                               AS OF DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................   $  323     $2,218     $  546    $11,327    $  1,670
  Working capital...........................................     (133)     3,514      1,309     10,890       4,871
  Total assets..............................................    2,242      7,247      6,269     15,805      17,543
  Long-term obligations, net of current portion.............      167         64        480      3,102         177
  Mandatorily redeemable convertible preferred stock, common
    stock and warrants......................................       --      1,429      1,429     12,931      17,969
  Total stockholders' equity (deficit)......................      302      3,865      1,588     (2,981)    (11,778)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF OBJECTSPACE SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND OUR FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading provider of business-to-business infrastructure software products and services that enable organizations to easily and rapidly integrate business applications within and across organizations over the Internet.

    At our inception in August 1992, we focused on providing services to assist organizations in developing business software applications. In March 1994, we introduced our first software product, which supported C++ applications development. During October 1997, with the first license of our OpenBusiness Infrastructure Platform, we shifted our focus from the C++ product line towards B2Bi products. In each of September 1999 and March 2000, we sold businesses that did not align with our strategic focus on B2Bi products. Both of these businesses are treated in our financial statements as discontinued operations.

    Our revenue is derived from sales of licenses of our products to end user companies and original equipment manufacturers, or OEMs, and related services. Historically, service revenue has constituted the substantial majority of our revenue. However, as a result of the increasing acceptance of our OpenBusiness products, license revenue has comprised an increasingly larger percentage of total revenue. Specifically, license revenue accounted for approximately 26.1% of our revenue in 1999 compared to approximately 7.7% of our revenue in 1998. We expect license revenue to continue to increase as a percentage of total revenue. We market our products and services globally through our direct sales force, resellers and system integrators. We also believe our participation in a number of technology and standards organizations, and the conformity of our products to those standards, has increased the penetration and market acceptance of our B2Bi solutions.

    License revenue on product licenses to end user companies is recognized upon shipment of our products, provided that the fee is fixed and determinable, persuasive evidence of an arrangement exists, collection of the resulting receivable is considered probable and vendor-specific objective evidence exists to allow allocation of the total fee to elements of the arrangement. License revenue from resale of our products by OEMs is recognized at the time the OEM delivers our product to their customer. Historically, we have not experienced significant returns or exchanges of our products.

    Service revenue includes professional services, maintenance, support and reimbursable expenses. Service revenue is billed on either a time-and-materials or fixed-fee basis. We generally charge for our professional services on a time-and-materials basis. Service revenue realized from time-and-materials professional services contracts is recognized as the service is provided. Service revenue realized from fixed-fee professional services contracts is recognized using the percentage of completion method based on hours incurred versus estimated hours to complete. Revenue from post-contract customer support agreements, or maintenance, is recognized ratably over the term of the related agreements, which typically have a 12-month term. Billings in advance of revenue recognition are recorded as unearned revenue.

    Although we have experienced revenue growth, we have incurred significant costs to develop our products and to recruit and train personnel. As a result, we have incurred significant losses since inception, and as of December 31, 1999, had an accumulated deficit of approximately $16.2 million. We believe our success depends on, among other things, rapidly increasing our customer base, further developing our B2Bi products and introducing creative product enhancements into the marketplace. We intend to continue to invest heavily in sales and marketing and research and development. We therefore expect to continue to incur substantial operating losses for the foreseeable future.

    In September 1999, we completed the sale of our Educational Services division, which provided software training services. This disposition resulted in a gain on sale of $2.6 million. In March 2000, we completed the sale of our FAB Solutions division, which provided manufacturing software solutions for the semiconductor industry. This disposition resulted in an estimated gain on sale of approximately $4.0 million. Both of these divisions are treated as discontinued operations, and accordingly their results of operations are presented as income (loss) from discontinued operations for all periods presented.

RESULTS OF OPERATIONS

    The following table sets forth our statement of operations data as a percentage of total revenue for the periods indicated.

                                                                        YEARS ENDED DECEMBER 31,
                                                                  ------------------------------------
                                                                    1997          1998          1999
Revenue:
  License...................................................         13.3%          7.7%         26.1%
  Service...................................................         86.7          92.3          73.9
                                                                   ------        ------        ------
    Total revenue...........................................        100.0         100.0         100.0
Cost of revenue:
  License...................................................          8.3           6.0           4.6
  Service...................................................         58.6          62.9          51.9
                                                                   ------        ------        ------
    Total cost of revenue...................................         66.9          68.9          56.5
Gross profit................................................         33.1          31.1          43.5
Operating expense:
  Sales and marketing.......................................         24.6          31.4          33.6
  Research and development..................................         15.5          15.4          20.2
  General and administrative................................         25.5          23.8          19.6
  Noncash stock compensation expense........................          0.0           0.0           1.2
                                                                   ------        ------        ------
Total operating expense.....................................         65.6          70.6          74.6
Operating loss from continuing operations...................        (32.5)        (39.5)        (31.1)
Interest expense............................................          0.5           2.1           3.2
Interest income and other, net..............................         (0.2)         (0.5)         (1.3)
                                                                   ------        ------        ------
Loss from continuing operations before income tax...........        (32.8)        (41.1)        (33.0)
Income tax benefit..........................................         (1.8)          0.0           0.0
                                                                   ------        ------        ------
Loss from continuing operations.............................        (31.0)%       (41.1)%       (33.0)%
                                                                   ======        ======        ======

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    REVENUE

    TOTAL REVENUE. Total revenue was $11.6 million in 1997, $11.8 million in 1998 and $20.1 million in 1999, representing increases of 1.6% from 1997 to 1998 and 70.6% from 1998 to 1999. Four customers in 1997, two customers in 1998 and two customers in 1999 individually accounted for over 10.0% of our total revenue in each of those fiscal years. In the aggregate, these customers accounted for 65.7% of total revenue in 1997, 36.2% of total revenue in 1998 and 46.1% of total revenue in 1999.

    LICENSE. Our license revenue was $1.5 million in 1997, $908,000 in 1998 and $5.3 million in 1999, representing a decrease of 41.3% from 1997 to 1998 and an increase of 478.2% from 1998 to 1999. The decrease in 1998 was due primarily to a shift in focus of our sales and marketing staff from our C++ line of products, which constituted the majority of our license revenue in 1997, to our OpenBusiness product line. This OpenBusiness suite of products serves an emerging market, which results in longer sales cycles than our C++ products. As a result, the increase in 1999 was due primarily to increased market acceptance of our OpenBusiness product line and the success of our earlier marketing efforts.

    SERVICE. Our service revenue was $10.1 million in 1997, $10.9 million in 1998 and $14.9 million in 1999, representing increases of 8.2% from 1997 to 1998 and 36.7% from 1998 to 1999. These increases were due primarily to our ability to sell additional services to existing customers, attract new customers and increase the size of our professional services engagements. In addition, the increase in 1999 was due, in part, to additional development projects utilizing our OpenBusiness products. Service revenue as a percentage of total revenue was 86.7% in 1997, 92.3% in 1998 and 73.9% in 1999.

    COST OF REVENUE

    LICENSE. Cost of license revenue consists primarily of distribution and order fulfillment costs, product media and packaging and documentation. Our cost of license revenue was $1.0 million in 1997, $714,000 in 1998 and $924,000 in 1999, representing a decrease of 26.2% from 1997 to 1998 and an increase of 29.4% from 1998 to 1999. The decrease in cost of license revenue in 1998 was due primarily to a shift in product mix to our OpenBusiness products, which resulted in lower license revenue. The increase in cost of license revenue in 1999 was due primarily to increased revenue from licenses of our OpenBusiness products. As a percentage of license revenue, cost of license revenue was 62.6% in 1997, 78.6% in 1998 and 17.6% in 1999. The percentage decrease in 1999 was due primarily to our relatively fixed production and distribution costs being spread over a larger revenue base.

    SERVICE. Cost of service revenue consists primarily of direct labor costs of our professional service group. Our cost of service revenue was $6.8 million in 1997, $7.4 million in 1998 and $10.4 million in 1999, representing increases of 9.0% from 1997 to 1998 and 40.8% from 1998 to 1999. The increases in cost of service revenue was due primarily to an increase in the number of personnel from 43 in January 1997 to 73 in December 1999 to support the increase in service revenue. As a percentage of service revenue, cost of service revenue was 67.6% in 1997, 68.1% in 1998 and 70.1% in 1999. These increases are due to the use of higher cost outside contractors. Due to the cost of recruiting personnel with our desired skill sets, we may choose to carry under-utilized personnel for short periods of time rather than reduce the size of our service organization. This approach may cause our cost of service revenue as a percentage of service revenue to vary significantly in the future, especially on a quarterly basis.

    OPERATING EXPENSE

    SALES AND MARKETING. Sales and marketing expense consists primarily of salaries, commissions, bonuses, recruiting costs, travel, marketing materials and trade shows. Sales and marketing expense was $2.9 million in 1997, $3.7 million in 1998 and $6.8 million in 1999, representing increases of 29.7% from 1997 to 1998 and 82.5% from 1998 to 1999. The increases in sales and marketing expense were related primarily to increased hiring and higher commissions and bonuses. In addition, we increased our spending on trade shows and other marketing activities to increase awareness of our OpenBusiness products. Sales and marketing expense was 24.6% of total revenue in 1997, 31.4% of total revenue in 1998 and 33.6% of total revenue in 1999. We intend to invest substantial resources to expand our selling efforts and to execute marketing programs that will enhance awareness of our products and services. As a result, we expect sales and marketing expense to increase significantly in the future.

    RESEARCH AND DEVELOPMENT. Research and development expense consists primarily of personnel and related expenses and the equipment and software required to develop, test and enhance products. Research and development expense was $1.8 million in 1997, $1.8 million in 1998 and $4.1 million in 1999, representing increases of 0.5% from 1997 to 1998 and 125.0% from 1998 to 1999. The increase from 1998 to 1999 was due primarily to increases in our research and development personnel dedicated primarily to the development of our OpenBusiness products and related compensation expense. Research and development expense was 15.5% of total revenue in 1997, 15.4% of total revenue in 1998 and 20.2% of total revenue in 1999. We believe that continued investment in research and development is vital to our future, and we plan to accelerate the development of new products. As a result, we expect to continue to increase our research and development expenditures.

    GENERAL AND ADMINISTRATIVE. General and administrative expense consists primarily of salaries and other related costs for finance, human resources and other administrative personnel, as well as accounting, legal and other professional fees. General and administrative expense was $3.0 million in 1997, $2.8 million in 1998 and $4.0 million in 1999, representing a decrease of 5.3% from 1997 to 1998 and an increase of 40.9% from 1998 to 1999. The increase in 1999 was related primarily to increased personnel-related costs in administrative functions, including information technology, human resources and finance and accounting, to support the growth of our business. General and administrative expense was 25.5% of total revenue in 1997, 23.8% of total revenue in 1998 and 19.6% of total revenue in 1999, reflecting increasing revenue. We expect general and administrative costs to increase in the future, as we expect to add personnel to support our expanding operations, to incur additional costs related to the growth of our business and to incur the ongoing costs associated with being a public company.

    NONCASH STOCK COMPENSATION. During 1999, we recorded $2.0 million of deferred stock compensation in connection with stock options issued to employees. This charge represents the difference between the fair value of the options on the date of grant, based on an independent appraisal commissioned by the Company, and the exercise price of the options. The deferred stock compensation is being amortized over the four-year vesting period of the related options. As a result, $337,000 of noncash stock compensation expense was recognized during 1999, $105,000 of which was attributed to discontinued operations. We did not incur any stock-based compensation expense prior to 1999. We expect to incur noncash charges in the future relating to stock option grants in 1999 and the first quarter of 2000.

    INTEREST EXPENSE

    Interest expense was $56,000 in 1997, $249,000 in 1998 and $642,000 in 1999.
The increases were due primarily to approximately $3.0 million of subordinated indebtedness incurred in June 1998. We plan to use a portion of the proceeds from this offering to repay this subordinated indebtedness in its entirety.

    DISCONTINUED OPERATIONS

    In September 1999, we completed the sale of our Educational Services division for $2.9 million, resulting in a gain on sale of $2.6 million. In addition, in March 2000, we sold our FAB Solutions division, resulting in an estimated gain on sale of approximately $4.0 million. The results of operations for both Educational Services and FAB Solutions are reported as discontinued operations for all periods presented.

    INCOME TAXES

    No provision for income taxes was recorded in 1998 or 1999, as we incurred net losses. During 1997, we recognized a tax benefit of $214,000 related to the change in our deferred tax position from a net deferred tax liability to a net deferred tax asset, which was completely offset by a valuation allowance.

QUARTERLY RESULTS OF CONTINUING OPERATIONS

    The following table sets forth certain unaudited quarterly financial data for 1998 and 1999. We obtained this information from unaudited quarterly consolidated financial statements and, in the opinion of our management, it includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial results for the periods. The quarterly results are not necessarily indicative of future results of operations. See "Risk Factors--Our quarterly financial results are subject to seasonality and fluctuations because of many factors, which could harm our business prospects and our stock price."

                                                                         THREE MONTHS ENDED
                                      -----------------------------------------------------------------------------------------
                                      MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                        1998        1998       1998        1998       1999        1999       1999        1999
                                                                           (IN THOUSANDS)
Revenue:
  License...........................   $   230     $  163     $   183    $   332     $   175    $ 1,056     $   883     $3,137
  Service...........................     2,202      2,651       2,794      3,250       3,039      3,399       4,022      4,435
                                       -------     ------     -------    -------     -------    -------     -------     ------
    Total revenue...................     2,432      2,814       2,977      3,582       3,214      4,455       4,905      7,572
Cost of revenue:
  License...........................       138        153         178        244         226        242         238        218
  Service...........................     1,623      1,737       1,817      2,245       2,043      2,408       2,588      3,408
                                       -------     ------     -------    -------     -------    -------     -------     ------
    Total cost of revenue...........     1,761      1,890       1,995      2,489       2,269      2,650       2,826      3,626
Gross profit........................       671        924         982      1,093         945      1,805       2,079      3,946
Operating expense:
  Sales and marketing...............       605        624       1,213      1,270       1,375      1,745       1,614      2,040
  Research and development..........       452        487         371        502         718        892       1,099      1,366
  General and administrative........       640        677         663        827         847        975         865      1,269
  Noncash stock compensation
    expense.........................        --         --          --         --          --         56          57        119
                                       -------     ------     -------    -------     -------    -------     -------     ------
    Total operating expense.........     1,697      1,788       2,247      2,599       2,940      3,668       3,635      4,794
                                       -------     ------     -------    -------     -------    -------     -------     ------
Operating loss from continuing
  operations........................    (1,026)      (864)     (1,265)    (1,506)     (1,995)    (1,863)     (1,556)      (848)
Interest expense....................        46         46         129         28         160        139         172        170
Interest income and other, net......        (8)        (5)        (19)       (25)       (108)       (73)        (27)       (48)
                                       -------     ------     -------    -------     -------    -------     -------     ------
Loss from continuing operations.....   $(1,064)    $ (905)    $(1,375)   $(1,509)    $(2,047)   $(1,929)    $(1,701)    $ (970)
                                       =======     ======     =======    =======     =======    =======     =======     ======

AS A PERCENTAGE OF TOTAL REVENUE

                                                                   THREE MONTHS ENDED
                                -----------------------------------------------------------------------------------------
                                MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                  1998        1998       1998        1998       1999        1999       1999        1999
Revenue:
  License....................       9.4%        5.8%       6.1%        9.3%       5.4%       23.7%      18.0%       41.4%
  Service....................      90.6        94.2       93.9        90.7       94.6        76.3       82.0        58.6
                                 ------      ------     ------      ------     ------      ------     ------      ------
    Total revenue............     100.0       100.0      100.0       100.0      100.0       100.0      100.0       100.0
Cost of revenue:
  License....................       5.7         5.5        6.0         6.8        7.0         5.4        4.9         2.9
  Service....................      66.7        61.7       61.0        62.7       63.6        54.1       52.8        45.0
                                 ------      ------     ------      ------     ------      ------     ------      ------
    Total cost of revenue....      72.4        67.2       67.0        69.5       70.6        59.5       57.7        47.9
Gross profit.................      27.6        32.8       33.0        30.5       29.4        40.5       42.3        52.1
Operating expense:
  Sales and marketing........      24.9        22.2       40.7        35.4       42.8        39.2       32.9        26.9
  Research and development...      18.6        17.3       12.5        14.0       22.3        20.0       22.4        18.0
  General and
    administrative...........      26.3        24.1       22.3        23.1       26.4        21.9       17.6        16.8
  Noncash stock compensation
    expense..................       0.0         0.0        0.0         0.0        0.0         1.2        1.2         1.6
                                 ------      ------     ------      ------     ------      ------     ------      ------
    Total operating
      expense................      69.8        63.6       75.5        72.5       91.5        82.3       74.1        63.3
                                 ------      ------     ------      ------     ------      ------     ------      ------
Operating loss from
  continuing operations......     (42.2)      (30.8)     (42.5)      (42.0)     (62.1)      (41.8)     (31.8)      (11.2)
Interest expense.............       1.9         1.6        4.3         0.8        5.0         3.1        3.5         2.2
Interest income and other,
  net........................      (0.3)       (0.2)      (0.6)       (0.7)      (3.4)       (1.6)      (0.6)       (0.6)
                                 ------      ------     ------      ------     ------      ------     ------      ------
Loss from continuing
  operations.................     (43.8)%     (32.2)%    (46.2)%     (42.1)%    (63.7)%     (43.3)%    (34.7)%     (12.8)%
                                 ======      ======     ======      ======     ======      ======     ======      ======

    Our total revenue has generally increased during each of the eight quarters presented. The increases in license revenue over the periods presented are related primarily to market acceptance of our OpenBusiness Infrastructure Platform. We have historically experienced stronger demand for our products and services during the fourth quarter and weaker demand in the first quarter. We expect to continue to experience this seasonal pattern. We experienced a significant increase in license revenue during the quarter ended December 31, 1999 as a result of a transaction with one of our largest customers. This resulted in license revenue accounting for 41.4% of total revenue for the quarter. Because license revenue typically carries a higher margin percentage than service revenue, our gross profit percentage for the quarter ended
December 31, 1999 was significantly above our historical levels. Due to the difference in gross profit percentage, or gross margin, between license and service revenue, our overall gross margin is heavily dependent on our mix of revenue. Specifically, we experience a higher gross margin in quarters where license revenue is a larger percentage of total revenue and a lower gross margin in quarters where license revenue is a relatively smaller percentage of our total revenue. Our cost of license revenue is relatively fixed and does not vary significantly based on license revenue volume. Our operating expense has continued to increase as we have expanded our operations, especially in sales and marketing and research and development.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations through private sales of common and preferred stock, resulting in net proceeds from inception to December 31, 1999 of $16.6 million, and, to a lesser extent, through bank loans, subordinated indebtedness and equipment leases. As of December 31, 1999, we had $4.7 million in cash and short-term investments and $4.9 million in working capital.

    Net cash used in operating activities was $1.6 million in 1997, $3.3 million in 1998 and $8.3 million in 1999. Net cash flows from operating activities in each period reflect increasing losses from continuing operations. In addition, the net cash flow from operating activities in 1999 was affected by a significant increase in accounts receivable.

    Net cash used in investing activities was $1.0 million in 1997, $645,000 in 1998 and $1.6 million in 1999. Cash used in investing activities reflects purchases of property and equipment, primarily computer equipment, and purchases of marketable securities. Our capital expenditures are primarily related to supporting the increase in the number of our personnel. Therefore, we expect our capital expenditures to continue to increase in the future. At December 31, 1999, we had no material commitments for capital expenditures.

    Net cash used in financing activities was immaterial in 1997. Net cash provided by financing activities was $13.7 million in 1998. In 1998, cash was primarily generated by private sales of preferred stock and issuance of debt. Net cash used in financing activities was $289,000 in 1999, which was primarily a result of payments for the redemption of common stock.

    In September 1999, we received $2.9 million in net proceeds from the sale of our Educational Services division, and in March 2000, we received approximately $5.0 million in proceeds net of related expenses and escrowed amounts from the sale of our FAB Solutions division. An additional $800,000 was placed in escrow until March 2001 for satisfaction of indemnification claims against us which may arise in connection with the sale of our FAB Solutions division.

    As of December 31, 1999 our financing arrangements consisted of:

    - $3.0 million of indebtedness, which has an effective interest rate of approximately 15.2% and matures in June 2001;

    - a $5.0 million revolving line of credit, which had no outstanding balance;

    - a 36-month equipment financing note in the original amount of $438,000, which had an outstanding balance of $357,000 and matures in 2002; and

    - various equipment leases totaling $412,000.

    Borrowings under the revolving line of credit are limited to a borrowing base calculation and bear interest at prime rate plus 0.75%. At December 31, 1999, we were not in compliance with one of the financial covenants on the revolving line of credit and, as such, we obtained a waiver of the noncompliance from the bank through February 29, 2000. We are currently negotiating an amendment to the revolving line of credit to modify the covenants; however, there can be no assurance that we will be successful in these efforts. The
$3.0 million senior subordinated note and the equipment financing note contain cross-default provisions to the revolving line of credit. As a result, all three have been reclassified to current liabilities. The equipment financing note bears interest at a rate of 11.0%.

    We expect to experience significant growth in our operating expense. In particular, we would expect sales and marketing and research and development expense to increase substantially in support of our OpenBusiness product line. As a result, we expect to continue to generate operating losses. In addition, we may use our cash to fund acquisitions, purchase new technologies or acquire complementary product lines. We believe that the net proceeds of this offering, together with our existing working capital immediately prior to this offering, will be sufficient to fund our operations for at least the next twelve months. We cannot be sure that we will be able to obtain this additional financing or that, if we can, the terms will be acceptable to us.

    As of December 31, 1999, we had net operating loss carryforwards for federal income tax reporting purposes of $10.4 million that expire in various amounts beginning in 2009. Federal income tax laws contain provisions that limit the use in any future period of net operating losses and credit carryforwards upon the occurance of various events, including a significant change in ownership interests. We had net deferred tax assets, including our net operating loss carryforwards and tax credits, of $4.0 million as of December 31, 1999. To reflect the uncertainty of whether we will be able to use the benefit of these net operating loss carryforwards, a valuation allowance has been recorded for the entire net deferred tax asset. See Note 5 of the notes to the financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133, as amended, is effective for all quarters in fiscal years beginning after June 15, 2000. We do not currently utilize derivative financial instruments. Therefore, we do not expect that the adoption of SFAS 133 will have a material impact on our results of operations or financial position.

    In December 1998, the AICPA issued SOP 98-9, "Software Revenue Recognition with Respect to Certain Arrangements." This SOP requires recognition of revenue using the "residual method" in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the "residual method," the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with SOP 97-2. We did not have a material change to our accounting for revenue as a result of the provisions of SOP 98-9.

    In December 1999, the Securities and Exchange Commission issued SAB
No. 101, which summarizes some of the staff's view in applying generally accepted accounting principles to revenue recognition in financial statements. We must comply with SAB 101 beginning with the quarter ended June 30, 2000. We continue to evaluate the impact that SAB 101 will have on our timing of revenue recognition in future periods. Based on our initial evaluation, we believe SAB 101 will not have a material impact on our future results of operations.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

    We develop products in the United States and market our products in North America, Europe and Asia. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Substantially all of our sales are currently made in U.S. dollars, and a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that there is no material risk exposure. All of our credit facilities, with the exception of our revolving credit facility, bear interest at fixed rates. Because we had not utilized our revolving credit facility through December 31, 1999, our interest expense for the periods presented was not subject to fluctuations based on changes in the general level of U.S. interest rates. Therefore, no quantitative tabular disclosures are required. To the extent that we utilize our revolving credit facility in the future, future interest expense could be subject to fluctuations based on the general level of U.S. interest rates.

                                    BUSINESS

    THE FOLLOWING DESCRIPTION OF OUR BUSINESS SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DESCRIPTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE FACTORS SET FORTH IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading provider of business-to-business infrastructure software products and services that enable organizations to easily and rapidly integrate business applications within and across organizations over the Internet. Our software allows organizations to link their business processes by sharing services, conducting transactions and exchanging information in real-time, with customers, suppliers and other trading partners. Our OpenBusiness solution provides a robust, easy to configure integration platform that ensures reliable, secure integration of complex, dynamic software applications and scales to accommodate large numbers of B2B partners. In addition, to help our customers adopt new B2B models and implement our OpenBusiness solution, we provide a wide range of professional services, including strategic planning, architectural design, project management and implementation services.

    We market our products and services globally primarily through our direct sales force, complemented by the selling and supporting efforts of value-added resellers and system integrators. As of March 15, 2000, we had licensed our OpenBusiness products or provided professional services to over 300 customers, including Caterpillar, General Motors, Intel, Merrill Lynch, Nokia, Sprint and Unisys.

INDUSTRY BACKGROUND

    THE EMERGENCE OF THE NEW B2B BUSINESS MODEL

    The Internet has emerged as a powerful new medium for communication and commerce by fundamentally changing B2B interactions. We believe that organizations have adopted the Internet as a new business platform in three distinct phases. In the first phase, or "brochureware" phase, organizations sought to quickly establish a presence on the Internet by creating websites that provided online access to information about a company's products, services and operations. In this first stage, organizations began to utilize the communication benefits of the Internet, but generally failed to embrace the Internet as a viable commerce and distribution channel. In the second phase, or "consumer e-commerce" phase, early adopters of e-commerce technology designed and implemented basic order entry websites so consumers could purchase goods or services online. Today, in the third phase, or "B2B" phase, escalating competitive pressures, shifting supplier relationships and diverse customer demands are forcing organizations of all sizes to quickly embrace a new B2B business model. This new model requires a higher level of business process integration in which multiple customers, suppliers and other trading partners transact business electronically in real-time over the Internet. We believe organizations will not be able to effectively compete in today's global markets without rapidly embracing this new B2B business model.

    According to Forrester Research, revenue generated from B2B e-commerce will grow from $406 billion in 2000 to $2.7 trillion in 2004. Forrester Research also estimates that B2B e-commerce will account for more than 90% of U.S. e-commerce transactions by 2004. To participate in this new market opportunity, we believe organizations will be required to implement B2Bi software. This software enables B2B e-commerce by integrating business processes and related information technology systems of multiple customers, suppliers and other trading partners. As a result, businesses are spending heavily to purchase B2Bi software in order to transact business effectively over the Internet.

The Delphi Group forecasts revenues from B2B e-commerce software and services to grow from $5 billion in 1999 to $40 billion in 2002.

    LIMITATIONS OF EXISTING B2B INTEGRATION SOLUTIONS

    Over the last decade, organizations have invested billions of dollars in custom and packaged software applications to improve and integrate internal information technology systems. These applications frequently reside on different hardware platforms and utilize varying data formats and communications standards. In addition, these applications were not designed to communicate with other companies' applications. To enable the emerging B2B business model, isolated applications must be integrated not only within an organization, but also externally with an organization's customers, suppliers and other trading partners. For example, organizations are increasingly integrating their inventory and order management applications with external purchasing applications to automate the purchasing process once an order has been placed.

    Most traditional approaches to B2Bi have been unable to adequately address the challenges of integrating multiple customers, suppliers and other trading partners. These approaches include in-house custom solutions, electronic data interchange, or EDI, solutions and enterprise application integration, or EAI, solutions. Most of these solutions are delivered over private networks, resulting in limited scalability, long implementation times and high setup and maintenance costs.

        IN-HOUSE CUSTOM SOLUTIONS. In-house custom solutions are typically point-to-point solutions developed by organizations and use closed or proprietary technologies. These point-to-point solutions, or solutions that typically integrate one specific software application to another with inflexible code, often limit an organization's ability to easily modify existing integrated software applications. These custom solutions often require long development lead times and are typically limited to the application for which they were designed. As a result, custom solutions usually require large, expensive information technology staffs or system integrators to develop and maintain, and they often lack the needed flexibility and scalability for today's dynamic B2B business model.

        EDI SOLUTIONS. EDI represented one of the first attempts to standardize business-to-business interactions without the disadvantages of developing and maintaining in-house custom solutions. However, due to the high cost and lengthy time to implement and deploy EDI solutions, their benefits have been limited typically to large organizations. In addition, because EDI is based on point-to-point integration, fixed data formats and batch processing, it limits organizations' ability to quickly respond to changing business demands and to scale to large numbers of organizations. Therefore, EDI solutions are often too time consuming, inflexible and expensive to effectively solve today's rapidly evolving B2Bi challenges.

        EAI SOLUTIONS. EAI solutions have been designed to effectively integrate systems within an enterprise, but typically do not provide the open and scalable inter-business integration that is critical for successful B2Bi. While EAI solutions can be extended to integrate external customers, suppliers and other trading partners, to do so often requires all parties to implement a common integration architecture. As organizations develop their new B2B business models and rapidly expand their B2B relationships, requiring a common integration architecture for all participants has become increasingly difficult. In addition, EAI solutions often have difficulty integrating the applications of a diverse set of B2B partners because many corporate firewalls do not readily recognize EAI communications protocols. As a result, EAI solutions are typically too inflexible to provide the necessary level of integration to fully achieve the benefits of B2Bi.

    THE OPPORTUNITY FOR A NEW INTERNET-BASED B2BI SOLUTION

    We believe that by utilizing the Internet there is a significant opportunity to provide organizations with a cost-effective B2Bi solution. This solution should enable business process integration among customers, suppliers and other trading partners, thereby facilitating the transition to a new B2B business model. This solution should provide the flexibility and scalability to adjust to dynamic business needs and allow organizations to offer their B2B partners the ability to exchange information and conduct transactions in real-time, regardless of their installed technology infrastructure. In addition, because many organizations lack the expertise or resources to design and deploy new B2Bi solutions, we believe a B2Bi solution should be supported by an experienced professional services organization.

THE OBJECTSPACE SOLUTION

    We provide an Internet-based B2Bi solution that enables organizations to easily and rapidly integrate business applications within and across organizations. Our software allows organizations to link their business processes, sharing services, conducting transactions and exchanging information in real-time, with customers, suppliers and other trading partners. Our OpenBusiness solution provides a robust, easy to configure integration platform that ensures reliable, secure integration of complex, dynamic business applications and scales to accommodate large numbers of customers, suppliers and other trading partners. We believe our OpenBusiness solution allows our customers to integrate business processes with trading partners with fewer alterations to their existing software applications than the current alternatives require. Through the use of XML and support for a broad range of additional communications standards, our solution provides a high level of interoperability among disparate applications. As a result, unlike other B2Bi solutions, our OpenBusiness solution allows multiple customers, suppliers and other trading partners to successfully integrate otherwise incompatible software applications without significant reprogramming or adopting the same communications standards. In addition, to help our customers adopt a new B2B model and implement our B2Bi solutions, we provide a wide range of professional services, including strategic planning, architectural design, project management and implementation services.

    Our OpenBusiness solution provides the following business benefits to our customers:

    ENABLES NEW B2B BUSINESS MODELS. Our easy-to-use, scalable solution allows our customers to rapidly adopt new B2B models that require seamless business process integration. By improving, streamlining and automating B2B processes and information flows, our solution enables organizations to capitalize on the significant benefits associated with integrating customers, suppliers and other trading partners in dynamic Internet-based B2B communities. These benefits include enhanced revenue opportunities by enabling organizations to introduce products to market more quickly and to provide new services to their customers. In addition, organizations are able to increase operating efficiencies by automating manual processes, efficiently managing inventories, reducing cycle times and improving planning and forecasting capabilities.

    REDUCES TIME TO MARKET. Our solution is designed to be easily and rapidly deployed, permitting our customers to reduce their time to market for new Internet-based B2B strategies. Unlike other B2Bi solutions, our OpenBusiness solution does not require customers to modify existing applications or to adopt a common integration technology. Therefore, customers generally need less time to implement our OpenBusiness solution. Our solution is further differentiated by providing easy-to-use portal software that allows our customers to further simplify the process of integrating applications of B2B partners over the Internet. As a result, our customers can quickly integrate their applications with those of their customers, suppliers and other trading partners, saving significant time and expense and speeding deployment of their B2B strategies. To further speed time to market, we support our customers with extensive professional services to help accelerate their implementation of B2Bi solutions.

    LEVERAGES EXISTING TECHNOLOGY INVESTMENTS. Over the last decade, organizations have invested billions of dollars in custom and packaged software applications, referred to as legacy applications. Using XML and supporting a wide variety of other communications standards unlike other solutions, our solution provides a high level of interoperability among legacy applications without costly reprogramming. By eliminating reprogramming costs, organizations are more likely to achieve broader, more extensive integration of their disparate legacy applications, resulting in more effective B2Bi solutions. Because our solution's integration capabilities easily extend legacy applications to a wide range of users regardless of the user's location or underlying infrastructure, organizations can realize greater returns on their prior information technology investments.

OUR STRATEGY

    Our goal is to be the leading provider of B2Bi software and services that enable organizations to develop and implement new Internet-based B2B business models. To achieve this objective, we are pursuing the following strategies:

    EXTEND OUR PRODUCT AND TECHNOLOGICAL LEADERSHIP. We believe we have developed the most comprehensive B2Bi solution currently available. Our products feature a number of different B2B software integration capabilities that utilize XML extensively. Furthermore, we believe our solution supports more B2B communications and data format standards than any other competing solution, allowing us to provide improved interoperability among business processes of B2B partners. We intend to build upon our integration technology and improve our solution's functionality and ease of use for rapidly developing B2Bi requirements. We also intend to continue to remain actively involved with industry standard organizations to ensure that our OpenBusiness products incorporate new integration technology and communications standards as they emerge. In addition, we may seek to enhance our product leadership through licensing or acquiring complementary technologies or businesses.

    LEVERAGE OUR EXISTING CUSTOMER BASE. We believe our current customer base represents a significant opportunity for additional revenues. Since 1997, we have developed relationships with over 800 customers, of which approximately 110 have purchased licenses for our OpenBusiness Infrastructure Platform. We believe that many of these companies are beginning to implement new Internet-based B2B strategies, and we intend to aggressively market our solution to them. In addition, as our customers expand and refine their Internet strategies and begin to realize the full potential of B2Bi, we believe we can increase sales by expanding limited deployments into enterprise-wide implementations, as well as by selling additional OpenBusiness products.

    EXPAND SALES AND DISTRIBUTION CHANNELS. We intend to rapidly pursue a multi-channel, global distribution strategy by capitalizing on our direct sales force and key relationships with system integrators, value-added resellers, OEMs and international distributors. We intend to increase our domestic distribution by opening additional field offices and adding sales personnel in our existing offices. We also plan to continue to expand our indirect distribution through alliances with additional system integrators, value-added resellers and OEMs. We intend to increase our international distribution by developing additional relationships with international distributors, establishing foreign direct sales offices and creating strategic alliances with international system integrators.

    BENEFIT FROM NETWORK EFFECTS. As customers utilize our OpenBusiness products to integrate their B2B partners, these B2B partners will experience the features and benefits of our products. We have already experienced additional sales as a result of customers recommending and exposing our products to their networks of customers, suppliers and other trading partners. Depending on the level of B2B integration desired, some of our customers may require their B2B partners to use our products. We believe this network effect will increase the demand for our products, increase our brand recognition and strengthen our position in the B2Bi solutions market.

    CAPITALIZE ON OUR PROFESSIONAL SERVICES CAPABILITIES. We have established highly successful relationships with customers by assisting them in designing, developing and deploying B2Bi solutions. Our extensive professional services range from strategic and architectural planning to complete integration and deployment of our products. In addition, we will continue to extend our professional services expertise in applying emerging standards, especially XML standards, to create B2Bi solutions. By offering a full range of professional services, we believe we can deepen our existing customer relationships and foster new customer relationships, thereby creating opportunities to sell additional OpenBusiness products.

PRODUCTS

    Our OpenBusiness products consist of three products: the OpenBusiness Infrastructure Platform, the OpenBusiness Gateway and the OpenBusiness Portal. Utilizing the technology developed in the OpenBusiness Infrastructure Platform, which we first licensed in October 1997, we recently released the OpenBusiness Gateway and OpenBusiness Portal in late March 2000. These products work together to provide an integrated B2Bi solution that allows organizations to integrate business processes over the Internet and to share services and exchange information in real-time.

    The OpenBusiness solution supports many current and emerging communications standards, including XML, HTTP, CORBA, DCOM, SSL and RMI. In addition, OpenBusiness supports many emerging XML standards, including Open Financial Exchange, Oasis, RosettaNet, Open Travel Association and Microsoft BizTalk.

    Our OpenBusiness product line is illustrated below:

    [The diagram of our OpenBusiness product line consists of:

    Four informational boxes arranged in a diamond pattern, each connected to an oval in the center representing the Internet.

    The box at the top of the diamond pattern contains the following information:

    "Inter-business application catalog includes:

       Product Company--ERP Application
       Retail Company--CRM Application
       Shipping Company--Logistics Application"

    This box also contains two other boxes connected in serial to the representation of the Internet described above. One box is labeled "OpenBusiness Portal." The other box is labeled "Firewall."

    The box at the left of the diamond pattern is labeled "Product Company" and contains headings arranged in a diamond pattern, each connected to a heading in the center labeled "OpenBusiness Infrastructure." The heading at the top of this diamond pattern is labeled "ERP Application." The heading at the left of this diamond pattern is labeled "Inventory Application." The heading at the bottom of this diamond pattern is labeled "Accounting Application." The center of this diamond is connected in serial to: a box on the right of this diamond labeled "OpenBusiness Gateway", then to a box labeled "Firewall" and finally to the representation of the Internet described above.

    The box at the bottom of the diamond pattern is labeled "Shipping Company" and contains headings arranged in a diamond pattern, each connected to a heading in the center labeled "OpenBusiness Infrastructure." The heading at the left of this diamond pattern is labeled "Logistics Application." The heading at the bottom of this diamond pattern is labeled "Tracking Application." The heading at the right of this diamond pattern is labeled "Billing Application." The center of this diamond is connected in serial to: a box on the top of this diamond labeled "OpenBusiness Gateway", then to a box labeled "Firewall" and finally to the representation of the Internet described above.

    The box at the right of the diamond pattern is labeled "Retail Company" and contains headings arranged in a diamond pattern, each connected to a heading in the center labeled "OpenBusiness Infrastructure." The heading at the bottom of this diamond pattern is labeled "Customer Billing Application." The heading at the right of this diamond pattern is labeled "Order Entry Application." The heading at the top of this diamond pattern is labeled "CRM Application." The center of this diamond is connected in serial to: a box on the left of this diamond labeled "OpenBusiness Gateway", then to a box labeled "Firewall" and finally to the representation of the Internet described above.]

    OPENBUSINESS INFRASTRUCTURE PLATFORM. The OpenBusiness Infrastructure Platform automates the exchange of information between incompatible legacy software applications, databases and EDI software within an organization. For example, by automatically translating between communications standards used by different business applications, such as supply chain management and customer relationship management applications, the Infrastructure Platform greatly simplifies the challenge of connecting an organization's applications. The Infrastructure Platform provides the critical foundation for integrating an organization's disparate business applications, allowing them to be easily extended to their external B2B partners.

    OPENBUSINESS GATEWAY. The OpenBusiness Gateway builds upon the functionality of the Infrastructure Platform by extending an organization's internally integrated applications to their B2B partners over the Internet. An organization that wants to make its internal applications accessible by its B2B partners can use the Gateway to:

    - define which applications can be accessed;

    - manage security, defining who can access certain applications;

    - limit when and for how long each application can be accessed;

    - extend applications beyond corporate firewalls; and

    - monitor, audit and bill for the usage of each application.

    The Gateway utilizes XML to simplify the process of integrating the business processes of B2B partners. Our XML-based approach also provides higher levels of interoperability among disparate business applications, regardless of the underlying communications standards, hardware platforms or operating systems.

    The Gateway can be fully integrated with the OpenBusiness Portal software, allowing customers to establish their own website to provide quick and easy access to their business applications.

    OPENBUSINESS PORTAL. By leveraging the integration and access capabilities of the Infrastructure Platform and Gateway, the OpenBusiness Portal allows organizations to rapidly create a website to catalog business applications that they choose to make available to their community of B2B partners.

    Organizations that establish websites using the Portal can configure and manage the features and options of the website, including security features that authorize portal access to their community of B2B partners. Once an organization has created a website, any authorized partner using our Gateway product can also provide access to their business applications on the website. This functionality allows each member in a B2B community to easily exchange information and services with other participants.

PRODUCT TECHNOLOGY

    Our OpenBusiness solution utilizes several key technologies to provide scalable, robust B2B integration. These key technologies are described below:

    XML STANDARDS. We use XML, a key standard for providing interoperability between disparate business applications, in our OpenBusiness solution. XML is an emerging standard for defining uniform data formats. XML allows "descriptive tags" to be attached to data, allowing applications to understand the meaning and context of the data. While these descriptive tags provide significant flexibility in how data is described, organizations often use them to describe data differently. Many industries are establishing groups to define industry-specific standards for the use of XML tags.

    Our OpenBusiness solution provides support for many of the emerging industry XML standards. With its non-intrusive architecture, our OpenBusiness solution provides support for XML standards with minimal impact to existing business applications. We believe this is a key in enabling integration of business processes among B2B partners.

    NON-INTRUSIVE ARCHITECTURE. Other B2Bi solutions typically require organizations to make significant modifications to existing business application source code, resulting in higher maintenance costs and lengthy time-to-market. Our OpenBusiness products allow organizations to make existing business applications available to other organizations over the Internet, without the need for significant reprogramming. By minimizing the impact on existing business applications, our B2Bi solutions generally can be implemented more rapidly and at a lower cost than other B2Bi solutions. In addition, our OpenBusiness products can be implemented without interfering with the normal operation of a customer's business applications.

    OPEN STANDARDS. Our OpenBusiness solution supports many open communications standards, including XML, HTTP, CORBA, DCOM, SOAP, SSL and RMI. Communications standards represent defined methods by which applications communicate information. In addition, OpenBusiness supports many current and emerging industry XML standards, including Open Financial Exchange, Oasis, RosettaNet, Open Travel Association and Microsoft BizTalk. As new standards emerge, we intend to enhance our OpenBusiness products to support these new standards, consistent with our strategy to maintain OpenBusiness' support for open standards.

    MULTIPLE SERVER PLATFORM SUPPORT. Our OpenBusiness products are designed to operate on most major server platforms, which facilitates implementing our OpenBusiness products over a large number of B2B partners. These platforms include Hewlett Packard HP-UX, IBM AIX, Linux, Microsoft Windows NT and Sun Microsystems Solaris.

    ROBUST SECURITY FEATURES. Our OpenBusiness solution contains robust security features that permit organizations to securely transmit confidential information over the Internet. Our software includes various forms of encryption and access controls to ensure privacy of confidential data. In addition, because all information sent through the OpenBusiness solution can be sent using popular communications standards, including SSL, CORBA, DCOM, HTTP and SOAP, each of which readily passes through corporate firewalls, our customers' business partners are not required to modify their existing security features.

    HIGHLY SCALABLE ARCHITECTURE. Our OpenBusiness solution has been designed with a flexible architecture that can be scaled to allow usage by thousands of integrated organizations operating over a geographically dispersed area in an environment of high transaction volumes. Our OpenBusiness solution also includes features that allow it to be readily deployed across a large number of organizations with different hardware platforms and operating systems. In addition, our OpenBusiness solution is designed to optimize performance in a multi-server, multi-processor environment that can be configured by our customers.

PRODUCT DEVELOPMENT

    We licensed our first OpenBusiness product in October 1997. Using the technology developed in our Infrastructure Platform, we recently introduced our Gateway and Portal products. We continue to enhance our OpenBusiness products with particular emphasis on providing improved interoperability, functionality and ease of use. In addition, we work closely with industry standard organizations to ensure that our products incorporate emerging technology and communications standards. Our product development organization primarily focuses on enhancing our existing products and technologies and on developing additional products to extend our position as a leader in the B2Bi solutions market.

    As of March 15, 2000, our product development organization consisted of 39 employees. Our product development employees typically have experience in distributed computing, XML, Java and other advanced technologies. Our research and development expenditures were $1.8 million in 1997, $1.8 million in 1998 and $4.1 million in 1999. We expect to continue to invest heavily in product development and to increase the size of our product development organization.

SERVICES

    We offer a full range of professional services to customers who are engaged in developing, deploying and managing mission-critical applications using our OpenBusiness products. Specifically, we assist customers in all phases of establishing their new B2B business models, from concept development to design and implementation. Our professional services include project planning, architectural design, prototyping, implementation, application integration and project management. We believe that our professional services organization plays a key role in creating opportunities to sell our OpenBusiness products.

    As of March 15, 2000, we employed 84 professionals in our professional services group, substantially all of whom are based in Dallas, Texas. Many of our professional services employees have advanced degrees and/or substantial industry experience in systems design and software architecture. We generally charge for our professional services on a time-and-materials basis. We expect to increase the size of our professional services group and expand the scope of the services they offer as we continue to address the needs of domestic and international businesses. In addition, we will continue to extend our professional services expertise in applying emerging standards, especially XML standards, to B2Bi solutions. Our professional services customers include ClubCorp, EDS, General Motors, Merrill Lynch, Nokia, Nortel, PageMart and Sprint.

    We provide training on our OpenBusiness products to customers and system integrators through a staff of full-time, dedicated training professionals. Our curriculum includes introductory through advanced courses on our products. We offer many forms of training, including in-house lectures, on-site training and customized workshops tailored to address unique requirements.

CUSTOMERS

    Since January 1, 1998, we have licensed our OpenBusiness products or provided professional services to over 300 customers. Of these customers, approximately 110 have purchased licenses for our OpenBusiness Infrastructure Platform. These customers operate in a broad range of industries, including financial, automotive, travel and entertainment and telecommunications. The following is a partial list of our OpenBusiness Infrastructure Platform and professional services customers since January 1, 1998:

                    PRODUCTS                                PROFESSIONAL SERVICES
------------------------------------------------  ------------------------------------------
2Bridgesoftware          Galileo International    ABT                    Infotech Software
Abatis                   General Motors           Bell Atlantic          Intel
ABT                      Lockheed Martin          BP Amoco               Merrill Lynch
AT&T                     MCI                      Caterpillar            Nokia
Bowne Software           Solect Technology Group  ClubCorp               Northern Telecom
Solutions                Spark Online             Connex                 Omron
Carbon Street            Temasek Polytechnic      Crag Technologies      Pagemart
Countrywide Home Loans   Tivoli                   Earthcars.com          ProCure
EMC                      Unisys                   EDS                    Ridge Technologies
Fujitsu                                           Experian               Sprint
                                                  Galileo International  USAA
                                                  General Motors         WDC Storage Systems
                                                  ILog

    In 1999, ClubCorp accounted for 26% of our total revenue, and General Motors accounted for 20% of our total revenue. We expect that a small number of customers will continue to account for a substantial portion of our revenues for the foreseeable future.

CASE STUDIES

    The following case studies illustrate how some companies use our products to enable new business models.

    GENERAL MOTORS/ONSTAR

    OnStar, a division of General Motors, operates several call centers to provide GM vehicle owners with on board convenience and emergency services.

    BUSINESS CHALLENGE. OnStar wanted to expand the functionality and breadth of travel related services it could offer to GM car owners. OnStar decided to create a call center service that could be accessed by the push of a button within a car, through which a car passenger could speak with a call center agent regarding a large variety of convenience services. Examples of these services include providing dinner reservations, travel planning and entertainment choices. In providing its new expanded service, OnStar was confronted with the challenge of integrating multiple, disparate internal call center and back office systems with external applications from services organizations, such as restaurants and travel agencies, that provided OnStar access to additional convenience services. Furthermore, OnStar required a flexible and scalable solution that could easily manage increasing service and customer contact information as well as accommodate millions of potential General Motors customers.

    SOLUTION. OnStar selected our OpenBusiness solution as a flexible integration architecture to quickly integrate new call center services. Our Infrastructure Platform enabled OnStar to efficiently integrate a wide variety of internal applications, data bases and other business systems seamlessly into a new web-based call center application. Our solution also reduced the time required to integrate service offerings or applications from external service providers into OnStar's Call Center Application. OnStar's service partners who employ a variety of computer operating platforms and technologies were able to provide services to OnStar without having to adopt new integration technologies or reprogram their existing applications. Through the use of our solution, OnStar expects to rapidly expand its service offerings and deliver these services across a larger base of car owners in a highly efficient and cost-efficient process.

    GALILEO INTERNATIONAL

    Galileo International is one of the world's leading providers of global distribution services for the travel industry.

    BUSINESS CHALLENGE. Galileo has historically provided global distribution services for travel agencies located throughout the world and travel suppliers, including more than 500 airlines, 38 car rental companies, 44,700 hotel properties and all major cruise lines. Galileo wanted to enable a new business model by expanding the potential user base of its services over the Internet. The challenge was to allow traditional customers such as travel agencies and end-user corporations, as well as new classes of customers such as application service providers and wireless communications companies, to quickly and easily integrate travel services into their business solutions. Because Galileo's customers typically have a broad range of disparate systems that use proprietary or closed technologies, the challenge for Galileo was to install a business-to-business infrastructure that could easily extend its services over the Internet while integrating with a variety of operating platforms and communications standards.

    SOLUTION. Galileo implemented our OpenBusiness solution to integrate its travel services with new delivery and communications methods. Our OpenBusiness Infrastructure Platform simplified the process of integrating Galileo's internal applications prior to being extended over the Internet. Galileo has initially utilized our solution to develop a new service offering that enables travelers to view and modify flight reservations using wireless devices, including cell phones, personal digital assistants and two way pagers. This new distribution channel gives Galileo the ability to access incremental customers and derive additional revenue. In addition, Galileo intends to utilize our solution to integrate its travel services with several application service providers and wireless communications companies to further extend its potential base of new Internet users.

SALES AND MARKETING

    We primarily license our OpenBusiness products and market our services in the United States through our direct sales organization. Our direct sales organization consists of account executives who generate sales leads in their assigned geographic territories. In general, our direct sales force targets large multi-national companies and other organizations that we believe, because of their extensive supply chains, represent attractive candidates for our OpenBusiness products. The OpenBusiness suite of products serves an emerging market, which results in longer sales cycles than our C++ products. The sales cycle for our OpenBusiness solution often ranges from three to six months. We work closely with our targeted customers to analyze their B2Bi needs and to propose an OpenBusiness solution. In many cases, our sales team works closely with senior management to develop a solution. We currently have direct sales offices in our Dallas, Texas headquarters and our offices in New York, New York; San Francisco, California; Atlanta, Georgia; Reston, Virginia and Chicago, Illinois. We intend to expand our domestic direct sales organization by opening additional sales offices and adding sales personnel in our existing offices.

    We are in the early stages of expanding our presence in international markets by developing relationships with additional international distributors, establishing foreign direct sales offices and creating strategic alliances with international system integrators. Our sales strategy also leverages both our strategic relationships with system integrators, value-added resellers, independent software vendors and our existing customer relationships to gain new customers.

    We focus our marketing efforts on developing awareness of our OpenBusiness products and generating new sales opportunities. Our marketing activities include:

    - participating in seminars, conferences and trade shows;

    - joint marketing campaigns with our existing business partners;

    - advertising in industry and other publications; and

    - creating new strategic relationships.

    We intend to significantly increase our sales and marketing expenses to increase awareness of our OpenBusiness products.

STRATEGIC ALLIANCES

    To promote market penetration and enhance development of our products, we have formed the following strategic alliances:

    SYSTEM INTEGRATION ALLIANCES. To increase market penetration of our products, we have established strategic relationships with several professional services organizations and system integrators, including EDS, Origin Technology in Business and Perot Systems. These non-exclusive relationships provide us with an indirect channel to market our OpenBusiness products to a substantial number of potential customers and access to broad-based technical expertise. These system integrators also give us feedback on our products, which we use to improve subsequent releases. We are aggressively pursuing additional relationships with system integrators who offer us opportunities to expand into geographic and/or industry markets more rapidly or who provide us with additional market or technological expertise.

    TECHNOLOGY ALLIANCES. To make use of standards in the areas of business data interchange, e-commerce transaction support, distributed computing security and authentication, we continue to maintain relationships with key technology providers, such as HP, Microsoft, Novell and Sun Microsystems.

COMPETITORS

    The market for Internet-based B2Bi solutions is new and evolving, highly competitive and subject to rapid technological change. In addition, we believe the market for these solutions will become more competitive in the near future. Increased competition could significantly reduce our future revenue and increase our operating losses due to price reductions, lower gross margins or lost market share. We are subject to current or potential competition from other B2Bi vendors, internal information technology departments, EAI software vendors and other software vendors.

    B2BI VENDORS. We face direct competition from other B2Bi solution providers who focus on various aspects of B2B integration. These vendors include OnDisplay, Software Technologies Corporation and webMethods.

    INTERNAL INFORMATION TECHNOLOGY DEPARTMENTS. Potential customers' internal information technology departments may have developed or be in the process of developing software that solves some of the same problems that our OpenBusiness products solve. In those cases, we may have difficulties licensing our OpenBusiness products to them.

    EAI SOFTWARE VENDORS. While EAI software vendors generally do not compete directly with us, they may in the future expand their products or add functionality to their existing products which could put them in competition with our OpenBusiness products. These vendors include CrossWorlds Software, New Era of Networks and Vitria Technology.

    OTHER SOFTWARE VENDORS. We may face future competition from large, well established software vendors, such as Microsoft or Oracle, if they decide to develop products that compete with our products or acquire one of our existing or future competitors.

    Many of our existing and potential competitors have better brand recognition, longer operating histories, larger customer bases and greater financial, technical, marketing and other resources than us.

As a result, they may be able to leverage these advantages to gain market share from us. In addition, they may be able to respond more effectively than we can to changing technologies, conditions or customer demands, especially during market downturns.

    We believe the principal competitive factors in the B2Bi solutions market include:

    - interoperability with existing applications, hardware platforms, operating systems and communications standards;

    - product functionality, quality, performance and price;

    - speed and ease of implementation;

    - support for emerging XML standards; and

    - quality and breadth of professional services.

    Although we believe our OpenBusiness solution generally competes favorably with respect to these factors, the Internet-based B2Bi solutions market is new and rapidly evolving. Therefore, we may not be able to maintain our competitive position against existing and future competitors, especially those that have greater financial, technical, marketing and other resources than us.

PROPRIETARY RIGHTS

    Our success is dependent upon protecting our proprietary technology. To do this, we rely on a combination of contractual provisions and copyright, trade secret, trademark and patent laws. In addition, we also maintain confidentiality procedures to protect our proprietary information and intellectual property rights. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, contractors and strategic partners.

    We also enter into license agreements for our technology, documentation and other proprietary information. Our customer licenses are generally non-transferable, perpetual and prohibit reverse engineering our products. Our OEM licenses are generally non-transferable, last from one to three years and prohibit reverse engineering our products. A few of our agreements contain provisions that, under some circumstances, would allow third parties to obtain the source code for our software. A limited number of our agreements allow third parties to license the source code for our software. We have entered into an agreement with Tivoli, a subsidiary of IBM, that grants Tivoli the right of first refusal to buy a portion of our object and source code that is included in our OpenBusiness Infrastructure Platform, together with subsequent enhancements and error connections for that code. This agreement could inhibit us from selling our company or that code to a third party.

    We currently hold a trademark registration in the United States for the name "ObjectSpace" and have applied for a trademark registration in the United States for the name "OpenBusiness." In addition, as of March 15, 2000, we have 17 pending patent applications for technology related to our OpenBusiness product line. While we are not aware that our products, trademarks, copyrights or other proprietary rights infringe the proprietary rights of third parties, it is possible that our patents, copyrights or trademarks could be challenged and invalidated. Further, we expect that software companies will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. From time to time, we hire or retain employees or consultants who have worked for independent software vendors or other companies developing products similar to those offered by us. Those prior employers may claim that our products are based on their products and that we have misappropriated their intellectual property. Any claims of that variety, with or without merit, could cause a significant diversion of management attention, result in costly and protracted litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Those royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which would have a material adverse affect on our business.

    Policing unauthorized use of our products is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. In addition, existing copyright, trade secret, trademark and patent laws afford only limited protections. Effective protection of intellectual property rights may be unavailable or limited in certain countries, because the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. While we are unable to determine the extent to which piracy of our software exists, we expect software piracy to be a persistent problem. Furthermore, it is possible that our competitors will adopt product or service names similar to ours, which could hinder our ability to protect our intellectual property and possibly lead to customer confusion. Overall, the protection of our proprietary rights may not be adequate and our competitors may independently develop similar technology.

EMPLOYEES

    As of March 15, 2000, we employed 190 full-time employees in our current operations, including 30 in sales and marketing, 84 in professional services, 39 in research and development and 37 in administration and finance. We also employ varying numbers of independent contractors and consultants to support our professional services and research and development activities. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. None of our employees are represented by a collective bargaining agreement, and we have never experienced a strike or similar work stoppage. We consider our relations with our employees to be good.

FACILITIES

    Our principal executive and corporate offices currently occupy approximately 60,000 square feet in Dallas, Texas pursuant to leases expiring in March 2003. We also maintain offices for sales and support personnel in New York, New York; San Francisco, California; Atlanta, Georgia; Reston, Virginia and Chicago, Illinois. These offices are leased for various terms and generally consist of less than 1,000 square feet of office space. We believe that our current facilities are adequate through June 2000. We are currently negotiating leases for additional space, which we believe we can obtain on commercially acceptable terms, although we may be unable to do so.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

    The following table sets forth information regarding our officers and directors as of March 30, 2000.

NAME                                               AGE                         POSITION
David Norris...................................     36      Chairman of the Board, Chief Executive Officer
                                                            and President

Paul Lipari....................................     52      Vice President, Chief Financial Officer and
                                                            Secretary

Stewart Bush...................................     43      Vice President, Sales

James Canter...................................     36      Vice President, Engineering

Bruce Flory....................................     49      Vice President, Marketing

Alan Larson....................................     44      Vice President, Professional Services

John Bentley...................................     40      Director

Grant Dove.....................................     71      Director

Graham Glass...................................     37      Director

Eugene Lowenthal...............................     54      Director

David Near.....................................     41      Director

R. Stephen Polley..............................     49      Director

    EXECUTIVE OFFICERS

    DAVID NORRIS is a co-founder of ObjectSpace and has served as a member of our board of directors since August 1992, our President since March 1997, our Chief Executive Officer since December 1997 and our Chairman of the Board since March 2000. Prior to founding ObjectSpace, from 1984 to 1992, Mr. Norris designed and built distributed software systems for companies including Casco Signal, DSC Communications, EDS, Frito-Lay, General Signal, IBM, Intellicall, International Paper and Toccata Systems. Mr. Norris holds his B.S. in computer science from the University of Texas.

    PAUL LIPARI has served as our Vice President, Chief Financial Officer and Secretary since September 1999. From September 1996 to February 1999,
Mr. Lipari served as Chief Financial Officer for DSET Corporation, a software tools company specializing in telecommunications applications. From May 1995 to August 1996, Mr. Lipari served as Vice President and Chief Financial Officer of Chamberlain Phipps North America, a manufacturer and distributor of footware and footware components. From December 1993 to April 1995, Mr. Lipari was the Vice President, Finance and Operations, and Chief Financial Officer of NetLink, a hardware and software networking solutions manufacturer. Mr. Lipari holds his B.S. in accounting from the University of Akron and is a certified public accountant in the State of New York.

    STEWART BUSH has served as our Vice President, Sales since April 1999. From October 1997 to February 1999, Mr. Bush was Senior Vice President of North American Sales at Segue Software, a software development company. From
September 1991 to October 1997, Mr. Bush held various sales management positions at Talarian Corporation, a middleware company. Mr. Bush received his B.S. in mathematics from the University of Southern Florida.

    JAMES CANTER has served as our Vice President, Engineering since
August 1999. From September 1998 to August 1999, Mr. Canter was Vice President, Software Engineering for ADAC Laboratories, a nuclear medicine biomedical systems company. From April 1998 to July 1998, Mr. Canter served as Vice President of Systems Engineering and General Manager of Artecon, a fault tolerant storage subsystems company. From February 1994 through April 1998, Mr. Canter held various positions at Storage Dimensions, a fault tolerant storage subsystems company, including Vice President of Engineering, Vice President of Software Engineering and Director of Software Engineering. Mr. Canter holds his B.S. in microbiology from Arizona State University and his M.B.A. from the University of Phoenix.

    BRUCE FLORY has served as our Vice President, Marketing since October 1999. From May 1998 to October 1999, Mr. Flory served as Vice President, Marketing for Sterling Software, an enterprise software company. From August 1993 to December 1998, Mr. Flory served as Vice President of Marketing for Liant Software, a software application development tool company. Mr. Flory holds his B.A. in marketing and his M.B.A. from St. Edward's University in Austin, Texas.

    ALAN LARSON has served as our Vice President, Professional Services since March 2000. From July 1999 to March 2000, Mr. Larson was Vice President, Professional Services, Western Area for Interworld Corporation, a software company specializing in Internet commerce applications. From November 1998 to June 1999, Mr. Larson served as Vice President, Product Management for EXE Technologies, a supplier of supply chain execution software. From February 1998 to November 1998, Mr. Larson was the Director of Professional Services for the Central United States and Latin America for Siebel Systems, a developer of enterprise application software for sales, marketing and call center operations. From July 1997 to February 1998, Mr. Larson served as Area Manager for EMC Corporation, a manufacturer of enterprise class disk storage systems. From
March 1993 to July 1997, Mr. Larson held the positions of Area Director for Powersoft Educational Services and District Manager for Worldwide Professional Services for Sybase, a software developer specializing in the computer client/server marketplace. Mr. Larson holds his B.S. in industrial management from the University of Wyoming and his M.B.A. from the University of Wisconsin-Whitewater.

    DIRECTORS

    JOHN BENTLEY has served as a director since December 1998. Mr. Bentley co-founded Cornerstone Equity Partners, LLC, a private equity company, in 1995. From February 1989 to February 1995, Mr. Bentley held several positions, including a partner, in the merchant banking group of Banc One Capital Corporation. From July 1985 to January 1989, Mr. Bentley served as Chief Financial Officer of R. J. Moran, a diversified holding company. Mr. Bentley is also a director of New Century Financial Corporation and NetPro Computing.
Mr. Bentley received his B.A. in business administration from Baylor University.

    GRANT DOVE has served as a director since December 1998. Mr. Dove has served as Managing Partner of Technology Strategies & Alliances, an investment banking firm specializing in the technology industry, since 1992. Mr. Dove is also a director of Microelectronics and Computer Technology Corporation, MediaOne Group, Cooper Cameron Corporation, Netpliance, Spotcast Communications, Inet Technologies, Control Systems International and InterVoice-Brite. From 1987 to 1991, Mr. Dove was Chairman and Chief Executive Officer of Microelectronics and Computer Technology. Prior to joining Microelectronics and Computer Technology, Mr. Dove spent 28 years with Texas Instruments, retiring as Executive Vice President. Mr. Dove received his B.S.E. in electrical engineering from Virginia Polytechnic Institute and State University.

    GRAHAM GLASS is a co-founder of ObjectSpace and has served as a director since August 1992. Mr. Glass also served as our Chief Technical Officer from December 1997 to January 2000. From 1990 to 1992, he was the founder and President of ObjectLesson, an object oriented training company. From 1987 to 1989, Mr. Glass was a Senior Lecturer at the University of Texas at Dallas.
Mr. Glass holds his B.S. in mathematics and computer science from the University of Southampton and a M.S. in computer science from the University of Texas at Dallas.

    EUGENE LOWENTHAL has served as a director since June 1998. Since
January 2000, Mr. Lowenthal has been a general partner with Sanchez Capital Partners, a venture capital firm which focuses on early-stage, high-technology companies. Mr. Lowenthal currently serves on the board of directors of several privately owned technology companies. From June 1994 to December 1999, Mr. Lowenthal was an employee of Growth Capital Partners, a regional investment banking firm. From October 1989 to May 1994, Mr. Lowenthal served in several positions with LIM International, including Chairman of the Board of Directors and Executive Vice President, Business Development. From
May 1989 to February 1993, Mr. Lowenthal served as Vice President of Cooperative Computing. Mr. Lowenthal holds his B.A. in mathematics from the University of Chicago and a Ph.D. in computer science from the University of Texas.

    DAVID NEAR has served as a director since March 2000. Mr. Near has served as Senior Vice President, Internet and eCommerce of Galileo, a provider of global distribution services to the travel industry. Prior to assuming these responsibilities, Mr. Near served as Senior Vice President, Subscriber Marketing, Senior Vice President of Intuitive Products and Interactive Services and as Director of Car, Hotel, Leisure and Advertising Product Management for Galileo. Prior to joining Galileo in 1987, Mr. Near held a number of management positions at United Airlines and B.F. Goodrich. Mr. Near is a director of several Galileo International subsidiaries, Uniglobe.com, QuixData Systems and IGT Travel Solutions. Mr. Near holds a B.A. from Cornell University and an M.B.A. from Purdue University.

    R. STEPHEN POLLEY has served as a director since June 1998. Since March 2000, Mr. Polley has served as President of Trinity eVentures, a wholly owned subsidiary of Trinity Industries specializing in Internet e-commerce ventures. From March 1999 to February 2000, Mr. Polley was Chairman, Chief Executive Officer and President of cozone.com, a wholly owned subsidiary of CompUSA specializing in the online retailing of computer and electronics products. From November 1993 to March 1999, Mr. Polley was Chief Executive Officer and Chairman of the Board of Interphase Corporation, a computer networking company.
Mr. Polley remains Chairman of the Board for Interphase. From August 1992 to June 1994, Mr. Polley served as a director for Computer Automation, a provider of various products and services for use in facsimile management systems, minicomputers and microcomputers. From May 1987 to April 1992, Mr. Polley served as President, Chief Executive Officer and a director of Intellicall, a supplier of telecommunications products and services, including private pay telephones and microprocessor-based automated operator systems. Mr. Polley holds his B.A. in business from the University of Texas at Austin and an M.B.A. from George Washington University.

BOARD COMPOSITION

    Following this offering, our board of directors will consist of seven directors. Our certificate of incorporation provides that the members of our board of directors are divided into three staggered classes, each of whose members serve for a three-year term. Following this offering, our board of directors will consist of three class I directors, Messrs. Bentley, Lowenthal and Near, two class II directors, Messrs. Dove and Polley, and two class III directors, Messrs. Norris and Glass. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the current directors expire upon the election of successor directors at the annual meeting of stockholders to be held during calendar year 2000 for the class III directors, 2001 for the class I directors and 2002 for the class II directors.

    Each officer serves at the discretion of the board of directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

BOARD COMMITTEES

    We have established an audit committee and a compensation committee. The compensation committee of our board of directors is currently composed of Messrs. Bentley, Dove and Lowenthal.

The compensation committee reviews and recommends to our board of directors the compensation and benefits of our executive officers and administers our stock option and compensation plans.

    The audit committee of our board of directors is composed of Messrs. Dove, Lowenthal and Polley. The audit committee is governed by a charter that requires each member of the committee to be independent. The charter also identifies the roles and responsibilities of this committee, which include:

    - oversight of the audit process performed by our independent auditors;

    - review of the scope and the results of the audit process;

    - oversight of the integrity and accuracy of our internal and external financial reporting; and

    - review of our financial statements with our independent auditors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Since February 1999, our compensation committee has been composed of Messrs. Bentley, Dove and Lowenthal. Prior to February 1999, our board of directors and Mr. Norris, our Chief Executive Officer, addressed compensation issues. None of our executive officers has served on the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee is employed by ObjectSpace.

    During the year ended December 31, 1998, we paid an aggregate of $170,421 to GCP Securities, a regional investment banking firm. Of this amount, we paid GCP Securities $40,000 in connection with the sale by us of 571,429 shares of our Series A preferred stock to certain investors and $130,421 in connection with our obtaining $3.0 million of debt financing. During the calendar year ended December 31, 1999, we paid to GCP Securities $150,355 in connection with our sale of 2,702,703 shares of our Series B preferred stock to certain investors. In December 1998, we issued to Growth Capital Partners, an affiliate of GCP Securities, a warrant to purchase 234,595 shares of common stock, at an exercise price of $1.32 per share. Mr. Lowenthal, a director, was an employee of Growth Capital Partners from 1994 to 1999. In addition, entities affiliated with Mr. Bentley have purchased shares of our preferred stock and have registration rights related to their shares. See "Certain Transactions--Convertible Preferred Stock Issuances and Registration Rights."

DIRECTOR COMPENSATION

    Directors who are not employees of ObjectSpace receive $1,000 for each board meeting they attend. In addition, all board members are reimbursed for expenses incurred in attending board or committee meetings.

    We have occasionally granted non employee directors options to purchase shares of our common stock. In June 1998, we granted each of Messrs. Polley and Lowenthal an option to purchase 42,000 shares of our common stock at an exercise price of $1.43 per share. In December 1998, we granted Mr. Dove an option to purchase 42,000 shares of our common stock at an exercise price of $1.43 per share. In February 1999, we granted each of Messrs. Dove, Lowenthal and Polley an option to purchase 28,000 shares of our common stock at an exercise price of $1.43 per share. All of these options vest ratably over two years from the date of their grant. In March 2000, we established our Non-Employee Director Stock Option Plan, under which non-employee directors will receive automatic grants of stock options. See "Management--Stock Option Plans" for a more detailed discussion of the plan.

EXECUTIVE COMPENSATION

    The following table sets forth a summary of the compensation we paid during 1999 to our Chief Executive Officer and our three other most highly compensated executive officers whose salary and bonus for 1999 equaled or exceeded $100,000. The summary compensation table excludes compensation in the form of perquisites and other personal benefits earned by these officers in 1999 if these benefits are less than $50,000 and 10% of the total salary and bonus earned by these officers. We refer to these officers elsewhere in this prospectus as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                               COMPENSATION
                                                                                  AWARDS
                                                               ANNUAL          ------------
                                                            COMPENSATION        SECURITIES
                                                         -------------------    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION(S)                            SALARY     BONUS       OPTIONS      COMPENSATION
David Norris...........................................  $175,000        --           --             --
  Chairman of the Board, President and Chief
  Executive Officer
Stewart Bush(1)........................................   111,442   $72,881(2)   420,000        $80,027(3)
  Vice President, Sales
Graham Glass(4)........................................   175,000        --           --             --
  Chief Technology Officer
Kenneth J. Overton(5)..................................   143,750    78,125           --             --
  Vice President, Enterprise Solutions

--------------------------

(1) Mr. Bush became our Vice President, Sales in April 1999. His current annual salary is $150,000.

(2) Includes $16,250 in bonus and $56,631 in commissions.

(3) Represents reimbursement for relocation expenses.

(4) Mr. Glass resigned from his position effective January 2000.

(5) Mr. Overton resigned from his position effective February 2000.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information regarding stock options granted during 1999 to each of the named executive officers. The exercise price per share of each option granted was equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. Each of these options vests over a four-year period, with 25% vesting on each anniversary of the award date.

                                                      INDIVIDUAL GRANTS
                                      --------------------------------------------------
                                                    PERCENT OF                              POTENTIAL REALIZABLE
                                                      TOTAL                                   VALUE AT ASSUMED
                                      NUMBER OF      OPTIONS                                ANNUAL RATES OF STOCK
                                      SECURITIES    GRANTED TO                             PRICE APPRECIATION FOR
                                      UNDERLYING   EMPLOYEES IN   EXERCISE                     OPTION TERM(2)
                                       OPTIONS        FISCAL        PRICE     EXPIRATION   -----------------------
                                       GRANTED       YEAR(1)      PER SHARE      DATE          5%          10%
David Norris........................         --          --            --           --            --           --
Stewart Bush........................    420,000        11.6%        $0.66      4/30/09      $518,140     $990,313
Graham Glass........................         --          --            --           --            --           --
Ken Overton.........................         --          --            --           --            --           --

--------------------------

(1) The percentage of total options granted to employees in the last fiscal year is based on options granted during 1999 to purchase an aggregate of 3,610,958 shares.

(2) Amounts that may be realized upon exercise of the options immediately before the expiration of their term, assuming 5% and 10% compound rates of appreciation on the market value of the common stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the timing of exercise and the future performance of our common stock. We cannot assure you that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

FISCAL YEAR-END OPTION VALUES

    The following table sets forth information regarding unexercised options held as of December 31, 1999 by our named executive officers. None of the named executive officers exercised stock options during 1999.

    There was no public trading market for our common stock as of December 31, 1999. Accordingly, these values have been calculated on the basis of the initial
public offering price of $        per share, less the applicable exercise price
per share, multiplied by the number of shares underlying the options.

                                           NUMBER OF SHARES
                                              UNDERLYING               VALUE OF UNEXERCISED
                                              UNEXERCISED                  IN-THE-MONEY
                                           OPTIONS AT FISCAL             OPTIONS AT FISCAL
                                               YEAR-END                      YEAR-END
                                      ---------------------------   ---------------------------
NAME                                  EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
David Norris........................         --             --              --             --
Stewart Bush........................         --        420,000              --       $
Graham Glass........................         --             --              --             --
Ken Overton.........................     70,000        210,000        $

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

    None of the named executive officers has an employment agreement for any specified term. These officers may resign or we may terminate their employment at any time.

    We entered into an employment agreement with Mr. Norris in December 1998 and an amendment to this agreement in March 2000. The agreement provides for an annual base salary of $175,000, subject to increase, and expires in December 2003. Under this agreement, Mr. Norris may continue to receive base salary for one year after his resignation or termination if he is terminated without cause or if he resigns for certain reasons, including a reduction or change in his duties.

    The agreement also provides that during Mr. Norris's employment and for one year after his employment terminates, he may not:

    - own, have an interest in or be an executive, agent or consultant for, any company that manufactures, distributes or sells products in North America that compete with the products that we provided during his employment; or

    - solicit business in competition with our company from our customers or potential customers with whom he had contact during the year prior to the termination of his employment.

    In addition, for two years following the termination of Mr. Norris' employment, the agreement generally prohibits him from soliciting for employment our employees and our customers' employees with whom he had contact during his employment.

    In December 1998, we entered into an employment agreement with Mr. Glass that was scheduled to expire in December 2003. Mr. Glass voluntarily terminated his employment with us effective in January 2000. In addition, we entered into a consulting agreement with Mr. Glass in February 2000. See "Certain Transactions--Consulting Agreement" for a description of the terms of the consulting agreement.

    In August 1999, we entered into a letter agreement with Mr. Lipari, providing that if we terminate Mr. Lipari's employment for any reason other than performance or cause, he will continue to receive payments equal to six months' base salary, his bonus and all benefits. If Mr. Lipari's employment is terminated because of a change of control of our company, he will continue to receive twelve months' base salary, his bonus and all benefits.

    Our 1998 Stock Option Plan and Non-Employee Director Stock Option Plan each provide that outstanding options will become fully vested upon a change in control of ObjectSpace. See "Management--Stock Option Plans" for a detailed description of these provisions.

STOCK OPTION PLANS

    1994 STOCK OPTION PLAN. Our board of directors adopted the 1994 Restricted Stock and Stock Option Plan in September 1994 and amended and restated it in March 1997. This plan provided for the grant of non-qualified stock options or restricted stock to our employees. As of March 30, 2000, 62,509 shares were issued upon the exercise of stock options granted under the plan and 1,005,318 shares were subject to outstanding options. We made no grants of restricted stock under this plan. We no longer grant stock or options to purchase stock under this plan.

    The compensation committee of our board of directors administers this plan and determines who is granted options and the terms of options granted, including the number of shares subject to individual option awards, the option exercise price and vesting period. The term of all options granted under this plan may not exceed ten years.

    If we are not the surviving corporation in a merger or consolidation, then the company that does survive may substitute new option rights on terms substantially similar to the options granted under this plan. If the surviving corporation in a merger or consolidation does not assume the obligations under this plan or we sell all or substantially all of our assets, then we may set a date at least 20 days before the merger, consolidation or sale on which all of the options outstanding under this plan will vest. If this occurs, all of the options granted under this plan will terminate and be void after the merger, consolidation or sale.

    A holder of options granted under this plan may not transfer his options other than by will or the laws of descent and distribution, and only the holder or the holder's attorney in fact may exercise the options during the lifetime of the holder.

    This plan terminates in September 2004, unless the board of directors terminates the plan earlier.

    1998 STOCK OPTION PLAN. Our board of directors adopted our 1998 Stock Option Plan in June 1998 as the successor to our 1994 Stock Option Plan. This plan provides for the grant of incentive or non-qualified stock options or direct stock grants to our employees. We have reserved 8,400,000 shares of common stock for issuance under this plan. As of March 30, 2000, 276,990 shares were issued upon the exercise of stock options, 3,613,353 shares were subject to outstanding options and 4,509,657 shares were available for future grant.

    The compensation committee of our board of directors administers this plan and determines who is granted options and the terms of options granted, including the number of shares subject to individual option awards, the option exercise price and the vesting period of options. The exercise price for incentive stock options granted under this plan may not be less than 100% of the fair market value of our common stock on the option grant date. However, if we grant an option to an employee who owns greater than 10% of the combined voting power of all of our common stock, the exercise price of the options may not be less than 110% of the fair market value of our common stock on the option grant date and the maximum term of the option may not exceed five years. The term of all other options granted under this plan may not exceed ten years.

    If we are the surviving corporation in any merger, consolidation or share exchange, any outstanding stock options granted under this plan will apply to the securities, cash, property or assets that our holders of common stock receive. In the event we undergo a merger, consolidation or share exchange in which we are not the surviving corporation or we dissolve, liquidate or sell all or substantially all of our assets, the holder of an option under this plan will be entitled to receive, upon the exercise of his options, the securities or other assets that are distributed to the holders of our common stock. However, we may cancel all options granted under this plan upon a reorganization, merger, consolidation or share exchange in which we are not the surviving corporation or upon a dissolution or liquidation of our company, subject to each option holder's right to purchase the common stock underlying his options for a period of 30 days immediately preceding the effective date of the event.

    An option under this plan will generally become fully vested upon a change of control of our company. A change in control includes:

    - a consolidation, merger or share exchange in which we are not the surviving corporation, unless the holders of our common stock will hold the same proportion of common stock of the surviving corporation as they held in our company before the transaction;

    - a sale, lease or other transfer of all or substantially all of our assets;

    - approval by our stockholders of a plan to liquidate or dissolve our company;

    - the cessation of control of directors who were either directors at the time of the adoption of this plan or were nominated by at least two-thirds of the directors then in office who were directors at the date of the adoption of this plan or whose election or nomination for election was previously so approved;

    - certain acquisitions of 20% of the voting power of our outstanding voting securities by a person or group who owned less than 15% of our voting securities on the date this plan was adopted;

    - certain acquisitions of an additional 5% of the voting power of our outstanding voting securities by a person or group who owned at least 15% of our voting securities on the date this plan was adopted; or

    - a bankruptcy proceeding.

    A holder of an option under this plan may not transfer the option other than by will or the laws of descent and distribution, and only the holder or the holder's attorney in fact may exercise the option during the lifetime of the holder. Under this plan, a holder may transfer non-qualified stock options to immediate family members, to a trust or family partnership for the sole benefit of immediate family members, to a tax exempt entity under Section 501(c)(3) of the federal tax code or to a split interest trust or pooled income fund as described in Section 2522(c)(2) of the federal tax code. The recipient of any transfer is bound to the terms of the stock option agreement being transferred and to the terms of this plan.

    Our board of directors may discontinue or amend this plan at any time, subject to any required stockholder approval. This plan will terminate in April 2008, unless the board of directors terminates the plan earlier.

    NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN. We adopted our 2000 Non-Employee Director Stock Option Plan in March 2000 and have reserved a total of 700,000 shares of common stock for issuance under this plan. This plan provides for the grant of non-qualified stock options to our directors who:

    - are not employed by us and have not been employed by us for three years prior to their election or appointment; and

    - are not, and have not been for three years prior to their election or appointment, a director, officer or employee of an entity that owns more than 5% of any class of our common stock when considered with that entity's affiliates.

    Under this plan, we automatically grant each of these directors an option to purchase 42,000 shares of our common stock on the date on which the person first becomes a director and an option to purchase 28,000 shares of our common stock on the date on which the person is re-elected to the board of directors. The exercise price of options under this plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under this plan is ten years. The options become exercisable in two equal installments on the first and second anniversary of the date of grant. As of March 30, 2000, we had not granted any stock options under this plan. A committee appointed by our board of directors administers this plan.

    If we are the surviving corporation in any merger, consolidation or share exchange, any outstanding stock options granted under this plan will apply to the securities, cash, property or assets that our holders of common stock receive. In the event we undergo a merger, consolidation or share exchange in which we are not the surviving corporation or we dissolve, liquidate or sell all or substantially all of our assets, the holder of an option under this plan will be entitled to receive, upon the exercise of his options, the securities or other assets that are distributed to the holders of our common stock. However, we may cancel all options granted under this plan upon a reorganization, merger, consolidation or share exchange in which we are not the surviving corporation or upon a dissolution or liquidation of our company, subject to each option holder's right to purchase the common stock underlying his options for a period of 30 days immediately preceding the effective date of the event.

    An option under this plan will generally become fully vested upon a change of control of our company. A change in control includes:

    - a consolidation, merger or share exchange in which we are not the surviving corporation, unless the holders of our common stock will hold the same proportion of common stock of the surviving corporation as they held in our company before the transaction;

    - a sale, lease or other transfer of all or substantially all of our assets;

    - approval by our stockholders of a plan to liquidate or dissolve our company;

    - the cessation of control of our board of directors by directors who were either in office at the time of the adoption of this plan or were nominated by at least two-thirds of the directors then in office who were directors at the date of the adoption of this plan or whose election or nomination for election was previously so approved;

    - certain acquisitions of 20% of the voting power of our outstanding voting securities by a person or group who owned less than 15% of our voting securities on the date this plan was adopted;

    - certain acquisitions of an additional 5% of the voting power of our outstanding voting securities by a person or group who owned at least 15% of our voting securities on the date this plan was adopted; or

    - a bankruptcy proceeding.

    A holder of an option under this plan may not transfer the option other than by will or the laws of descent and distribution, and only the holder or the holder's attorney in fact may exercise the option during the lifetime of the holder. Under this plan, a holder may transfer non-qualified stock options to immediate family members, to a trust or family partnership for the sole benefit of immediate family members, to a tax exempt entity under Section 501(c)(3) of the federal tax code or to a split interest trust or pooled income fund as described in Section 2522(c)(2) of the federal tax code. The recipient of any transfer is bound to the terms of the stock option agreement being transferred and to the terms of this plan.

    Our board of directors may discontinue or amend the director plan at any time, subject to any required stockholder approval. This plan will terminate in March 2010 unless the board of directors terminates the plan earlier.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

    Our certificate of incorporation requires us to indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists and may in the future be amended. In addition, our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

    - any breach of their duty of loyalty to ObjectSpace or its stockholders;

    - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

    - any transaction from which the director derived an improper personal benefit.

    This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies, including injunctive relief or rescission.

                              CERTAIN TRANSACTIONS

    Since December 31, 1996, we have not been a party to any transaction or series of transactions involving $60,000 or more and in which any director, executive officer or holder of more than 5% of our capital stock had a material interest, other than the transactions described below.

CONSULTING AGREEMENT

    In February 2000, we entered into a consulting agreement with Mr. Glass, a director and our former Chief Technology Officer. Under this agreement, Mr. Glass receives $14,583 per month for providing us consulting and advisory services on technology issues. The agreement terminates on January 31, 2001.

    The agreement also provides that until January 2001, Mr. Glass may not:

    - own, have an interest in or be an executive, agent or consultant for, any company that manufactures, distributes or sells products in North America that compete with the products that we provided at the time that the consulting agreement was entered into; or

    - solicit business in competition with our company from our customers or potential customers with whom he had contact during the year prior to the date that he entered into the consulting agreement.

    In addition, the agreement generally prohibits Mr. Glass from soliciting for employment our employees and our customers' employees with whom he had contact during his employment with us until January 31, 2002.

PROMISSORY NOTES

    In each of December 1999 and January 2000, our board of directors approved a $50,000 loan to Mr. Lipari, our Chief Financial Officer. In connection with the loans, we received two promissory notes, aggregating $100,000, each bearing interest at the rate of 6% per year. Accrued interest on the notes is due quarterly beginning March 2000. The principal on each note is due on its third anniversary. Mr. Lipari used the proceeds of the loans to purchase
63,000 shares of our common stock from third parties. As of March 15, 2000, the principal amount outstanding on these notes was $100,000.

    In December 1998, our board of directors approved a $150,000 loan to Mr. Norris, our Chairman of the Board, President and Chief Executive Officer, and a $150,000 loan to Mr. Glass, a director and our former Chief Technology Officer. In connection with these loans, we received a promissory note from each individual. The principal and accrued interest on each note are due in three annual installments, beginning 270 days after the effective date of the registration statement containing this prospectus. As of March 15, 2000, the entire principal amount of each note was outstanding and the effective interest rate was 6.11%.

PUT RIGHTS

    We entered into an agreement in August 1996 with David Cook, who was then an owner of more than 5% of our stock, under which Mr. Cook has the right to require us to repurchase amounts of his common stock at $3.57 per share. Mr. Cook has required us to repurchase the following shares under this agreement:

YEAR                                  NUMBER OF SHARES   AGGREGATE PURCHASE PRICE PAID
1998................................       82,471                  $294,540
1999................................      122,293                   436,765
2000................................       50,803                   181,440

    Mr. Cook's right to require us to repurchase shares expires upon the consummation of this offering.

RELATIONSHIP WITH GALILEO INTERNATIONAL

    In December 1998, we sold 1,351,352 shares of Series B preferred stock to
Magellen Technologies, which will automatically convert into approximately     %
of our common stock upon the closing of this offering. In 1999, we provided professional services and our OpenBusiness products to Galileo International, which is affiliated with Magellen Technologies. We received $1.6 million from Galileo in 1999 and $992,000 in the period from January 1, 2000 through March 29, 2000. Paul Bristow, a director of our company until March 2000, was Senior Vice President of Magellen Technologies. Mr. Near, a current director of our company, is the Senior Vice President, Internet and eCommerce of Galileo.

PREFERRED STOCK ISSUANCES AND REGISTRATION RIGHTS

    The following table summarizes the sales of preferred stock to our executive officers, directors and principle stockholders, and persons associated with them, since our inception. This table shows the number and series of preferred stock held by each of these parties prior to conversion of the shares into common stock.

INVESTOR                                                      SERIES A   SERIES B
Novell......................................................  571,429           --
Magellen Technologies.......................................       --    1,351,352
Cornerstone Equity Partners.................................       --       27,027
Cornerstone Fund I..........................................       --      658,784
Venture Fund I..............................................       --      152,027

    In September 1998, we sold shares of Series A preferred stock to Novell for a purchase price of $3.50 per share. In December 1998, we sold shares of Series B preferred stock to Magellen Technologies, whose Senior Vice President at the time was Paul Bristow. Mr. Bristow was a member of our board of directors prior to his resignation in March 2000. In December 1998, we also sold shares of Series B preferred stock to Cornerstone Equity Partners, Cornerstone Fund I and Venture Fund I. Mr. Bentley, a director, is the Managing Director of each of these entities. The purchase price for the Series B preferred stock was $3.70 per share.

    The preferred stockholders listed above have entered into agreements pursuant to which they will be entitled to registration rights on the shares of our common stock issuable upon the conversion of their preferred stock after this offering. See "Shares Eligible for Future Sale--Registration Rights" for a description of these agreements.

WARRANT ISSUANCE

    In December 1998, in connection with certain financing transactions, we issued a warrant to Growth Capital Partners to purchase 234,595 shares of our common stock at an exercise price of $1.32 per share. The warrant is fully vested and immediately exercisable and will expire in December 2003.
Mr. Lowenthal, a director of our company, has a 10% beneficial interest in the warrant and was an employee of Growth Capital Partners until December 1999.

OPTION GRANTS

    We have granted options to some of our directors and executive officers, and we intend to grant additional options to them in the future. See
"Management--Director Compensation," "Management--Option Grants in Last Fiscal Year" and "Principal Stockholders."

    In addition, in October 1999, our board of directors approved the grant of a stock option for 448,000 shares of our common stock to Paul Lipari, our Chief Financial Officer. Half of this option vests upon the effectiveness of the registration statement containing this prospectus. The remainder of the option vests over a four year period, with 25% vesting on each anniversary of the award date.

CONFLICT OF INTEREST POLICY

    All future transactions between us and our officers, directors and 10% stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties. These transactions must be approved by a majority of our independent and disinterested directors to the extent that the amount involved in the transaction exceeds $50,000 or the aggregate amount per director, officer or 10% stockholder exceeds $100,000.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to us regarding the beneficial ownership of our common stock as of March 30, 2000, by:

    - each person or entity whom we know to own beneficially more than 5% of our common stock;

    - each of the named executive officers;

    - each of our directors; and

    - all of our directors and executive officers as a group.

    The number and percentage of shares beneficially owned is determined in accordance with the rules of the Securities and Exchange Commission, and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and also any shares of common stock underlying options or warrants that are exercisable by that person within 60 days of March 30, 2000. However, shares underlying options or warrants are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to the shares shown as beneficially owned by that person. Percentage of beneficial ownership prior to the offering is based on 30,258,468 shares of common stock outstanding as of March 30, 2000, assuming the conversion of all outstanding shares of our preferred stock into shares of common stock. Percentage of beneficial ownership
after the offering assumes       shares of common stock to be outstanding after
completion of this offering and no exercise of the underwriters' over-allotment
option to purchase up to an aggregate of       additional shares.

    Unless otherwise indicated, the address for each listed person or entity is c/o ObjectSpace, Inc., 14850 Quorum Drive, Suite 500, Dallas, Texas 75240.

                                               SHARES             SHARES BENEFICIALLY
                                         BENEFICIALLY OWNED         OWNED AFTER THE
                                       PRIOR TO THE OFFERING           OFFERING
                                      ------------------------   ---------------------
                                        NUMBER        PERCENT      NUMBER     PERCENT
5% STOCKHOLDERS:
Anthony Sanchez(1)..................   1,750,000         5.8%
Novell(2)...........................   1,600,001         5.3
Magellen Technologies(3)............   3,783,785        12.5
Cornerstone Equity Partners(4)......   2,345,945         7.8

DIRECTORS AND OFFICERS:
David Norris........................   8,226,400        27.2
Stewart Bush........................     105,000           *
Ken Overton(5)......................      14,000           *
John C. Bentley(4)..................   2,345,945         7.8
Grant A. Dove(5)....................      35,000           *
Graham Glass........................   8,314,600        27.5
Eugene Lowenthal(6).................      58,460           *
David Near(7).......................          --          --
R. Stephen Polley(5)................      35,000           *
All directors and executive officers
  as a group (9 persons)(8).........  19,134,405        62.8

------------------------

*   Represents less than one percent of the total.

(1) The address for Mr. Sanchez is 1920 Sandman, Laredo, Texas 78041.

(2) Consists of 571,429 shares of Series A preferred stock, assuming the conversion of each share of preferred stock into 2.8 shares of common stock. The address for Novell is 1555 N. Technology Way, Orem, Utah 84097.

(3) Consists of 1,351,352 shares of Series B preferred stock, assuming the conversion of each share of preferred stock into 2.8 shares of common stock. The address for Magellen Technologies is 9700 West Higgins Road, Rosemont, Illinois 60018.

(4) Consists of 27,027 shares of Series B preferred stock held of record by Cornerstone Equity Partners, 658,784 shares of Series B preferred stock held of record by Cornerstone Fund I and 152,027 shares of Series B preferred stock held of record by Venture Fund I, assuming the conversion of each share of preferred stock into 2.8 shares of common stock. Mr. Bentley is the manager of Cornerstone Equity Partners. Mr. Bentley shares the power to vote and to dispose of the shares held by Cornerstone Equity Partners with Sherman I. Chu. Cornerstone Equity Partners is the manager of Cornerstone Fund I and Venture Fund I. Cornerstone Equity Partners has the power to vote the shares held of record by Cornerstone Fund I and Venture Fund I and shares the power to dispose of these shares with the Foundation Companies and New Church Ventures. The address for Cornerstone Equity Partners, Cornerstone Fund I and Venture Fund I is 5050 North 40(th) Street, Suite 310, Phoenix, Arizona 85018.

(5) Consists of shares underlying options that are exercisable within 60 days of March 30, 2000.

(6) Consists of 35,000 shares underlying options held by Mr. Lowenthal that are exercisable within 60 days of March 28, 2000 and 23,460 shares underlying a warrant held by Growth Capital Partners that is exercisable within 60 days of March 30, 2000.

(7) Does not include shares held by Magellen. Mr. Near disclaims beneficial ownership of shares held by Magellen.

(8) Only includes shares beneficially owned by current directors and executive officers as a group.

                          DESCRIPTION OF CAPITAL STOCK

    Following this offering, our authorized capital stock will consist of 95,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. The following summary of certain provisions of the common stock and the preferred stock is not complete and is qualified by our certificate of incorporation and bylaws and by the provisions of applicable law.

COMMON STOCK

    As of March 30, 2000, assuming conversion of all shares of convertible preferred stock into common stock, there would have been 30,258,468 shares of common stock outstanding held by approximately 90 stockholders of record. There
will be             shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants, after giving effect to the sale of common stock in this offering and the automatic conversion of all of our outstanding preferred stock into shares of common stock.

    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board may determine from time to time. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any preferred stock then outstanding. Upon the consummation of this offering, the common stock will have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

    Upon the closing of this offering, each share of our outstanding Series A preferred stock and Series B preferred stock will automatically convert into 2.8 shares of common stock. Under the terms of our certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue shares of preferred stock in one or more series. The board of directors would have the power to determine the rights and privileges of each series, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a party to acquire, or of discouraging a party from attempting to acquire, a majority of our outstanding voting stock.

WARRANTS

    As of March 30, 2000, three warrants were outstanding to purchase an aggregate of 434,795 shares of our common stock outstanding. In addition, we had an outstanding warrant to purchase a number of shares of common stock equal to $2.5 million divided by the offering price of the common stock in this offering.

    In June 1998, in connection with our securing a revolving credit facility, we issued a warrant to Silicon Valley Bank to purchase up to 196,000 shares of common stock at a purchase price of $.01 per share. The warrant vested and became exercisable immediately, but the number of shares that may be purchased under the warrant is subject to reduction upon repayment of the credit facility. This warrant expires on June 16, 2005.

    In December 1998, in connection with certain financing transactions, we issued a warrant to Growth Capital Partners to purchase 234,595 shares of common stock at an exercise price of $1.32 per share. The warrant is fully vested, immediately exercisable and will expire in December 2003.

    In December 1999, in connection with one of our licensing and professional services transactions, we issued a warrant to General Motors to purchase that number of shares of common stock equal to $2.5 million divided by the offering price of the common stock in this offering. The warrant is fully vested and immediately exercisable, expires one year after the date of this prospectus and has an exercise price per share equal to the initial public offering price.

    In January 2000, in connection with our obtaining services from a consultant, we issued a warrant to Avision to purchase up to 4,200 shares of common stock at a purchase price of $8.57 per share. The warrant is fully vested, exercisable and expires in January 2002.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION

    Our certificate of incorporation provides for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our certificate of incorporation provides that directors may be removed with cause only by the affirmative vote of the holders of a majority of the shares of our capital stock entitled to vote. The likely effect of the classification of the board of directors and the limitations on the removal of directors is an increase in the time required for the stockholders to change the composition of the board of directors.

    Upon the effectiveness of this offering, our certificate of incorporation will provide that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Our bylaws provide that special meetings of the stockholders may only be called by a resolution approved by at least a majority of the board of directors or by a holder of record of at least 25% of the outstanding shares of capital stock that are entitled to vote. Our bylaws further provide that for a stockholder to bring business to be voted upon at an annual or special meeting or to nominate a director, the stockholder must comply with requirements regarding advance notice to us. The foregoing provisions could have the effect of delaying until the next stockholders' meeting actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would only be able to take action as a stockholder, such as electing new directors or approving a merger, at a duly called stockholders' meeting, and not by written consent.

    The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the shares of our capital stock that are issued and outstanding and entitled to vote to amend or repeal various provisions of our certificate of incorporation. Our bylaws may generally be amended or repealed by a vote of two-thirds of the board of directors and may also be amended or repealed by the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class of stock that is entitled to vote. The two-thirds stockholder vote would be in addition to any separate class vote that might in the future be required in accordance with the terms of any series of preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

DELAWARE TAKEOVER STATUTE

    We are subject to Section 203 of the General Corporation Law of the State of Delaware, which, in general, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date of the transaction in which the person or entity became an interested stockholder. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is any entity or person, alone or with affiliates and associates, who owns, or within the last three years has owned, 15% or more of the outstanding voting stock. This provision could discourage anti-takeover attempts not approved by our Board of Directors, including attempts that might result in a premium over the market price for shares of common stock by our stockholders.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock will be American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, assuming no exercise of the underwriters'
over-allotment option, we will have an aggregate of       shares of common stock
outstanding, assuming no exercise of outstanding options or warrants. Of the
total outstanding shares, the       shares sold in this offering will be freely
tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 as described below.

SALES OF RESTRICTED SHARES

    The remaining       shares of common stock held by existing stockholders
were issued and sold by us in reliance on exemptions from the registration
requirements of the Securities Act. Of these shares,             will be subject
to "lock-up" agreements providing that the stockholder will not offer, sell or otherwise dispose of any of the shares of common stock owned by them for a period of 180 days after the date of this offering. However, holders of such restricted shares who have not been officers, directors or affiliates of our company on or since the date of this prospectus may offer, sell or otherwise dispose of 25% of their shares on the earlier of 90 days after the date of this offering or on the second trading day after the first public release of our quarterly results if the last recorded sale price on the Nasdaq National Market for 20 of the 30 trading days ending on such date is at least twice the price per share in the initial public offering. These stockholders may also offer, sell or otherwise dispose of an additional 25% of their shares 135 days after the date of this offering if the price per share of common stock has achieved the same target level. However, Donaldson, Lufkin & Jenrette Securities Corporation may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Donaldson, Lufkin & Jenrette has approved pledges of up to 3,609,446 shares of common stock to secure loans. If a default occurs under a loan, the lender may foreclose upon and sell any pledged shares. Upon expiration of the lock-up agreements,
shares will become eligible for sale pursuant to Rule 144(k),   shares will
become eligible for sale under Rule 144 and       shares will become eligible
for sale under Rule 701.

         ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET
               (LISTED BY DATE UPON WHICH SHARES BECOME SALEABLE)

                                              NUMBER OF
DATE                                           SHARES                       COMMENTS
----                                          ---------   --------------------------------------------
At the effective date.......................
90 days after the effective date or second                Shares saleable under Rule 701
  trading day following the first public
  release of quarterly earnings(1)..........
135 days after the effective date(1)........              Shares saleable under Rule 701
180 days after the effective date                         Shares saleable under Rule 144, 144(k), 701
  (expiration of lock-up)...................
           , 2001...........................              Shares saleable under Rule 144

--------------------------

(1) The number of shares listed may be offered, sold or traded provided that the last recorded sale price per share for 20 of the 30 trading days ending on such date is at least twice the initial public offering price per share.

    After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock option plans. Based upon the number of shares subject to outstanding options as of March 30, 2000 and currently reserved for issuance under these plans, this registration statement would cover approximately 9,954,328 shares. Shares registered under the registration statement will generally be available for sale in the open market immediately after the 180-day lock-up agreements expire.

RULE 144

    In general, under Rule 144 as currently in effect, a person including an affiliate, who has beneficially owned shares of our common stock for at least one year would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding (which will
      equal approximately       shares immediately after this offering); or

    - the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about ObjectSpace.

RULE 144(K)

    Under Rule 144(k), a person who was not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.

RULE 701

    In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell the shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. However, holders of shares that would otherwise be saleable under Rule 701 are subject to the contractual restrictions described above which restrict the sale or disposition of such shares for 180 days following the effective date.

WARRANTS

    As of March 30, 2000, we had outstanding warrants currently exercisable for a total of 434,795 shares of common stock. In addition, we had an outstanding warrant to purchase a number of shares of common stock equal to $2.5 million divided by the offering price of the common stock in this offering. All of these shares are restricted by the terms of the lock-up agreements.

REGISTRATION RIGHTS

    After this offering, the holders of 12,957,999 shares of common stock and warrants to purchase common stock will be entitled to registration rights. In addition, the holders of a warrant to purchase that number of shares of common stock equal to $2.5 million divided by the offering price of the common stock on the effective date of this prospectus will be entitled to registration rights. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, we must notify these security holders and these security holders may be entitled to include all or part of their shares in the registration. Further, the holders of these registration rights may require us to file additional registration statements on Form S-3. The holders of 9,363,567 shares of common stock and warrants to purchase common stock have demand registration rights under which they may require us to use our best efforts or commercially reasonable efforts to register shares of their common stock. All of these registration rights are subject to various conditions and limitations, including:

    - the right of underwriters to limit the number of shares included in a registration;

    - our right to refuse to effect a requested registration following an offering of our securities, including this offering, for a period of time that ranges from 120 days to 180 days depending on the registration rights agreement;

    - in some circumstances, a minimum number of shares that must be included in a request for registration; and

    - in some circumstances, the requirement that a demand registration be underwritten.

                                  UNDERWRITING

    Subject to the terms and conditions contained in an underwriting agreement
dated       , 2000, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, Bear, Stearns & Co. Inc., Dain Rauscher Incorporated, Warburg Dillon Read LLC and DLJDIRECT Inc., have severally agreed to purchase from us the number of shares of common stock set forth opposite their names below:

                                                               NUMBER
UNDERWRITERS:                                                 OF SHARES
Donaldson Lufkin & Jenrette Securities Corporation..........
Bear, Stearns & Co. Inc.....................................
Dain Rauscher Incorporated..................................
Warburg Dillon Read LLC.....................................
DLJDIRECT Inc...............................................
                                                               -------
  Total.....................................................
                                                               =======

    The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters concerning the offering and to conditions that must be satisfied by us. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any are purchased.

    The underwriters initially propose to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to dealers, including the
underwriters, at such price less a concession not in excess of $   per share.
The underwriters may allow, and such dealers may re-allow, to other dealers a
concession not in excess of $   per share. After the initial offering of the
common stock, the public offering price and other selling terms may be changed by the representatives at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    An electronic prospectus will be available on the website maintained by DLJDIRECT Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. Other than the prospectus in electronic format, the information on this website relating to the offering is not part of this prospectus, has not been approved or endorsed by us or the underwriters, and should not be relied on by prospectus investors.

    We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in
part, up to an aggregate of       additional shares of common stock at the
initial public offering price less underwriting discounts and commissions. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, subject to conditions contained in the underwriting agreement, to purchase its pro rata portion of such additional shares based on the underwriters' percentage underwriting commitment as indicated in the above table.

    We have agreed to indemnify the underwriters against liabilities which may arise in connection with the offering, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make.

    We, our executive officers and directors and certain of our stockholders have agreed, subject to certain exceptions, not to:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock;

regardless of whether any of the transactions described above are to be settled by the delivery of common stock, or such other securities, in cash or otherwise, for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. However, 25% of the shares of common stock subject to the restrictions described above (other than shares owned by directors, officers or affiliates) will be released from these restrictions if the reported last sale price of the common stock on the Nasdaq National Market is at least twice the initial public offering price for 20 of the 30 consecutive trading days ending on the last trading day of the 90-day period after the date of this prospectus. These shares will be released on the later to occur of the 90-day period after the date of this prospectus and the second trading day after the first public release of our quarterly results. An additional 25% of the shares subject to the restrictions described above will be released from these restrictions if the reported last sale price of the common stock on the Nasdaq National Market is at least twice the initial public offering price for 20 of the 30 consecutive trading days ending on the last trading day of the 135-day period after the date of this prospectus. The underwriters have approved pledges by each of Messrs. Cook, Glass and Norris of up to 20% of their common stock holdings to secure loans to them. In addition, if a default occurs, the underwriters have approved the lender's foreclosure upon and the sale of the pledged shares. Any of these loans must mature at least 180 days after the date of this prospectus.

    In addition, during the 180-day period described above, we have also agreed not to file any registration statement with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, except for registration statements on Form S-8 registering shares of common stock pursuant to our existing stock plans, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

    Prior to the offering, there has been no established trading market for our common stock. The initial public offering price of the shares of common stock offered by this prospectus will be determined by negotiation among us and the underwriters. The factors to be considered in determining the initial public offering price include:

    - the history of and the prospects for the markets in which we compete;

    - our past and present operations;

    - our historical results of operations;

    - our prospects for future financial performance;

    - recent market prices of securities of generally comparable companies; and

    - the general condition of the securities markets at the time of the offering.

    The underwriters have reserved up to       shares of our common stock to be
sold in this offering for sale to some of our employees and associates of our employees and directors, and to other individuals or companies who have commercial arrangements or personal relationships with us. Through this directed share program, we intend to ensure that those individuals and companies that have supported us, or that are in a position to support us in the future, have the opportunity to purchase our common stock at the same price that we are offering our shares to the general public. Prospective participants will not receive any investment materials other than a copy of this prospectus, and will be permitted to participate in this offering at the initial public offering price presented on the cover page of this prospectus. No commitment to purchase shares by any participant in the directed share program will be accepted until the registration statement of which this prospectus is part is effective and an initial public offering price has been established. The number of shares available for sale to the general public will be reduced by the number of shares sold through the directed share program. Any shares reserved for the directed share program which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

    Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered in any jurisdiction where action for that purpose is required. The shares of common stock offered may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered in any jurisdiction in which such an offer or a solicitation is unlawful.

    In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot the offering, creating a syndicate short position. The underwriters may bid for and stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed common stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Dallas, Texas. Certain legal matters in connection with the offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Austin, Texas.

                                    EXPERTS

    The financial statements of ObjectSpace, Inc. at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst &
Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    The prospectus constitutes a part of a registration statement on Form S-1, which we have filed with the Securities and Exchange Commission with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information in the registration statement. For further information about us and our securities, see the registration statement and its amendments, supplements, schedules and exhibits. This prospectus contains a description of the material terms and features of some material contracts, reports or exhibits to the registration statement. However, as the descriptions are summaries of the contracts, reports or exhibits, we urge you to refer to the copy of each material contract, report and exhibit attached to the registration statement. Copies of the registration statement and the exhibits to the registration statement, as well as the periodic reports, proxy statements and other information we will file with the Securities and Exchange Commission, may be examined without charge in the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549, and the Securities and Exchange Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13(th) Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. You can get information about the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission upon payment of prescribed fees.

    As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will be required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We will send an annual report to stockholders and any additional reports or statements required by the Securities and Exchange Commission. The annual report to stockholders will contain financial information that has been examined and reported on, with an opinion expressed by an independent public accountant. The Securities and Exchange Commission maintains a website which provides online access to periodic reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Ernst & Young LLP, Independent Auditors...........    F-2

Balance Sheets as of December 31, 1998 and 1999.............    F-3

Statements of Operations for the years ended December 31,
  1997, 1998 and 1999.......................................    F-4

Statements of Stockholders' Equity (Deficit) for the years
  ended December 31, 1997, 1998 and 1999....................    F-5

Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999.......................................    F-6

Notes to Financial Statements...............................    F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

  ObjectSpace, Inc.

    We have audited the accompanying balance sheets of ObjectSpace, Inc. (the Company) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ObjectSpace, Inc., at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Dallas, Texas
March 30, 2000

                               OBJECTSPACE, INC.

                                 BALANCE SHEETS

                                                                  AS OF DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $11,326,740   $  1,669,745
  Marketable securities available for sale..................           --      3,001,082
  Accounts receivable, less allowance of $71,000 and
    $238,000 at December 31, 1998 and 1999, respectively....    2,193,218      9,046,487
  Prepaid expenses..........................................      122,084        272,069
  Net assets held for sale..................................           --      1,140,596
                                                              -----------   ------------
    Total current assets....................................   13,642,042     15,129,979

Property and equipment, net.................................    1,813,979      1,801,199
Notes receivable from officers and common stockholders......      150,000        350,000
Other assets................................................      198,667        261,778
                                                              -----------   ------------
    Total assets............................................  $15,804,688   $ 17,542,956
                                                              ===========   ============
                         LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Accounts payable..........................................  $    43,815   $    507,169
  Accrued liabilities.......................................    1,881,432      2,744,335
  Notes payable.............................................       20,680             --
  Unearned revenue and customer deposits....................      607,541      3,525,600
  Current portion of long-term debt and capital lease
    obligations.............................................      198,946      3,482,004
                                                              -----------   ------------
    Total current liabilities...............................    2,752,414     10,259,108
Long-term debt..............................................    2,813,925             --
Long-term unearned revenue..................................           --        916,000
Capital lease obligations...................................      288,318        176,738
                                                              -----------   ------------
    Total liabilities.......................................    5,854,657     11,351,846

Commitments and contingencies

REDEEMABLE STOCK AND PUT WARRANTS TO PURCHASE COMMON STOCK:
  Redeemable common stock (1,317,529 shares and 1,195,236
    shares in 1998 and 1999, respectively) and put warrants
    to purchase common stock................................    1,440,942      1,901,155
  Redeemable convertible Series A preferred stock,
    $2,000,002 aggregate liquidation value, $1.00 par value:
    571,429 shares authorized, issued and outstanding.......    1,932,771      2,738,151
  Redeemable convertible Series B preferred stock,
    $10,000,001 aggregate liquidation value, $1.00 par
    value: 2,702,703 shares authorized, issued and
    outstanding.............................................    9,556,842     13,329,794

STOCKHOLDERS' DEFICIT:
  Preferred stock, $1.00 par value: shares
    authorized--1,725,868; shares issued and
    outstanding--none.
  Common stock, $0.01 par value: shares
    authorized--20,000,000; shares issued and
    outstanding--19,633,656 in 1998 and 19,685,032 in
    1999....................................................      196,337        196,850
  Additional paid-in capital................................    3,440,597      5,926,594
  Deferred stock compensation...............................           --     (1,699,566)
  Accumulated deficit.......................................   (6,617,458)   (16,195,072)
  Accumulated other comprehensive loss......................           --         (6,796)
                                                              -----------   ------------
    Total stockholders' deficit.............................   (2,980,524)   (11,777,990)
                                                              -----------   ------------
    Total liabilities and stockholders' deficit.............  $15,804,688   $ 17,542,956
                                                              ===========   ============

             The accompanying notes to the financial statements are
                an integral part of these financial statements.

                               OBJECTSPACE, INC.

                            STATEMENTS OF OPERATIONS

                                                                     YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1998          1999
REVENUE:
  License...................................................  $ 1,547,312   $   908,196   $ 5,250,425
  Service...................................................   10,069,779    10,897,098    14,895,536
                                                              -----------   -----------   -----------
    Total revenue...........................................   11,617,091    11,805,294    20,145,961

COST OF REVENUE:
  License...................................................      967,659       713,629       924,179
  Service...................................................    6,808,356     7,421,755    10,447,514
                                                              -----------   -----------   -----------
    Total cost of revenue...................................    7,776,015     8,135,384    11,371,693
                                                              -----------   -----------   -----------
Gross profit................................................    3,841,076     3,669,910     8,774,268

OPERATING EXPENSE:
  Sales and marketing.......................................    2,863,025     3,711,615     6,773,116
  Research and development..................................    1,801,774     1,811,149     4,074,915
  General and administrative................................    2,964,973     2,808,197     3,955,983
  Noncash stock compensation expense........................           --            --       232,051
                                                              -----------   -----------   -----------
    Total operating expense.................................    7,629,772     8,330,961    15,036,065
                                                              -----------   -----------   -----------
Operating loss from continuing operations...................   (3,788,696)   (4,661,051)   (6,261,797)
Interest expense............................................       55,749       249,056       641,609
Interest income and other, net..............................      (21,162)      (56,463)     (256,102)
                                                              -----------   -----------   -----------
Loss from continuing operations before income taxes.........   (3,823,283)   (4,853,644)   (6,647,304)
Income tax benefit..........................................     (214,041)           --            --
                                                              -----------   -----------   -----------
Loss from continuing operations.............................   (3,609,242)   (4,853,644)   (6,647,304)

DISCONTINUED OPERATIONS:
  Income (loss) from discontinued operations................    1,317,238       491,896       (73,210)
  Gain on sale of discontinued operations...................           --            --     2,567,484
                                                              -----------   -----------   -----------
    Income from discontinued operations.....................    1,317,238       491,896     2,494,274
                                                              -----------   -----------   -----------
Net loss....................................................   (2,292,004)   (4,361,748)   (4,153,030)
Accretion of redeemable preferred stock and common stock....           --       210,303     5,424,584
                                                              -----------   -----------   -----------
Net loss attributable to common stockholders................  $(2,292,004)  $(4,572,051)  $(9,577,614)
                                                              ===========   ===========   ===========
Basic and diluted income (loss) per common share:
  Loss from continuing operations...........................  $     (0.18)  $     (0.26)  $     (0.61)
  Income from discontinued operations.......................         0.06          0.03          0.12
                                                              -----------   -----------   -----------
  Net loss..................................................  $     (0.12)  $     (0.23)  $     (0.49)
                                                              ===========   ===========   ===========
Weighted average number of common shares outstanding........   19,624,401    19,632,121    19,640,120
                                                              ===========   ===========   ===========

             The accompanying notes to the financial statements are
                an integral part of these financial statements.

                               OBJECTSPACE, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                        COMMON STOCK         ADDITIONAL     DEFERRED           RETAINED             ACCUMULATED
                                  ------------------------    PAID-IN        STOCK             EARNINGS                OTHER
                                    SHARES       AMOUNT       CAPITAL     COMPENSATION   (ACCUMULATED DEFICIT)   COMPREHENSIVE LOSS

Balance at December 31, 1996....  19,606,300   $ 3,619,012   $       --   $        --        $    246,597             $    --
  Reincorporation of Company in
    Delaware....................          --    (3,422,949)   3,422,949            --                  --                  --
  Exercise of employee stock
    options.....................      20,328           203        7,057            --                  --                  --
  Tax benefit of employee stock
    option exercise.............          --            --        7,623            --                  --                  --
  Net loss......................          --            --           --            --          (2,292,004)                 --
                                  ----------   -----------   ----------   -----------        ------------             -------
Balance at December 31, 1997....  19,626,628       196,266    3,437,629            --          (2,045,407)                 --
  Exercise of employee stock
    options.....................       7,028            71        2,968            --                  --                  --
  Accretion of put warrants.....          --            --           --            --            (210,303)                 --
  Net loss......................          --            --           --            --          (4,361,748)                 --
                                  ----------   -----------   ----------   -----------        ------------             -------
Balance at December 31, 1998....  19,633,656       196,337    3,440,597            --          (6,617,458)                 --
  Exercise of employee stock
    options.....................      51,376           513       59,659            --                  --                  --
  Deferred compensation--
    employee stock options......          --            --    2,036,338    (2,036,338)                 --                  --
  Amortization of deferred
    compensation................          --            --           --       336,772                  --                  --
  Issuance of warrants..........          --            --      390,000            --                  --                  --
  Accretion of redeemable common
    stock.......................          --            --           --            --            (840,278)                 --
  Accretion of redeemable
    preferred stock.............          --            --           --            --          (4,584,306)                 --
  Net unrealized losses on
    marketable securities.......          --            --           --            --                  --              (6,796)
  Net loss......................          --            --           --            --          (4,153,030)                 --
                                  ----------   -----------   ----------   -----------        ------------             -------
Balance at December 31, 1999....  19,685,032   $   196,850   $5,926,594   $(1,699,566)       $(16,195,072)            $(6,796)
                                  ==========   ===========   ==========   ===========        ============             =======

                                                       TOTAL
                                  COMPREHENSIVE    STOCKHOLDERS'
                                      LOSS        EQUITY (DEFICIT)
Balance at December 31, 1996....   $        --      $  3,865,609
  Reincorporation of Company in
    Delaware....................            --                --
  Exercise of employee stock
    options.....................            --             7,260
  Tax benefit of employee stock
    option exercise.............            --             7,623
  Net loss......................            --        (2,292,004)
                                   -----------      ------------
Balance at December 31, 1997....            --         1,588,488
  Exercise of employee stock
    options.....................            --             3,039
  Accretion of put warrants.....            --          (210,303)
  Net loss......................            --        (4,361,748)
                                   -----------      ------------
Balance at December 31, 1998....            --        (2,980,524)
  Exercise of employee stock
    options.....................            --            60,172
  Deferred compensation--
    employee stock options......            --                --
  Amortization of deferred
    compensation................            --           336,772
  Issuance of warrants..........            --           390,000
  Accretion of redeemable common
    stock.......................            --          (840,278)
  Accretion of redeemable
    preferred stock.............            --        (4,584,306)
  Net unrealized losses on
    marketable securities.......        (6,796)           (6,796)
  Net loss......................    (4,153,030)       (4,153,030)
                                   -----------      ------------
Balance at December 31, 1999....   $(4,159,826)     $(11,777,990)
                                   ===========      ============

             The accompanying notes to the financial statements are
                an integral part of these financial statements.

                               OBJECTSPACE, INC.

                            STATEMENTS OF CASH FLOWS

                                                                     YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1998          1999
CASH FLOW FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(2,292,004)  $(4,361,748)  $(4,153,030)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amoritzation...........................      642,009       690,534       817,734
    Amortization of debt discount and put warrant
     adjustments............................................           --       (89,471)      132,392
    Noncash stock compensation expense......................           --            --       232,051
    Provision for bad debts.................................       41,375        63,421       166,851
    Tax benefit of employee stock option exercise...........        7,623            --            --
    (Income) loss from discontinued operations..............   (1,317,238)     (491,896)       73,210
    Gain on sale of discontinued operation..................           --            --    (2,567,484)
    Deferred income taxes...................................     (215,601)           --            --
    Changes in operating assets and liabilities:
      Accounts receivable...................................      253,933       738,823    (6,582,154)
      Prepaid expenses......................................     (127,539)      115,593      (129,132)
      Other assets..........................................      (30,811)      (24,033)     (119,778)
      Accounts payable......................................       26,239       (46,356)      456,050
      Accrued liabilities...................................      403,690       915,961       454,931
      Unearned revenue and customer deposits................    1,032,467      (782,039)    2,021,707
      Long-term unearned revenue............................           --            --       916,000
                                                              -----------   -----------   -----------
Net cash used in operating activities.......................   (1,575,857)   (3,271,211)   (8,280,652)

Net cash provided by discontinued operations................      907,313     1,033,693       494,106

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment..........................   (1,000,215)     (495,069)   (1,304,304)
Notes receivable from officers and common stockholders......           --      (150,000)     (200,000)
Proceeds from sale of discontinued operation................           --            --     2,931,000
Purchase of marketable securities...........................           --            --    (3,007,878)
                                                              -----------   -----------   -----------
Net cash used in investing activities.......................   (1,000,215)     (645,069)   (1,581,182)

CASH FLOW FROM FINANCING ACTIVITIES:
Payments on capital leases..................................     (205,487)     (175,670)     (243,414)
Proceeds from issuance of notes payable and long-term
  debt......................................................      225,318     3,000,000       437,753
Payments on notes payable and long-term debt................      (30,063)     (189,149)     (101,039)
Payments for redemption of redeemable stock.................           --      (294,536)     (436,765)
Proceeds from issuance of preferred stock...................           --    11,489,613            --
Issuance costs related to preferred stock and debt
  offerings.................................................           --      (170,000)       (5,974)
Proceeds from exercise of stock options.....................        7,260         3,039        60,172
                                                              -----------   -----------   -----------
Net cash provided by (used in) financing activities.........       (2,972)   13,663,297      (289,267)
                                                              -----------   -----------   -----------

Net increase (decrease) in cash and cash equivalents........   (1,671,731)   10,780,710    (9,656,995)
Cash and cash equivalents at beginning of year..............    2,217,761       546,030    11,326,740
                                                              -----------   -----------   -----------
Cash and cash equivalents at end of year....................  $   546,030   $11,326,740   $ 1,669,745
                                                              ===========   ===========   ===========
Cash paid during the year for interest......................  $    55,749   $   338,532   $   452,551
                                                              ===========   ===========   ===========
NON CASH INVESTING AND FINANCING ACTIVITIES
Assets acquired under capital lease.........................  $   658,128   $        --   $   167,881
                                                              ===========   ===========   ===========

             The accompanying notes to the financial statements are
                an integral part of these financial statements.

                               OBJECTSPACE, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

    ObjectSpace, Inc. (the Company), was incorporated under the laws of the State of Texas on August 17, 1992. The Company was reincorporated under the laws of the State of Delaware on November 24, 1997. As part of this reincorporation, the Company recapitalized its common stock to a $0.01 par value and authorized the issuance of one million shares of preferred stock.

    The Company provides business-to-business, or B2Bi, software products that enable organizations to easily and rapidly integrate business applications within and across organizations over the Internet. The Company's OpenBusiness software allows organizations to link their business processes, sharing services, conducting transactions and exchanging information in real-time, with customers, suppliers and other trading partners. The Company expects a substantial portion of its license and service revenue to be generated from its OpenBusiness products for the year 2000 and beyond.

    On January 14, 2000, the Company's Board of Directors authorized a 100% stock dividend for stockholders of record at the close of business on January 14, 2000. On March 11, 2000, the Company's Board of Directors authorized a 40% stock dividend for stockholders of record at the close of business on March 30, 2000. All share and per-share amounts in the accompanying financial statements have been restated to give effect to these stock dividends. Additionally, the Company increased the common shares authorized to 95,000,000 effective March 30, 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    REVENUE RECOGNITION

    Software license revenue is recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable; no significant production, modification, or customization of the software is required; collection is considered probable by management; and vendor-specific objective evidence exists to allow the allocation of the total fee to elements of the arrangement. In December 1998, the AICPA issued SOP 98-9, "Software Revenue Recognition with Respect to Certain Arrangements." This SOP requires recognition of revenue using the "residual method" in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the "residual method," the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with SOP 97-2. The Company adopted the provisions of this SOP effective January 1, 1999. The Company did not have a material change to its accounting for revenue as a result of the provisions of SOP 98-9.

    Revenue for consulting services performed under fixed-price contracts, which are in excess of six months in duration, is recognized on a percentage-of-completion method. Revenue from these contracts is recognized in the proportion that labor hours incurred to date bear to total estimated labor hours at completion. Anticipated losses on fixed-price contracts are recognized when estimable. Revenue generated from consulting services performed under time and materials agreements is recognized as services are performed and includes reimbursement of expenses incurred in connection with the performance of service. Maintenance contract revenue is recognized ratably over the term of the related contract.

    ADVERTISING COSTS

    Advertising costs are expensed upon first showing. Amounts expensed were approximately $552,000, $743,000 and $1.0 million in 1997, 1998 and 1999, respectively.

                               OBJECTSPACE, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CASH AND CASH EQUIVALENTS

    Cash equivalents include highly liquid investments with a maturity period of three months or less at the date of purchase. Cash equivalents are stated at cost, which approximates fair value.

    MARKETABLE SECURITIES

    As of December 31, 1999, marketable securities consisted of investments in corporate and government bond funds. These securities are classified as "available for sale" since management intends to hold the securities for an indefinite period of time and may sell the securities prior to their maturity. The marketable securities are carried at aggregate fair value based on the specific identification method. Available for sale securities that are reasonably expected by management to be sold within one year from the balance sheet date are classified as current assets.

    PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Equipment acquired under capital leases is stated at the lower of the present value of minimum future lease payments or fair value of the equipment at the inception of the lease. Amortization of equipment acquired under capital lease is included in depreciation expense. Depreciation of property and equipment, other than leasehold improvements, is provided over the estimated useful lives of the respective assets (ranging from three to seven years) using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the respective lease term or estimated useful life of the asset.

    OTHER ASSETS

    Other assets consist primarily of costs to obtain patents and trademarks. The Company amortizes these costs over a period of 5 years using the straight-line method beginning when the patent or trademark is issued. Previously capitalized costs related to abandoned or denied patent applications are expensed in the period when the application is abandoned or denied.

    IMPAIRMENT OF LONG-LIVED ASSETS

    The Company assesses the recoverability of its long-lived assets on an annual basis or whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. If undiscounted cash flows are not sufficient to support the recorded assets, an impairment is recognized to reduce the carrying value of the long-lived assets to the estimated fair value. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Additionally, in conjunction with the review for impairment, the remaining estimated lives of certain of the Company's long-lived assets are assessed.

    SOFTWARE DEVELOPMENT COSTS

    Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86 (SFAS 86), "Accounting for the Costs of Computer Software to be Sold,

                               OBJECTSPACE, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Leased or Otherwise Marketed." Under SFAS 86, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. To date, such capitalizable costs have not been material as the establishment of technological feasibility of the Company's products and general release of such software have substantially coincided. Accordingly, the Company has charged all such costs to research and development expense. Future capitalized costs, if any, will be amortized on a straight-line basis over the estimated lives of the products or by the ratio of current revenue to the total of current and anticipated future revenue, whichever expense is greater.

    STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options and to follow the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the estimated fair value of the Company's shares and the exercise price of options to purchase that stock.

    INCOME TAXES

    Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and income tax credits. Temporary differences are primarily the result of the differences between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 1998 and 1999.

    NET LOSS PER SHARE

    Basic net loss per share is computed based on the weighted average number of outstanding shares of common stock during each period. The diluted per share amount is computed using the weighted average number of common stock shares outstanding and the common equivalent shares consisting of convertible preferred stock, stock options, warrants and redeemable common stock using the treasury stock and reverse treasury stock methods, if dilutive. Diluted loss per share is the same as basic loss per share for all periods presented because the effects of such items were anti-dilutive given the Company's losses. See Notes 10 and 11 for anti-dilutive securities that were excluded from the net loss per share calculation.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                               OBJECTSPACE, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    SEGMENT REPORTING

    The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

    COMPREHENSIVE INCOME

    Effective January 1, 1998, the Company adopted the provisions of SFAS
No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. The Company's comprehensive loss is comprised of the net loss and elements of other comprehensive income such as unrealized gains or losses on available-for-sale securities.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133).
SFAS 133, as amended, is effective for quarters beginning after June 15, 2000. We do not currently utilize derivative financial instruments. Therefore, we do not expect that the adoption of SFAS 133 will have a material impact on our results of operations or financial position.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101) which summarizes certain of the staff's view in applying generally accepted accounting principles to revenue recognition in financial statements. The effective date of SAB 101 for the Company is the quarter ended June 30, 2000. The Company continues to evaluate the impact that SAB 101 will have on the timing of revenue recognition in future periods. Based on its initial evaluation, the Company believes SAB 101 will not have a material impact on its future results of operations.

3. MARKETABLE SECURITIES

    As of December 31, 1999, the Company's marketable securities available for sale consisted of corporate and government bond funds. The securities had a cost basis of $3,007,878 and a market value, as of December 31, 1999 of $3,001,082 resulting in an unrealized loss of $6,796. The securities are reflected in the balance sheet at their fair market value. The gross unrealized losses for the year ended December 31, 1999 have been recorded as a separate component of stockholders' deficit. There were no marketable securities during 1997 or 1998.

                               OBJECTSPACE, INC.

4. PROPERTY AND EQUIPMENT

    Property and equipment are comprised of the following:

                                                                 AS OF DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
Computer equipment and accessories..........................  $ 1,693,713   $ 1,935,547
Equipment acquired under capital leases.....................      893,216       998,709
Purchased software..........................................      266,993       407,505
Office equipment............................................       81,954        67,841
Office furniture............................................      262,528       261,315
Leasehold improvements......................................      342,656       241,278
                                                              -----------   -----------
                                                                3,541,060     3,912,195
Less -- Accumulated depreciation and amortization...........   (1,727,081)   (2,110,996)
                                                              -----------   -----------
                                                              $ 1,813,979   $ 1,801,199
                                                              ===========   ===========

    Accumulated amortization of assets under capital leases amounted to $353,887 and $454,191 at December 31, 1998 and 1999, respectively.

5. INCOME TAXES

    The tax effected temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                                        AS OF DECEMBER 31,
                                                              --------------------------------------
                                                                 1997         1998          1999
Deferred tax assets:
  Net operating loss carryforward...........................  $  830,252   $ 2,431,984   $ 3,841,931
  Depreciation of fixed assets..............................      54,877        66,223        30,226
  Reserve for assets held for sale..........................          --            --         6,919
  Allowance for doubtful accounts...........................          --        26,249        87,834
  Stock options and warrants................................          --            --       229,972
  Accrued expenses..........................................          --       176,146       127,072
  Timing of revenue recognition.............................     498,138        96,193            --
  Research and development credit...........................      58,987       134,622       327,415
  Other, net................................................          --            --           462
                                                              ----------   -----------   -----------
Total deferred tax assets...................................   1,442,254     2,931,417     4,651,831
Valuation allowance for deferred tax assets.................    (740,132)   (2,427,954)   (4,009,154)
                                                              ----------   -----------   -----------
Deferred tax assets, net of valuation allowance.............     702,122       503,463       642,677

Deferred tax liabilities:
  Cash to accrual adjustment................................    (702,122)     (470,543)     (221,049)
  Capitalization of patent costs............................          --       (21,095)      (56,864)
  Deferred losses from discontinued operations..............          --            --      (362,455)
  Prepaid expenses..........................................          --       (11,825)       (2,309)
                                                              ----------   -----------   -----------
Total deferred tax liabilities..............................    (702,122)     (503,463)     (642,677)
                                                              ----------   -----------   -----------
Deferred income tax assets, net of deferred tax
  liabilities...............................................  $       --   $        --   $        --
                                                              ==========   ===========   ===========

                               OBJECTSPACE, INC.

5. INCOME TAXES (CONTINUED)

    The Company has federal net operating loss carryforwards of approximately $10.4 million at December 31, 1999, which, if not utilized, will begin to expire in 2009. Of this amount approximately $6.3 million is subject to limitation under Internal Revenue Code Section 382. In addition, the Company has approximately $10.5 million of state net operating loss carryforwards as of December 31, 1999. Also, the Company has approximately $327,000 of research and development credit carryforwards at December 31, 1999. Approximately $229,000 of the research and development credits are subject to limitation under Internal Revenue Code Section 383.

    At December 31, 1997, 1998 and 1999, the Company has recorded a valuation allowance against its net deferred tax assets because management believes that, after considering all the available objective evidence, the realization of the assets are not reasonably assured.

    The differences between the actual income tax benefit and the amount computed by applying the statutory federal tax rate to the loss from continuing operations before income taxes are as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------
                                                      1997          1998          1999
Benefit computed at federal statutory rate.......  $(1,299,916)  $(1,650,239)  $(2,260,083)
State income tax benefit, net of federal tax
  effect at state statutory rate.................      (67,313)     (127,185)     (127,529)
Research and development credit..................      (37,084)      (55,666)      (98,743)
Change in valuation allowance....................    1,187,993     1,809,677     2,437,244
Other............................................        2,279        23,413        49,111
                                                   -----------   -----------   -----------
  Total..........................................  $  (214,041)  $        --   $        --
                                                   ===========   ===========   ===========

    Significant components of the provision (benefit) for income taxes on loss from continuing operations are as follows:

                                                                      YEARS ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                  1997           1998          1999
Current:
  Federal.................................................      $      --        $ --          $ --
  State...................................................          1,560          --            --
                                                                ---------        ----          ----
Total current.............................................          1,560          --            --

Deferred:
  Federal.................................................       (180,425)         --            --
  State...................................................        (35,176)         --            --
                                                                ---------        ----          ----
Total deferred............................................       (215,601)         --            --
                                                                ---------        ----          ----
Total.....................................................      $(214,041)       $ --          $ --
                                                                =========        ====          ====

6.  LEASES

   The Company is obligated under various capital leases and noncancelable operating lease agreements for facilities and equipment. The significant capital leases contain bargain purchase options. During 1997, the Company entered into four leases for office space in Dallas and Austin, all of which

                               OBJECTSPACE, INC.

6.  LEASES (CONTINUED)
include rent escalation clauses. A summary of future minimum lease payments as of December 31, 1999, is as follows:

                                                                  CAPITAL       OPERATING
                                                                   LEASES         LEASES
2000........................................................      $262,173      $1,630,278
2001........................................................       127,657       1,607,064
2002........................................................        72,327       1,623,862
2003........................................................            --         500,838
                                                                  --------      ----------
Total payments due..........................................      $462,157      $5,362,042
                                                                                ==========
Less amounts representing interest..........................        50,426
                                                                  --------
Present value of minimum lease payments.....................       411,731
Less current portion........................................       234,993
                                                                  --------
Noncurrent portion..........................................      $176,738
                                                                  ========

    Rental expense under noncancelable operating leases for facilities and equipment approximated $1.1 million, $1.5 million and $1.4 million for the years ended December 31, 1997, 1998 and 1999, respectively.

7.  ACCRUED LIABILITIES

    Accrued liabilities as of December 31 consisted of:

                                                                 1998         1999
Accrued payroll-related expenses............................  $  825,068   $1,657,561
Accrued property-related expenses...........................     104,837      297,525
Other accruals..............................................     951,527      789,249
                                                              ----------   ----------
                                                              $1,881,432   $2,744,335
                                                              ==========   ==========

8.  DEBT AND PUT WARRANTS TO PURCHASE COMMON STOCK

   As of December 31, 1999, the Company had an outstanding balance of $357,394 under a 36-month note (the Term Loan) in the original amount of $437,753 entered into in June 1999. This fixed-term borrowing, which has an interest rate of approximately 11.0%, is being repaid in monthly installments over the term of the loan.

    On June 16, 1998, the Company issued a $3.0 million Senior Subordinated Note (the Note) to a bank that had an original maturity of June 16, 2001, along with 196,000 seven-year detachable warrants to purchase common stock at $.01 per share. The proceeds from the Note were allocated between the Note and the warrants based on their relative fair market values at the time of issuance. A discount of $227,075 was recorded against the face value of the Note which represented the estimated fair value of the warrants on the date of issuance. The carrying value of the Note at December 31, 1998 and 1999, was $2,813,925 and $2,889,617, respectively, which is net of the unamortized discount of $186,075 and $110,383, respectively. The discount is being amortized until the maturity of the Note, resulting in an effective interest rate of 15.2%. The principal of the Note is payable at maturity and interest is payable

                               OBJECTSPACE, INC.

8. DEBT AND PUT WARRANTS TO PURCHASE COMMON STOCK (CONTINUED) monthly based on a 12% interest rate. The Note is secured by all the assets of the Company, but is subordinate to the Revolver and contains the same nonfinancial covenants as the Revolver. The Company intends to use a portion of the proceeds of this offering to repay the Note and therefore considers the carrying value to approximate fair value.

    The number of warrants exercisable can decrease to as low as 84,000 provided the Note is paid on or before certain dates. The noteholder has the option to sell the warrants back to the Company (Put Warrants to Purchase Common Stock) on either August 16, 2001, or on the occurrence of other specified events at an amount per warrant equal to the Company's fair value per share at the put date less the exercise price. The option to sell the warrants back to the Company terminates upon specified events which include, the first sale of the Company's common stock pursuant to a registration statement with, and declared effective by the Securities and Exchange Commission which results in gross proceeds of at least $10,000,000. The fair value of the warrants is included in redeemable common stock and put warrants to purchase common stock in the accompanying balance sheets. Changes in the fair value of the warrants are reflected as adjustments to interest expense in the accompanying statement of operations. The value of the warrants is reflected at the estimated fair value of the warrants, based on an independent appraisal commissioned by the Company.

    The Company has a Loan and Security Agreement with a bank that provides the Company with a $5 million revolving line of credit (the Revolver). The Company may elect to borrow under the Revolver on a revolving or fixed-term basis. Borrowings under the Revolver bear interest at the bank's prime rate plus .75%, are secured by all the assets of the Company and are due on the maturity date of the Revolver (April 7, 2000). Borrowings under the Revolver are limited to a borrowing base equal to 80% of eligible trade receivables less any letters of credit outstanding. As of December 31, 1999, there were $446,622 in letters of credit outstanding which expire at various times during the year 2000. These letters of credit were primarily used in lieu of security deposits on certain operating and capital leases. The Company must also comply with certain financial ratio and other nonfinancial covenants, including a prohibition on the payment of dividends. As of December 31, 1999 the Company was not in compliance with one of the covenants and, as such, obtained a waiver of the noncompliance from the bank through February 29, 2000. The Company is currently negotiating an amendment to the Revolver to modify the covenants, however, there can be no assurance that the Company will be successful in those efforts. The Note and the Term Loan contain cross-default provisions to the Revolver. As a result, all three have been reclassified to current liabilities as of December 31, 1999.

9.  EMPLOYEE RETIREMENT PLAN

    The Company's 401(k) plan (PIE Investment Plan) provides retirement benefits to eligible employees. Under the PIE Investment Plan, employees are eligible to participate after one year of service. Participants are permitted to make salary reduction contributions of up to 15% of their eligible compensation. While the plan provides for discretionary contributions by the Company, no such contributions have been made.

                               OBJECTSPACE, INC.

10. RESTRICTED STOCK AND STOCK OPTION PLAN (CONTINUED)

    The Company has a 1994 Restricted Stock and Stock Option Plan (the 1994
Plan) and a 1998 Stock Option Plan (the 1998 Plan) under which shares are available for grant of restricted stock and stock options to employees. The 1994 Plan provides for the granting of a maximum of 2,800,000 shares of stock or stock options with no more than 560,000 to any one employee in a single year. At December 31, 1999, the 1998 Plan provides for the granting of a maximum of 5,180,000 shares of stock options with no limitations on grants to individual employees. Under each plan, the stock option exercise price per share is equal to the fair market value on the date of grant, as determined by the Board of Directors. Options vest pursuant to vesting schedules as determined by the Board of Directors (ranging from one to five years) and expire, if unexercised, ten years from the date of grant. In addition, the Company issued 126,000 and 84,000 options to its nonemployee directors during 1998 and 1999, respectively. These options have an exercise price of $1.43, vest over 2 years and have a 10 year life. These options were issued outside of the Company's option plans.

    Stock option transactions in the Company's plans are summarized as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------
                                                         1997                    1998                    1999
                                                 ---------------------   ---------------------   ---------------------
                                                              WEIGHTED                WEIGHTED                WEIGHTED
                                                              AVERAGE                 AVERAGE                 AVERAGE
                                                   NUMBER     EXERCISE     NUMBER     EXERCISE     NUMBER     EXERCISE
                                                 OF OPTIONS    PRICE     OF OPTIONS    PRICE     OF OPTIONS    PRICE
Options outstanding-beginning of year..........  1,180,133     $0.36     1,762,180     $0.86      3,268,634    $1.20
Options granted................................    986,272      1.43     2,329,550      1.43      3,610,958     0.79
Options forfeited..............................   (383,897)     0.78      (816,068)     1.12     (2,177,288)    1.29
Options exercised..............................    (20,328)     0.36        (7,028)     0.36        (51,376)    1.17
                                                 ---------               ---------               ----------
Options outstanding--end of year...............  1,762,180      0.86     3,268,634      1.20      4,650,928     0.84
                                                 =========               =========               ==========
Options exercisable at end of year.............    298,900     $0.36       421,618     $0.47        846,888    $0.79
                                                 =========               =========               ==========
Weighted average grant date fair value of
  options granted during the year..............                $0.44                   $0.39                   $0.65

    The following summarizes information about the Company's stock options outstanding:

                                 AS OF DECEMBER 31, 1999
           --------------------------------------------------------------------
                      OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
           ------------------------------------------   -----------------------
                            WEIGHTED-       WEIGHTED-                 WEIGHTED-
                             AVERAGE         AVERAGE                   AVERAGE
EXERCISE     NUMBER         REMAINING       EXERCISE      NUMBER      EXERCISE
 PRICE     OUTSTANDING   CONTRACTUAL LIFE     PRICE     EXERCISABLE     PRICE
 $0.36        559,748      5.6 years          $0.36       503,418       $0.36
  0.66      2,800,750      9.6 years           0.66            --          --
  1.43      1,290,430      8.2 years           1.43       343,470        1.43
            ---------                                     -------
            4,650,928      8.7 years          $0.84       846,888       $0.79
            =========                                     =======

    At December 31, 1999, there were 3,244,040 options available for future issuance under the Company's plans.

    The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing

                               OBJECTSPACE, INC.

10. RESTRICTED STOCK AND STOCK OPTION PLAN (CONTINUED) employee stock options. The Company had no deferred stock compensation during 1997 and 1998. During 1999, in connection with options granted to employees to purchase common stock, the Company recorded deferred stock compensation of $2,036,338 of which $336,772 was recognized as expense. Of the amount recognized $104,721 was charged to discontinued operations. This initial amount deferred represents the difference between the fair value of the options on the date of grant, based on an independent appraisal commissioned by the Company, and the exercise price of the options. Although the Company's Board of Directors believed that the exercise price per share assigned to stock options was equal to the fair value on the date of grant, the Company concluded an independent appraisal was necessary to validate the estimates of fair value due to the subjective nature of such estimates. Therefore, the Company commissioned an independent appraisal of its common stock as of October 31,1999. The appraised value was used as a basis to estimate stock compensation on option grants during 1999 and was also used to determine the fair value of put warrants to purchase common stock (Note 8). The deferred stock compensation is being amortized over the vesting period of the related options, which is generally four years.

    Information regarding pro forma net loss is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with no volatility and the following assumptions: weighted average risk-free interest rate of 6.23% in 1997, 5.35% in 1998, and 5.86% in 1999, no dividends, and a weighted average expected life of the option of 6.0 years in 1997 and 1998, and
2.75 years in 1999.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                                     YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1998          1999
Pro forma net loss attributable to common stockholders......  $(2,375,572)  $(4,801,815)  $(9,824,594)
                                                              ===========   ===========   ===========
Pro forma basic and diluted net loss per share..............  $     (0.12)  $     (0.24)  $     (0.50)
                                                              ===========   ===========   ===========

    The pro forma disclosures include only the effect of options granted subsequent to December 31, 1994. Accordingly, the pro forma information does not reflect the pro forma effect of all previous stock option grants of the Company, and thus is not necessarily indicative of future amounts until SFAS 123 is applied to all outstanding stock options.

                               OBJECTSPACE, INC.

11. REDEEMABLE STOCK

    REDEEMABLE COMMON STOCK

    Effective March 31, 1998, one of the Company's common stockholders received the right to require the Company to repurchase up to 1,400,000 (less 204,764 shares repurchased as of December 31,1999) of his shares at $3.57 per share (Put Shares). The number of shares the Company could be required to repurchase each quarter multiplied by $3.57 per share cannot exceed 2.5% of the preceding quarter's revenue. The repurchase obligation of the Company terminates upon the successful completion of an initial public offering with a pre-offering Company valuation exceeding $100 million. With the issuance of the Series B preferred stock, in order to conform the investor's put rights to those of the newly issued series B preferred stock, the investor's right was amended to, in addition to the rights described above, allow for all his Put Shares then outstanding to be subject to repurchase at any time after January 1, 2003, if a public offering has not occurred, or at any time that the Series A or Series B preferred stockholders can exercise their put rights due to the Company's breach of the preferred stockholder agreement. Additionally, the Put Shares must still be repurchased at $3.57 per share and, upon exercise of the amended right, the repurchase price payable shall be paid by the Company through the issuance of a three-year note with a quarterly payment schedule and at an interest rate of prime plus 1%. Since the repurchase of the shares is outside of the control of the Company, the shares subject to repurchase are treated as redeemable common stock and are presented outside of stockholders' deficit. Periodic accretions based on the straight-line method are recorded such that the carrying value of the Put Shares will equal the $3.57 redemption value on January 1, 2003. Accretion to redemption value is recorded as a charge to accumulated deficit and credited to redeemable common stock.

    REDEEMABLE CONVERTIBLE PREFERRED STOCK

    The Company issued 571,429 shares of Series A redeemable convertible preferred stock for gross proceeds of $2.0 million on September 4, 1998, and 2,702,703 shares of Series B redeemable convertible preferred stock for gross proceeds of $10.0 million on December 30, 1998.

DIVIDEND PREFERENCE:

    The Series A and Series B preferred stockholders are entitled to receive noncumulative dividends in preference to the common stockholders at the rate of $0.28 and $0.30 per share (8% of the liquidation value), respectively, per annum provided such dividends are declared.

VOTING RIGHTS:

    Except as otherwise required by law, the Series A and Series B preferred stockholders vote together with the common stockholders on all matters upon which the common stockholders are entitled to vote. Each holder of preferred stock is entitled to one vote for each share of common stock into which each share of preferred stock could then be converted. In addition, the Series B preferred stockholders are entitled to elect two directors to the Company's Board of Directors.

CONVERSION RIGHTS:

    Each share of preferred stock is convertible, at the stockholder's option, at any time after issuance into 2.8 shares of common stock. The conversion prices at December 31, 1999 are $1.25 and $1.32 for the Series A and Series B, respectively.

    The Series A preferred stock is automatically converted into common at the then-applicable conversion rate (i) if the Series A stockholder holds at least 50% of the shares of Series A originally

                               OBJECTSPACE, INC.

11. REDEEMABLE STOCK (CONTINUED)
issued to it and it consents to such conversion; (ii) if the Series A stockholder converts at least 50% of the Series A shares originally issued to it into common stock; (iii) upon a consolidation, merger, or sale of the Company at a price per Series A preferred share of not less than $7.00; or (iv) upon the closing of an underwritten public offering of shares of the Company at a per share public offering price (prior to underwriter commission and expense) of not less than $7.00 per Series A preferred share and for a total offering of more than $20 million.

    The conversion price of the Series A preferred stock is subject to adjustment proportionately for stock splits, stock dividends, recapitalization, etc.

    The Series B preferred stock is automatically converted into common stock at the then-applicable conversion rate (i) upon a consolidation, merger, or sale of all the outstanding capital stock of the Company for cash consideration of at least two times the then-effective conversion rate or consideration payable in registered securities of an issuer that is publicly traded and has a market capitalization of at least $500 million post-acquisition or (ii) upon the closing of an underwritten public offering that results in aggregate gross proceeds of at least $20 million.

    The conversion price of the Series B preferred stock is subject to adjustment proportionately for stock splits, stock dividends, recapitalization, etc. It is also subject to adjustment on a weighted average basis for sales by the Company of its common stock at prices below the conversion price, and for grants of stock options in excess of a specified amount prior to December 31, 2000.

REDEMPTION RIGHTS:

    If at any time the Company materially breaches the respective stockholder agreements or if at any time after January 1, 2003, the Company has not consummated a qualifying public offering, the Series A and Series B preferred stockholders have the right to require the Company to repurchase the preferred or common stock then owned by them. The repurchase price is equal to the greater of the fair market value or a per share sale price defined as $7.40 per share plus a 10% annual return on the original purchase price (redemption value of $9.02 per share for the Series A preferred stockholders and $9.12 per share for the Series B preferred stockholders). The amount payable under the repurchase rights shall be paid by the Company issuing a three-year note with a quarterly payment schedule and at an interest rate of prime plus 1%. Accretion towards the maximum redemption amount using the straight-line method is charged against the Company's additional paid-in capital and credited to the redeemable preferred.

LIQUIDATION PREFERENCE:

    In the event of the Company's dissolution, the preferred stockholders are entitled to receive, prior to and in preference to any distribution of any of the Company's assets and surplus funds to the common stockholders, liquidation proceeds on a pro rata basis that is determined based on $3.50 per share plus any declared but unpaid dividends for the Series A preferred stock and $3.70 per share plus any declared but unpaid dividends for the Series B preferred stock. In addition, having received their liquidation preference, the preferred stockholders will share ratably with the common stockholders in the remaining assets of the Company on a common share equivalent basis.

                               OBJECTSPACE, INC.

11. REDEEMABLE STOCK (CONTINUED)

    The activity in the redeemable preferred stock and redeemable common stock and warrants is as follows:

                                                 REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                             -----------------------------------------------     REDEEMABLE COMMON
                                                   SERIES A                 SERIES B             STOCK AND WARRANTS
                                             ---------------------   -----------------------   ----------------------
                                              SHARES      AMOUNT      SHARES       AMOUNT       SHARES       AMOUNT
Balance at December 31, 1996...............       --    $       --          --   $        --   1,400,000   $1,428,571
                                             -------    ----------   ---------   -----------   ---------   ----------
Balance at December 31, 1997...............       --            --          --            --   1,400,000    1,428,571
  Issuance of Series A preferred stock.....  571,429     1,932,771          --            --          --           --
  Issuance of Series B preferred stock.....       --            --   2,702,703     9,556,842          --           --
  Issuance of put warrants.................       --            --          --            --          --      227,075
  Accretion of redeemable common stock.....       --            --          --            --          --      210,303
  Decretion of put warrants................       --            --          --            --          --     (130,471)
  Shares repurchased from investor upon
    exercise of put option.................       --            --          --            --     (82,471)    (294,536)
                                             -------    ----------   ---------   -----------   ---------   ----------
Balance at December 31, 1998...............  571,429     1,932,771   2,702,703     9,556,842   1,317,529    1,440,942
  Shares repurchased from investor upon
    exercise of put option.................       --            --          --            --    (122,293)    (436,765)
  Accretion of put warrants................       --            --          --            --          --       56,700
  Accretion of redeemable common stock.....       --            --          --            --          --      840,278
  Other....................................       --            --          --        (5,974)         --           --
  Accretion of preferred stock.............       --       805,380          --     3,778,926          --           --
                                             -------    ----------   ---------   -----------   ---------   ----------
Balance at December 31, 1999...............  571,429    $2,738,151   2,702,703   $13,329,794   1,195,236   $1,901,155
                                             =======    ==========   =========   ===========   =========   ==========

12. COMMITMENTS AND CONTINGENCIES

   One of the Company's customers has the right of first refusal to purchase certain elements of the Company's OpenBusiness software should the Company contract for its sale.

    The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

13. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

    During 1999, the Company sold its Educational Services division to a third party for approximately $2.9 million in cash. The sale produced a pretax gain of approximately $2.6 million.

    In July 1999, the board of directors authorized the Company to sell its FAB Solutions division. This sale was completed in March 2000. As the Company realized a gain on the sale of FAB Solutions, the net assets of FAB Solutions are recorded as Net Assets Held for Sale in the December 31, 1999

                               OBJECTSPACE, INC.

13. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED) balance sheet at their historical net book value plus post-measurement date losses. Net Assets Held for Sale as of December 31, 1999, is comprised of:

Accounts receivable.........................................  $   708,386
Prepaid expenses............................................       47,110
Property and equipment, net.................................      434,270
Accounts payable............................................       (7,304)
Accrued liabilities.........................................     (172,998)
Deferred Revenue............................................     (849,270)
Post-measurement date losses................................      980,402
                                                              -----------
Net assets held for sale....................................  $ 1,140,596
                                                              ===========

    Revenue from the Educational Services and FAB Solutions divisions represented approximately $5.4 million in 1997, $5.1 million in 1998 and $4.8 million in 1999. These revenue amounts have been eliminated from the respective revenue lines in the accompanying statements of operations.

14. SIGNIFICANT CUSTOMERS

    The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all trade accounts receivable. The losses incurred by the Company with respect to trade receivables have not exceeded management's expectations.

    Revenue from certain of the Company's largest customers individually exceeded 10% of the Company's revenue as follows:

                                                                       YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
CUSTOMER                                                        1997       1998       1999
A...........................................................     15%        **         **
B...........................................................     19%        15%        **
C...........................................................     14%        **         **
D...........................................................     17%        **         **
E...........................................................     **         21%        26%
F...........................................................     **         **         20%

--------------------------

**  Less than 10%.

15. WARRANTS

   During December 1998, in connection with certain financing transactions, the Company issued a warrant to purchase 234,595 shares of common stock at an exercise price of $1.32 per share. The warrant is fully vested, immediately exercisable, nonforfeitable and will expire in December 2003.

    During December 1999, as a sales-inducement to one of its largest customers, the Company agreed to issue one year warrants covering $2.5 million of common stock at the Company's initial public offering price. The Company commissioned an independent appraisal of the warrants. Based on this

                               OBJECTSPACE, INC.

15. WARRANTS (CONTINUED)
appraisal, the fair value of these warrants at the date of the agreement of $390,000, was recorded in additional paid in capital and as a reduction of license revenue.

16. SHARES RESERVED FOR FUTURE ISSUANCE

    The Company has reserved common shares for issuance at December 31, 1999, as follows:

Conversion of Series A preferred stock......................   1,600,001
Conversion of Series B preferred stock......................   7,567,566
Exercise of stock options...................................   8,104,968
Exercise of warrants........................................     430,595
                                                              ----------
Total reserved for issuance.................................  17,703,130
                                                              ==========

17. INITIAL PUBLIC OFFERING

   On March 11, 2000, the Company's Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission for the purpose of an initial public offering of the Company's common stock.

[Inside back cover portrays the following:

    Logo of OpenBusiness in upper center. Text in the right center of the page reads:

    "B2B INTEGRATION SOLUTIONS

        OpenBusiness Infrastructure Platform

        OpenBusiness Gateway

        OpenBusiness Portal

        Professional Services"

    The background is a solid blue, under which appears a curved digitized cityscape. Logo of ObjectSpace and slogan "The Power Between" appear at lower right corner.]

---------------------------------------------------------
---------------------------------------------------------
             , 2000

                                     [LOGO]

                                   SHARES OF COMMON STOCK

                                ----------------

                              P R O S P E C T U S
                               -----------------

                          DONALDSON, LUFKIN & JENRETTE

                            BEAR, STEARNS & CO. INC.

                             DAIN RAUSCHER WESSELS

                            WARBURG DILLON READ LLC

                                 DLJDIRECT Inc.

---------------------------------------------------------

We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of ObjectSpace have not changed since the date hereof.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Until            , 2000 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by ObjectSpace, Inc. ("ObjectSpace") in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

SEC registration fee........................................  $ 30,360
NASD filing fee.............................................    12,000
Nasdaq National Market listing fee..........................    90,000
Printing and engraving costs................................         *
Legal fees and expenses.....................................         *
Accounting fees and expenses................................         *
Blue Sky fees and expenses..................................         *
Transfer Agent and Registrar fees...........................         *
Miscellaneous expenses......................................         *
                                                              --------
Total.......................................................  $      *
                                                              ========

------------------------

*   To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Certificate of Incorporation of ObjectSpace provides that the liability of the directors of ObjectSpace to ObjectSpace or any of its stockholders for monetary damages arising from acts of omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the General Corporation Law of the State of Delaware. This limitation does not apply with respect to any action in which a director would be liable under Section 174 of the General Corporation Law of the State of Delaware nor does it apply with respect to any liability in which a director:

    - breached his duty of loyalty to ObjectSpace or its stockholders;

    - did not act in good faith or, in failing to act, did not act in good faith;

    - acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

    - derived an improper personal benefit.

    ObjectSpace's Certificate of Incorporation requires ObjectSpace to indemnify its directors, officers and employees and former directors, officers and employees to the fullest extent permitted by the General Corporation Law of the State of Delaware. Pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware, ObjectSpace has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding (other than an action by or in the right of ObjectSpace) by reason of the fact that he is or was a director, officer, employee or agent of ObjectSpace, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of ObjectSpace, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    The power to indemnify applies to actions brought by or in the right of ObjectSpace as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

    The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

    Reference is made to the Form of Underwriting Agreement, to be filed as
Exhibit 1.1 to this registration statement, which provides for indemnification by the underwriters under certain circumstances of the directors and officers of ObjectSpace signing the registration statement and certain controlling persons of ObjectSpace against certain liabilities, including those arising under the Securities Act.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling ObjectSpace pursuant to the foregoing provisions, ObjectSpace has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, the registrant has issued unregistered securities to a limited number of persons as described below:

1. On June 16, 1998, the registrant issued and sold a warrant to purchase up to 196,000 shares of common stock at a purchase price of $0.01 per share in connection with a financing transaction.

2. On September 4, 1998, the registrant issued and sold 571,429 shares of Series A preferred stock to one investor for $3.50 per share, or an aggregate of approximately $2.0 million.

3. On December 30, 1998, the registrant issued and sold an aggregate of 2,702,703 shares of Series B preferred stock to a total of 6 investors for $3.70 per share, or an aggregate of approximately $10.0 million.

4. On December 30, 1998, the registrant issued and sold a warrant to purchase 234,595 shares of common stock at a purchase price of $1.32 per share in connection with certain financing transactions.

5. On December 23, 1999, in connection with one of our licensing and professional services transactions, the registrant issued a warrant to purchase that number of shares of common stock equal to $2.5 million divided by the offering price of the common stock in this offering.

6. As of January 17, 2000, the registrant issued and sold a warrant to purchase up to 4,200 shares of common stock at a purchase price of $8.57 per share in connection with the registrant's obtaining services from a consultant.

7. As of March 22, 2000, an aggregate of 322,977 shares of common stock had been issued upon exercise of options under the registrant's stock option plans.

    On January 14, 2000, the registrant effected a split of its common stock in the form of a stock dividend of one share of common stock for each share of common stock outstanding as of that date. On March 30, 2000, the registrant effected a split of its common stock in the form of a stock dividend of 0.4 shares of common stock for each share of common stock outstanding as of that date.

    None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) thereof, pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the registrant, to information about the registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a)  EXHIBITS.

EXHIBIT NO.             DESCRIPTION
-----------             -----------
         1.1*           Form of Underwriting Agreement.

         2.1 Asset Purchase Agreement dated as of March 8, 2000 by and between ObjectSpace, Inc. and KLA-Tencor Corporation.

         2.2 Stock Purchase Agreement dated as of September 23, 1999 by and between ObjectSpace, Inc. and Valtech, S.A.

         3.1*           Amended and Restated Certificate of Incorporation.

         3.2*           Amended and Restated Bylaws.

         4.1*           Specimen common stock certificate.

         5.1*           Opinion of Haynes and Boone, LLP, counsel to the registrant.

        10.1*           Master Services Agreement dated as of August 6, 1999 by and between ObjectSpace, Inc. and Galileo International, L.L.C.

        10.2            Master Escrow Agreement dated as of November 11, 1998 by and between ObjectSpace, Inc. and Data Securities International,
                        Inc.

        10.3* License Agreement dated as of October 28, 1997 by and between ObjectSpace, Inc. and Tivoli Systems, Inc.

        10.4 Lease Agreement dated as of April 29, 1997 by and between ObjectSpace, Inc. and CarrAmerica Realty, L.P.

        10.5            First Amendment to Lease Agreement dated as of September 23,
                        1999 by and between ObjectSpace, Inc. and CarrAmerica
                        Realty, L.P.

        10.6            Office Lease Agreement dated as of May 30, 1997 by and
                        between ObjectSpace, Inc. and 14850 Quorum Associates, Ltd.

        10.7            Office Lease Agreement dated as of September 5, 1997 by and between ObjectSpace, Inc. and Brookdale Investors, L.P.

        10.8            Amended and Restated 1994 Restricted Stock and Stock Option
                        Plan.

        10.9            1998 Stock Option Plan.

        10.10           Amendment No. 3 to 1998 Stock Option Plan dated as of
                        March 30, 2000.

        10.11           Non-Employee Director Stock Option Plan.

        10.12*          Loan and Security Agreement dated as of February 9, 1998 by and between ObjectSpace, Inc. and Silicon Valley Bank.

        10.13*          Senior Subordinated Loan and Security Agreement dated as of
                        June 16, 1998 by and between ObjectSpace, Inc. and Silicon
                        Valley Bank.

        10.14 Employment Agreement dated as of December 30, 1998 by and between ObjectSpace, Inc. and David Norris.

EXHIBIT NO.             DESCRIPTION
-----------             -----------
        10.15           Amendment to Employment Agreement of David Norris, dated as of March 28, 2000.

        23.1            Consent of Ernst & Young LLP, Independent Auditors.

        23.2*           Consent of Haynes and Boone, LLP, counsel to the registrant.

        24.1            Power of Attorney (see signature page hereto).

        27.1            Financial Data Schedule.

------------------------

*   To be supplied by amendment.

b)  FINANCIAL STATEMENT SCHEDULE

    Financial Statement Schedules are not listed because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in
Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, State of Texas, on the 31st day of March, 2000.

                                                       OBJECTSPACE, INC.

                                                       By:               /s/ DAVID NORRIS
                                                            -----------------------------------------
                                                                           David Norris
                                                            CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF
                                                                        EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    We, the undersigned directors and/or officers of ObjectSpace, Inc., hereby severally constitute and appoint David Norris, Chief Executive Officer, and Paul
A. Lipari, Chief Financial Officer, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the registration statement on Form S-1 filed with the Securities and Exchange Commission, and any or all amendments to said registration statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of ObjectSpace, Inc., and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as each of them might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

                                                                  TITLE                    DATE
                                                                  -----                    ----
                  /s/ DAVID NORRIS                     Chairman of the Board,
     -------------------------------------------         President and Chief          March 31, 2000
                    David Norris                         Executive Officer

                 /s/ PAUL A. LIPARI                    Chief Financial Officer
     -------------------------------------------         (principal financial and     March 31, 2000
                   Paul A. Lipari                        accounting officer)

                 /s/ JOHN C. BENTLEY
     -------------------------------------------       Director                       March 31, 2000
                   John C. Bentley

                                                                  TITLE                    DATE
                                                                  -----                    ----
                  /s/ GRANT A. DOVE
     -------------------------------------------       Director                       March 31, 2000
                    Grant A. Dove

                  /s/ GRAHAM GLASS
     -------------------------------------------       Director                       March 31, 2000
                    Graham Glass

                /s/ EUGENE LOWENTHAL
     -------------------------------------------       Director                       March 31, 2000
                  Eugene Lowenthal

                /s/ R. STEPHEN POLLEY
     -------------------------------------------       Director                       March 31, 2000
                  R. Stephen Polley

                   /s/ DAVID NEAR
     -------------------------------------------       Director                       March 31, 2000
                     David Near